As filed with the Securities and Exchange Commission on April 4, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COMSYS IT PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7363	56-1930691
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4400 Post Oak Parkway, Suite 1800

Houston, TX 77027

(713) 386-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Margaret G. Reed

Senior Vice President, General Counsel and Corporate Secretary

COMSYS IT Partners, Inc.

4400 Post Oak Parkway, Suite 1800

Houston, TX 77027

(713) 386-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C.	Michael J. Schiavone
Akin Gump Strauss Hauer & Feld LLP	Shearman & Sterling LLP
1700 Pacific Avenue, Suite 4100	599 Lexington Avenue
Dallas, TX 75201	New York, NY 10022
(214) 969-2800	(212) 848-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Common stock, par value $0.01 per share	$60,000,000	$7,062

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(3)	Includes shares of common stock that may be sold to cover the exercise of an overallotment option granted to the underwriters.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 4, 2005

PROSPECTUS

                 Shares

COMSYS IT Partners, Inc.

Common Stock

COMSYS is selling          shares and the selling stockholders are selling          shares.

We expect the public offering price of our common stock to be between $         and $         per share. The shares are quoted on the Nasdaq National Market under the symbol “CITP.” On March 28, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $13.00 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to COMSYS	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                      , 2005.

Merrill Lynch & Co. Sole Bookrunning Lead Manager	Robert W. Baird & Co. Co-Lead Manager

Harris Nesbitt	SunTrust Robinson Humphrey

The date of this prospectus is                      , 2005.

T ABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains market data and industry forecasts and projections, which we have obtained from third-party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified the information.

COMSYS® and vWorxSM are the service marks of COMSYS IT Partners, Inc. and its subsidiaries. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our common stock. If you invest in our common stock, you are assuming a high degree of risk. See “Risk Factors.”

Except as otherwise indicated or required by the context, references in this prospectus to “we,” “our,” “our company,” “us,” “COMSYS” or “the Company” refer to the combined business of COMSYS IT Partners, Inc. and its subsidiaries. Except as otherwise specified, references to “Old COMSYS” are to COMSYS Holding, Inc., its subsidiaries and their respective predecessors prior to its merger with VTP, Inc., a wholly owned subsidiary of Venturi Partners, Inc., on September 30, 2004, which we refer to as the merger. In connection with the merger, Venturi Partners, Inc. changed its name to “COMSYS IT Partners, Inc.” Since former Old COMSYS stockholders owned a majority of our common stock upon consummation of the merger, Old COMSYS is deemed the acquirer of Venturi for accounting and financial reporting purposes. References to “Venturi” are to Venturi Partners, Inc., its subsidiaries and their respective predecessors prior to the merger, excluding those subsidiaries relating to Venturi’s commercial staffing business which were sold on September 30, 2004. The term “you” refers to a prospective investor.

Overview

Our Business

We are a leading information technology, or IT, staffing services company that provides a full range of specialized staffing and project implementation services and products. We have a coast-to-coast presence in the United States, with 41 offices in 23 states. The staffing services we provide allow our clients to focus their resources on their core businesses rather than on recruiting, training and managing IT professionals. In using our staffing services, our clients benefit from:

•	our extensive recruiting channels, providing our clients ready access to highly skilled IT professionals, often within 48 hours of submitting a placement request;

•	access to a flexible workforce, allowing our clients to manage their labor costs more effectively without compromising their IT goals; and

•	our knowledge of the market for IT resources, providing our clients with qualified candidates at competitive prices.

We are currently the fourth largest IT staffing services company based on 2003 revenue data, and our goal is to become the leading provider of IT staffing services in the United States through a combination of internal growth and strategic acquisitions. We serve a broad and diversified customer base with clients in a wide range of industry sectors. We contract with our customers to provide both short- and long-term IT staffing services at client locations throughout the U.S. Our consultants possess a wide range of skills and experience, including website development and integration, application programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. Our IT staffing services accounted for approximately 91% of our revenues for 2004.

In addition to our core IT staffing business, we also offer our customers services that complement our staffing activities, such as:

•	vendor management, in which we assist our clients in quantifying, rationalizing and monitoring their procurement of temporary staffing and other services from multiple suppliers;

•	project solutions, including software development and maintenance, network design and management and offshore application maintenance and development; and

•	recruitment and permanent placement of IT professionals.

These additional services provide us opportunities to build relationships with new clients and enhance our service offerings to our existing clients.

We currently engage approximately 4,900 consultants, many of whom have over eight years of IT industry experience. We recruit our consultants through our internal proprietary database that contains information about more than 300,000 candidates, and also through the Internet, local and national advertising and trade shows. We compensate most of our consultants only for the hours that we bill to our clients, which allows us to better match labor costs with our revenue generation.

For the fiscal year ended January 2, 2005, we had revenues of approximately $437.0 million and a net loss of approximately $55.2 million. On a pro forma basis after giving effect to the merger of Venturi and Old COMSYS, the sale of Venturi’s commercial staffing business and related financings, we had revenues of approximately $639.4 million and a net loss of approximately $20.7 million for fiscal 2004.

Market Opportunity

We believe that the demand for IT staffing is highly correlated to economic conditions and overall employment trends and that demand will increase with an improving economy. After contraction in the IT staffing industry from late 2000 to 2002 caused by corporate overspending on IT initiatives during the late 1990s and subsequent poor economic conditions, the industry has recently shown signs of growth. Staffing Industry Analysts, Inc., or SIA, an independent, industry-recognized research group, noted in its March 2005 report that it expects the IT staffing industry to grow from $15.8 billion in 2004 to $17.4 billion in 2005 and $19.2 billion in 2006, an increase of approximately 10% in each of 2005 and 2006. In addition, vendor management services are expected to grow at a much faster pace, with SIA projecting that 29% of large companies will use vendor management services in 2005, compared to 8% in 2003.

Competitive Strengths

We believe that our competitive strengths differentiate us from our competitors and have allowed us to successfully create a sustainable and scalable national IT staffing services business. Our competitive strengths include:

•	Large national footprint and proven track record. We believe our brand name, high-quality consultant base and broad geographic presence give us a competitive advantage as corporate and governmental clients continue to consolidate their use of IT staffing providers.

•

Focus on IT staffing services.    We believe that the IT staffing industry offers a greater opportunity for higher profitability than certain other commercial staffing segments because of the value-added nature of IT personnel. Unlike many of our competitors that offer several types of staffing services such as IT, finance, accounting, light industrial and clerical, we are focused on the IT sector. As a result, we are able to commit our resources and capital towards the pursuit of building the leading IT staffing services business in the U.S.

•	Substantial and diverse customer base. Our diversified client base covers a broad spectrum of vertical markets, including financial services, telecommunications, manufacturing, information technology, government, pharmaceutical, transportation and health care. We have over 400 clients and provide services to approximately 30% of the Fortune 500 companies and approximately 66% of the Fortune 50 companies. In fiscal 2004, our 15 largest customers represented approximately 44% of our revenue.

•	Extensive recruiting channels and effective hiring process. The placement of highly skilled personnel requires operational and technical knowledge to effectively recruit and screen personnel, match them to client needs, and develop and manage the resulting relationships. We maintain a proprietary database that contains information about more than 300,000 candidates, and we also recruit through the Internet, local and national advertising and trade shows. Additionally, we have a national recruiting center in the U.S. and an offshore recruiting center in India.

•	Complementary service offerings. In addition to IT staffing, we offer our customers vendor management services, project solutions and permanent placement of IT professionals, which help us to build and enhance our relationships with new and existing clients.

•	Proven management team. Our management team has significant staffing industry experience. Mike Willis, our Chairman, Chief Executive Officer and President, has over 30 years of experience in the staffing industry and is one of the leaders in the consolidation of that industry.

•	Scalable infrastructure. We have a scalable information technology and transaction processing infrastructure. Our back-office functions, including payroll, billing, accounts payable, collections and financial reporting, are consolidated in our shared services center in Phoenix, Arizona. We also have a proprietary, web-enabled front-office system (FOX) that facilitates the identification, qualification and placement of consultants in a timely manner.

Business Strategy

Our business strategy is to become the leading provider of IT staffing services in the United States. Among our immediate peer group, we are the only staffing provider focused exclusively on the IT sector. We intend to continue implementing our business strategy through a combination of internal growth and strategic acquisitions that complement or enhance our business. The key components of our internal growth strategy include:

•	expanding market share within our existing customer base;

•	increasing penetration of existing markets by developing new customer relationships in those markets;

•	expanding our geographic presence to new mid-tier cities in the United States;

•	focusing on placements requiring more highly skilled IT staffing professionals, which generate higher bill rates and margins;

•	enhancing our brand recognition among new and existing customers;

•	identifying and adding new technology practice areas;

•	attracting and retaining quality consultants;

•	leveraging low cost sales and delivery operations, such as our centralized national recruiting center in the U.S. and our offshore recruiting facilities in India; and

•	providing other value-added services that enhance our relationships with new and existing clients.

In addition to focusing on internal growth, we intend to continue evaluating potential acquisitions as a component of our business strategy. We look for acquisition targets that provide us the opportunity to:

•	expand our services to new geographic markets;

•	add new clients to our existing customer base; or

•	add new IT practice areas to our existing capabilities.

Recent Developments

We completed the merger of Venturi and Old COMSYS on September 30, 2004, combining the eighth and ninth largest companies in the IT staffing industry to create the fourth largest IT staffing company based on revenue data for 2003. The combined company has achieved, and is expected to continue to achieve, cost savings by reducing corporate overhead and other expenses. The combined company also enjoys the benefits of a broader geographic footprint and offers an expanded range of technology service offerings that we expect will make us more competitive. We believe these factors will enable us to secure new and expand existing relationships with Fortune 500 clients. We have made substantial progress toward the integration of the businesses of Old COMSYS and Venturi in the few months since completion of the merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Merger.”

Our Offices

Our principal executive offices are located at 4400 Post Oak Parkway, Suite 1800, Houston, Texas 77027. Our telephone number is (713) 386-1400. Our website address is www.comsys.com. The information contained in, or that can be accessed through, our website is not part of this prospectus or any other filing that we make with the Securities and Exchange Commission, or the SEC.

The Offering

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Overallotment option	shares

Use of proceeds

We intend to use the net proceeds from our sale of shares of our common stock in this offering to redeem all of our outstanding Series A-1 preferred stock and repay approximately $25.0 million of outstanding principal and interest under our second lien term loan. The additional proceeds (including any proceeds from the underwriters’ exercise of their overallotment option) will be used for general corporate purposes, including working capital and potential acquisitions of, or investments in, companies, technologies, products or assets that complement our business. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq symbol	CITP

Risk Factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”

Except as otherwise indicated, all information contained in this prospectus:

•	assumes the underwriters do not exercise their overallotment option;

•	excludes 1,131,278 shares of our common stock issuable upon the exercise of options outstanding as of January 2, 2005, at a weighted average exercise price of $10.94 per share;

•	excludes 768,997 shares of our common stock issuable upon the exercise of warrants outstanding as of January 2, 2005, at a weighted average exercise price of $7.8025 per share; and

•	excludes 758,404 additional shares available as of January 2, 2005 for future grants under our 2004 Stock Incentive Plan and 2003 Equity Incentive Plan.

Summary Historical Consolidated and Pro Forma Condensed Combined Financial Data

Set forth below is our summary historical consolidated and pro forma condensed combined financial data for the periods presented. The summary historical consolidated statement of operations data for the fiscal years ended December 31, 2002 and 2003 and January 2, 2005 and the summary historical consolidated balance sheet data at December 31, 2003 and January 2, 2005 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. The summary historical consolidated balance sheet data at December 31, 2002 are derived from Old COMSYS’ audited consolidated financial statements that are not included in this prospectus. The summary pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

The summary pro forma condensed combined financial data gives effect to the merger of Old COMSYS and Venturi, the sale of Venturi’s commercial staffing business and the related financing transactions as if all such transactions occurred on January 1, 2004. The summary pro forma condensed combined financial data is based on certain assumptions and adjustments and does not purport to reflect what our actual results of operations would have been had the merger, the sale of Venturi’s commercial staffing business and the related financing transactions in fact occurred on January 1, 2004, nor is it necessarily indicative of the results of operations that we may achieve in the future.

For accounting purposes, the merger of Old COMSYS with Venturi was treated as a reverse merger in which Old COMSYS was deemed to be the acquirer. The summary historical consolidated financial data for all periods prior to the merger on September 30, 2004 reflect the historical results of Old COMSYS. The summary historical consolidated financial data for the period subsequent to September 30, 2004 reflect financial results of COMSYS after giving effect to the merger and include Venturi’s results of operations from the effective date of the merger. In light of the merger of Old COMSYS and Venturi, the historical data presented below is not indicative of future results.

You should read the following summary historical consolidated and pro forma condensed combined financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended December 31,		Fiscal Year Ended January 2, 2005	Pro forma Fiscal Year Ended January 2, 2005 (unaudited)
	2002	2003
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$386,947	$332,850	$437,013	$639,387
Cost of services	292,266	251,501	331,474	487,131

Gross profit	94,681	81,349	105,539	152,256
Selling, general and administrative expenses	69,858	63,881	79,378	121,490
Restructuring and integration costs(1)	875	854	10,322	12,870
Stock based compensation(2)	—	—	6,998	6,715
Goodwill impairment loss(3)	11,200	—	—	—
Depreciation and amortization	14,580	15,870	14,564	18,129

Operating income (loss)	(1,832)	744	(5,723)	(6,948)
Interest expense and other expenses, net(4)	14,634	37,234	51,848	16,162
Loss on early extinguishment of debt(5)	—	—	2,986	2,986
Income tax expense (benefit)	—	760	(5,402)	(5,402)
Cumulative effect of accounting change: goodwill impairment(3)	(141,500)	—	—	—

Net loss	(157,966)	(37,250)	(55,155)	(20,694)

Preferred stock dividend and accretion(4)	(34,737)	(19,240)	—	—

Net loss attributable to common stockholders	$(192,703)	$(56,490)	$(55,155)	$(20,694)

Per share data:
Basic and diluted net loss per share attributable to common stockholders(6)	$(78,975.10)	$(23,153.48)	$(14.20)	$(1.35)
Basic and diluted weighted average number of shares outstanding(6)	2.4	2.4	3,884	15,276

	At December 31,		At January 2, 2005
	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Total assets(3)	$183,953	$168,119	$321,501
Mandatorily redeemable preferred stock, redeemable common stock and warrant liability(3)	315,509	360,721	23,314
Other debt, including current maturities	141,353	111,706	140,123
Stockholders’ equity (deficit)(3)	(318,986)	(373,180)	36,025

(1)	Restructuring and integration costs for 2002 and 2003 relate to additional severance payments in connection with Old COMSYS’ expense reduction plan. Costs for 2004 relate to the merger and include costs for certain duplicate staff employee positions, abandoned leasehold costs, severance costs and write-offs for obsolete internal information systems.
(2)

Stock based compensation expense in 2004 was $7.0 million. In connection with the merger, all the outstanding shares of Old COMSYS Class D redeemable preferred stock, which were issued under the Old COMSYS 2004 Management Incentive Plan, were exchanged for 1.4 million shares of Venturi common stock. Of such shares, 468,615 were vested at the closing of the merger, resulting in the recognition of $5.3 million of stock based compensation expense. This compensation expense is based on a weighted average value of $11.20 per share of Venturi common stock. On January 1, 2005, 156,205 additional shares vested, resulting in the recognition of an additional $1.7 million in stock based compensation expense in fiscal 2004. This expense amount was also based on a per share value of $11.20. See Note 11 to our audited historical consolidated financial statements included elsewhere in this prospectus.

(3)	Effective January 1, 2002, Old COMSYS adopted SFAS No. 142 and, as a result of its initial impairment test, incurred a goodwill impairment loss that was recorded as the cumulative effect of a change in accounting principle. Additionally, Old COMSYS ceased recording amortization of goodwill as required by SFAS No. 142.
(4)	Effective July 1, 2003, Old COMSYS adopted SFAS No. 150, which resulted in the reclassification of Old COMSYS’ mandatorily redeemable preferred stock and accrued dividends of $337.7 million, and $1.4 million of common stock, to non-current liabilities. Stockholder notes receivable for the purchase of redeemable securities were reclassified out of equity and recorded as noncurrent assets. Additionally, Old COMSYS reclassified $3.7 million of unamortized issuance cost associated with the mandatorily redeemable preferred stock to other assets. Old COMSYS also began to recognize dividends declared and the amortization of the deferred issuance costs associated with the mandatorily redeemable preferred stock as interest expense. Dividends on preferred stock issued by Old COMSYS are paid in additional shares of preferred stock, rather than in cash. See Note 2 to our audited historical consolidated financial statements included elsewhere in this prospectus.
(5)	Loss on early extinguishment of debt relates to the write-off of deferred financing costs in connection with COMSYS’ refinancing of certain of its debt in August 2004 and September 2004. In addition, COMSYS incurred a prepayment penalty of $1.1 million in connection with the repayment of certain senior subordinated notes. See Note 6 to our audited historical consolidated financial statements included elsewhere in this prospectus. This prepayment penalty was recorded as loss on early extinguishment of debt in our consolidated statement of operations.
(6)	The earnings per share data and weighted average number of shares outstanding have been retroactively restated to reflect the exchange ratio of .0001 of a share of our common stock for each share of Old COMSYS common stock outstanding immediately prior to the merger as if such exchange had occurred at the beginning of each of the periods presented.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to Our Business

We compete in a highly competitive market with limited barriers to entry and significant pricing pressures. There can be no assurance that we will continue to successfully compete.

The U.S. staffing services market is highly competitive and fragmented. We compete in national, regional and local markets with full-service and specialized staffing agencies, systems integrators, computer systems consultants, search firms and other providers of staffing services. Although the majority of our competitors are significantly smaller than we are, a number of competitors have greater marketing and financial resources than us. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new entrants into our markets. We expect that the level of competition will remain high in the future, which could limit our ability to maintain or increase our market share or maintain or increase gross margins, either of which could have a material adverse effect on our financial condition and results of operations. In addition, from time to time we experience significant pressure from our clients to reduce price levels, and during these periods, we may face increased competitive pricing pressures. Competition may also affect our ability to recruit the personnel necessary to fill our clients’ needs. We also face the risk that certain of our current and prospective clients will decide to provide similar services internally. There can be no assurance that we will continue to successfully compete.

Any economic downturn may cause our revenues to decline and may adversely affect our results of operations and financial condition.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by local, regional and global economic conditions. Since demand for personnel services is sensitive to changes in the level of economic activity, our business may suffer during economic downturns. As economic activity slows down, companies tend to reduce their use of temporary employees and permanent placement services before undertaking layoffs of their regular employees, resulting in decreased demand for personnel services. Also, as businesses reduce their hiring of permanent employees, revenue from our permanent placement services is adversely affected. As a result, any significant economic downturn could reduce our revenues and adversely affect our results of operations and financial condition.

In addition, the economic slowdown during the last few years significantly affected the willingness and ability of businesses to invest capital in upgrading or replacing their technology systems and platforms. Many of our clients canceled, reduced or deferred expenditures for technology services during the economic downturn. If capital investment is constrained by a slow economic environment, or by other factors that we can neither control nor predict, then our existing and prospective clients may increasingly defer or cancel installation of new or upgraded technology systems and platforms. As a result, revenues from our technology services business may not regain former levels in the near term and may in fact decline.

Our profitability will suffer if we are not able to maintain current levels of billable hours and bill rates and control our costs.

Our profit margin, and therefore our profitability, is largely dependent on the following factors: the number of hours billed for our services, the rates we charge for these services and the pay rate of our consultants. Accordingly, if we are unable to maintain these amounts at current levels, our profit margin and our profitability will suffer. The rates we charge for our services are affected by a number of considerations, including:

•	our clients’ perception of our ability to add value through our services;

•	competition, including pricing policies of our competitors; and

•	general economic conditions.

The number of billable hours is affected by various factors, including the following:

•	the demand for IT staffing services;

•	the quality and scope of our services;

•	seasonal trends, primarily as a result of holidays, vacations and inclement weather;

•	our ability to transition consultants from completed assignments to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

•	our ability to manage consultant turnover.

Our pay rates are affected primarily by the supply of and demand for skilled U.S.-based consultants. During periods when demand for consultants exceeds the supply, pay rates may increase.

Some of our costs, such as office rents, are fixed in the short term, which limits our ability to reduce costs in periods of declining revenues. Our current and future cost-management initiatives may not be sufficient to maintain our margins as our level of revenue varies.

We may be unable to attract and retain qualified billable consultants, which could have an adverse effect on our business, financial condition and results of operations.

Our operations depend on our ability to attract and retain the services of qualified billable consultants who possess the technical skills and experience necessary to meet our clients’ specific needs. We are required to continually evaluate, upgrade and supplement our staff in each of our markets to keep pace with changing client needs and technologies and to fill new positions. The IT staffing industry in particular has high turnover rates and is affected by the supply of and demand for IT professionals. This has resulted in intense competition for IT professionals, and we expect such competition to continue. In addition, our consultants’ loyalty to us may have been harmed by our decreasing pay rates in order to preserve our profit margin in the previous market downturn, which may adversely affect our competitive position. Certain of our IT operations recruit consultants who require H-1B visas, and U.S. immigration policy currently restricts the number of new H-1B petitions that may be granted in each fiscal year. Our failure to attract and retain the services of personnel, or an increase in the turnover rate among our employees, could have a material adverse effect on our business, operating results or financial condition. If a supply of qualified consultants, particularly IT professionals, is not available to us in sufficient numbers or on economic terms that are, or will continue to be, acceptable to us, our business, operating results or financial condition could be materially adversely affected.

We depend on key personnel, and the loss of the services of one or more of our senior management or a significant portion of our local management personnel could weaken our management team and our ability to deliver quality services and could adversely affect our business.

Our operations historically have been, and continue to be, dependent on the efforts of our executive officers and senior management, including Mike Willis, our Chairman, Chief Executive Officer and President. In addition, we are dependent on the performance and productivity of our respective regional operations executives, local managing directors and field personnel. The loss of one or more of these employees could have an adverse effect on our operations, including our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions. Our ability to attract and retain business is significantly affected by local relationships and the quality of services rendered by branch managerial personnel. If we are unable to attract and retain key employees to perform these services, our business, financial condition and results of operations could be materially adversely affected.

Our dependence on large customers and the risks we assume under our contracts with them could have a material adverse effect on our revenues and results of operations.

We depend on several large customers for a significant portion of our revenues. Generally, we do not provide services to our customers under long-term contracts. If one or more of our large customers terminated an existing contract or substantially reduced the services they purchase from us, our revenues and results of operations would be adversely affected. In addition, large customers, including those with preferred supplier arrangements, increasingly have been seeking pricing discounts in exchange for higher volumes of business. Furthermore, because of the size of our large customers, we may be required to accept less favorable terms regarding risk allocation to retain their business. These factors may potentially adversely affect our revenues and results of operations.

We have substantial debt obligations that could restrict our operations and adversely affect our business and financial condition.

We have substantial indebtedness. In connection with the consummation of the merger, we entered into a credit agreement providing for a two-year term loan of $15 million and a five-year revolving credit facility of up to $100 million. In addition, we also entered into an agreement providing for a second lien term loan of $70 million. As of January 2, 2005, our outstanding debt was approximately $140 million.

Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	limiting our ability to borrow additional funds.

Our outstanding debt bears interest at a variable rate, subjecting us to interest rate risk. In the event economic conditions result in higher interest rates, our debt service requirements on our outstanding debt will also increase. Our debt service requirements require the use of a substantial portion of our operating cash flow to pay interest on our debt instead of other corporate purposes. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. We cannot assure you that our cash flow and capital resources will be sufficient for payment of interest on and principal of our debt in the future, or that any such alternative measures would be successful or would permit us to meet scheduled debt service obligations. Any failure to meet our debt obligations could harm our business and financial condition.

Restrictive financing covenants limit the discretion of our management and may inhibit our operating flexibility.

Our credit facilities contain a number of covenants that limit the discretion of our management with respect to certain business matters. Our credit facilities contain covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;

•	repurchase shares;

•	declare or pay dividends and other distributions;

•	incur liens;

•	make capital expenditures;

•	make certain investments or acquisitions;

•	repay debt; and

•	dispose of property.

In addition, under our credit facilities, we are required to satisfy a minimum EBITDA, minimum fixed charge coverage ratio and a maximum total leverage ratio. A breach of any covenants governing our debt would permit the acceleration of the related debt and potentially other indebtedness under cross-default provisions, which could harm our business and financial condition. These restrictions may place us at a disadvantage compared to our competitors that are not required to operate under such restrictions or that are subject to less stringent restrictive covenants.

Factors beyond our control may affect our ability to successfully execute our acquisition strategy, which may have an adverse impact on our growth strategy.

Our business strategy includes increasing our market share and presence in the IT staffing industry through strategic acquisitions of companies that complement or enhance our business. We expect to face competition for acquisition opportunities, and some of our competitors may have greater financial resources or access to financing on more favorable terms than us. This competition may limit our acquisition opportunities and our ability to grow through acquisitions or could raise the prices of acquisitions and make them less accretive or possibly non-accretive to us.

We regularly evaluate opportunities to acquire staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with some of these companies. These acquisitions involve numerous risks, including:

•	potential loss of key employees or clients of acquired companies;

•	difficulties integrating acquired personnel and distinct cultures into a single business;

•	diversion of management attention from existing operations; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired companies.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses. Any acquisition may ultimately have a negative impact on our business, financial condition and results of operations.

We may suffer losses due to the conduct of our employees or our clients during staffing assignments.

We employ and place people generally in the workplaces of other businesses. Attendant risks of this activity include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements, errors and omissions of temporary employees, particularly of professionals, misuse of client proprietary information, misappropriation of funds, other criminal activity or torts and other similar claims. In some instances we have agreed to indemnify our clients against some or all of the foregoing matters. We will be responsible for these indemnification obligations, to the extent they remain in effect, and may in the future agree to provide similar indemnities to some of our prospective clients. In certain circumstances, we may be held responsible for the actions at a workplace of persons not under our direct control. Although historically we have not had any significant problems in this area, there can be no assurance that we will not experience such problems in the future or that our insurance, if any, will be sufficient in amount or scope to cover any such liability. The failure of any of our employees or personnel to observe our policies and guidelines, relevant client policies and guidelines, or applicable federal, state or local laws, rules and regulations, and other circumstances that cannot be predicted, could have a material adverse effect on our business, operating results and financial condition.

Additional government regulation and rising health care and unemployment insurance costs and taxes could have a material adverse effect on our business, operating results and financial condition.

We are required to pay a number of federal, state and local payroll and related costs, including unemployment taxes and insurance, workers’ compensation, FICA and Medicare, among others, for our employees. We also provide various benefits to our employees, including health insurance. Significant increases in the effective rates of any payroll-related costs would likely have a material adverse effect on our results of operations unless we can pass them along to our customers. Our costs could also increase if health care reforms expand the scope of mandated benefits or employee coverage or if regulators impose additional requirements and restrictions related to the placement of personnel.

We generally seek to increase fees charged to our clients to cover increases in health care, unemployment and other direct costs of services, but our ability to pass these costs to our clients over the last several years has diminished. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount if these expenses continue to rise. There is also no assurance that we will be able to adapt to future regulatory changes made by the Internal Revenue Service, the Department of Labor or other state and federal regulatory agencies. Our inability to increase our fees or adapt to future regulatory changes could have a material adverse effect on our business, operating results and financial condition.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which requires that we document and test our internal controls and certify that we are responsible for maintaining an adequate system of internal control procedures. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal controls of our business, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that our auditors will not have to report a material weakness in connection with the presentation of our financial statements. If we fail to comply with the requirements of Section 404 or if our auditors report such material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We do not own an offshore outsourcing facility, which may put us at a disadvantage compared to our competitors that have their own offshore outsourcing centers.

In the past few years, more companies are using, or are considering using, low cost “offshore” outsourcing centers, particularly in India, to perform technology related work and projects. This trend has contributed to the decline in domestic IT staff augmentation revenue as well as on-site solutions oriented projects. We compete for this business through a strategic alliance relationship with a company in India rather than owning an offshore program directly. As a result, we may be disadvantaged in competing for the business of large customers who prefer to deal with a single provider with its own offshore outsourcing centers.

We have had substantial intangible assets and have incurred significant impairment charges, and may incur further charges if there are significant adverse changes to our outlook.

Our intangible assets consist principally of goodwill and customer base intangibles resulting from the acquisition of businesses from unrelated third parties for cash and other consideration. We have accounted for these acquisitions using the purchase method of accounting, with the assets and liabilities of the businesses acquired recorded at their estimated fair values as of the dates of the acquisitions. Goodwill in an amount equal to the excess of cost over fair value of the net assets acquired has been recorded at historical cost. Our other intangible assets consist mainly of covenants not to compete, the value of our customer base and certain prepayments made under consultant supply contracts.

We have adopted Statement of Financial Standards No. 142, which prohibits the amortization of goodwill for indefinite-lived intangible assets and requires that goodwill and other indefinite-lived intangible assets be tested annually for impairment. We perform these tests on an annual basis, and any significant adverse changes in our expected future operating results or outlook would likely result in impairment of the affected intangible assets.

Adverse results in tax audits could require significant cash expenditures or expose us to unforeseen liabilities.

We are subject to periodic federal, state and local income tax audits for various tax years. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could have a material adverse affect on our business, financial condition and results of operations.

We may be subject to lawsuits and claims, which could have a material adverse effect on our financial condition and results of operations.

A number of lawsuits and claims are pending against us, and additional claims and lawsuits may arise in the future. Litigation is inherently uncertain and may be costly and time consuming to resolve, and may have a material adverse effect on our financial condition and results of operations.

Concentration of services in the Washington, D.C. area may adversely affect our revenues in the event of extraordinary events.

A significant portion of our revenues is derived from services provided in the Washington, D.C. area. A terrorist attack, such as that of September 11, 2001, or other extraordinary events in the Washington, D.C. area could have a material adverse effect on our revenues and results of operations.

We depend on the proper functioning of our information systems.

We are dependent on the proper functioning of information systems in operating our business. Critical information systems are used in every aspect of our daily operations, most significantly, in the identification and matching of staffing resources to client assignments and in the customer billing and consultant payment functions. Our systems are vulnerable to natural disasters, fire, terrorist acts, power loss, telecommunications failures, physical or software break-ins, computer viruses and other similar events. If our critical information systems fail or are otherwise unavailable, we would have to accomplish these functions manually, which could temporarily impact our ability to identify business opportunities quickly, maintain billing and client records reliably and bill for services efficiently. In addition, we depend on third party vendors for certain functions whose future performance and reliability we cannot control.

Our certificate of incorporation contains certain provisions that could discourage an acquisition or change in control of COMSYS.

Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of new common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

Some provisions of our certificate of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

•	special approvals for certain related-party transactions during the first three years after the merger;

•	special approvals for certain fundamental corporate transactions or to amend our charter or certain provisions of our bylaws during the first three years after the merger; and

•	requiring stockholder action to be at a stockholders meeting and not by written consent of the stockholders.

In addition, we have entered into a voting agreement giving Wachovia Investors, Inc. the right to designate nominees for election to our board of directors, which may have the effect of preventing, or making more difficult, changes in control of our company.

Risks Related to the Merger and the Sale of Our Commercial Staffing Business

Integration of the operations of Venturi and Old COMSYS following the merger presents significant challenges that may keep COMSYS from realizing the anticipated benefits of the merger.

We completed the merger of our wholly owned subsidiary, VTP, Inc., with and into Old COMSYS on September 30, 2004. The success of the merger depends, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities expected to result from integrating Venturi’s IT staffing business with the business of Old COMSYS. Our ability to realize these benefits on a timely basis depends upon the successful integration of the combined operations. The integration of two independent companies is a complex, costly and time-consuming process that presents significant challenges, including:

•	retaining and assimilating key officers and employees;

•	consolidating corporate and administrative functions, including transitioning to centralized processes and procedures for corporate functions such as contract services, risk management, payroll and billing;

•	transitioning to uniform policies throughout the organization;

•	minimizing the diversion of management’s attention from ongoing business concerns;

•	preserving the customer, supplier, marketing and promotional relationships and other important relationships of both companies;

•	successfully commercializing products and services under development and increasing revenues from existing marketed products and services; and

•	coordinating geographically separate operations.

The primary integration components that remain outstanding from the merger include the final transition of all back office functions to the COMSYS shared services center located in Phoenix, Arizona and continued marketing and client development as a combined company. The process of combining the organization may continue to cause an interruption in our business, which could adversely affect our revenues and results of operations.

Our estimates of cost savings and cost saving components as a result of the merger are inherently uncertain, and there can be no assurance as to the accuracy of these estimates.

The estimated cost savings expected to result from the merger are based on a number of assumptions, including our successful implementation within a defined period of necessary cost saving programs, such as the elimination of duplicative management costs and administrative programs and the implementation of tax planning strategies. The cost savings estimates also assume that we will be able to realize merger efficiencies such as marketing synergies, economies of scale and interest expense savings. If we fail to achieve the anticipated cost savings of the merger, our financial condition and results of operations could be materially adversely affected.

We may be subject to liabilities arising from the sale of our commercial staffing services subsidiary, which could have a material adverse effect on our business, operating results and financial condition.

In connection with the sale of our commercial staffing services subsidiary, Venturi Staffing Partners, Inc., on September 30, 2004, we agreed to indemnify CBS Personnel Services, Inc. (formerly Compass CS Inc.) and its affiliates for any losses, damages or expenses they incur in connection with the following:

•	any breach of any of our representations and warranties in the stock purchase agreement (including the disclosure letter) or any other document or certificate we delivered in connection with the closing;

•	any breach of our covenants or obligations in the stock purchase agreement to the extent such breach was not disclosed on our closing certificate;

•	any claims for payments due from Venturi Staffing Partners, Inc. with respect to the Venturi Partners, Inc. non-qualified profit-sharing plan; and

•	the failure to obtain any third-party consent required in connection with the completion of the commercial staffing services sale.

In general, we are liable for indemnification if CBS Personnel Services notifies us of a claim within one year of the closing date of the sale. Our liability extends, however, through the applicable statute of limitations for any breach of our representation regarding tax matters, and there is no time limit on claims brought in connection with any breach of our representations regarding authorization of the transactions, corporate power and authority, absence of conflicts with our organizational documents or board resolutions, capitalization of Venturi Staffing Partners, Inc. or absence of brokerage commissions due or claims based on our failure to fulfill our obligations under the non-qualified profit-sharing plan.

In general, we are not liable for any claims until the aggregate amount of the claims exceeds $200,000, and then we are liable only for the amount of damages in excess of $100,000. Under our agreement with CBS Personnel Services, our indemnification obligations cannot exceed $5 million, except for liabilities relating to taxes and certain unemployment and unclaimed property taxes. We placed $2.5 million in escrow at closing to secure our obligations relating to these unemployment and unclaimed property taxes, but liabilities with respect to these matters could exceed the escrow amount. Liability incurred by us pursuant to these indemnification obligations could have a material adverse effect on our business, operating results and financial condition.

Risks Related to this Offering and Our Common Stock

Shares of our common stock have been thinly traded in the past and we cannot predict the prices at which our common stock will trade in the future.

As of March 28, 2005, there were 15,532,155 shares of common stock issued and outstanding. Although our common stock is listed on the Nasdaq National Market and a trading market exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will develop or be sustained in the future. Our average daily trading volume during 2004 was approximately 2,800 shares. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

The offering price of the shares offered by this prospectus will be determined by negotiations between us and the underwriters and may not be indicative of the prices that would prevail in the open market following the offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of shares may affect the market price of our shares.

We cannot predict what effect, if any, future sales of our shares, or the availability of shares for future sale, will have on the market price of our shares. Sales of substantial amounts of our shares in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our shares and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. See “Securities Eligible for Future Sale” for further information regarding circumstances under which additional shares may be sold.

We and our directors and officers and certain of our principal stockholders have agreed that, with limited exceptions, we and they will not directly or indirectly, without the prior written consent of Merrill Lynch on behalf of the underwriters, offer to sell, sell or otherwise dispose of any of our shares for a period of 90 days after the date of this prospectus.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors that are beyond our control may affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include the following:

•	price and volume fluctuations in the stock markets generally;

•	changes in our earnings or variations in operating results;

•	any shortfall in revenue or net income or any increase in losses from levels expected by securities analysts;

•	changes in regulatory policies or tax laws;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

Ownership of our common stock is concentrated among a small number of major stockholders that have the ability to exercise significant control over us, and whose interests may differ from the interests of other stockholders.

Prior to this offering, Wachovia Investors, Inc. beneficially owned 47.1% of our outstanding common stock, MatlinPatterson Global Opportunities Partners, L.P. beneficially owned 9.4% of our outstanding common stock and Inland Partners, L.P. and Links Partners, L.P. collectively beneficially owned 9.5% of our outstanding common stock. In addition, pursuant to the terms of a voting agreement entered into in connection with the merger, our principal stockholder, Wachovia Investors, has the right to recommend to the nominating committee of our board four to six nominees to be elected to our board of directors, depending on the size of the board, during the first three years after the merger, and each stockholder party to the voting agreement has agreed to vote its shares of our common stock in favor of such nominees. The voting agreement may have the effect of delaying or preventing a change in our management. As a practical matter, Wachovia Investors acting alone or these stockholders collectively will be able to exert significant influence over, or determine, the direction taken by our company and the outcome of future matters submitted to our stockholders, including the terms of any proposal to acquire our company, subject to some limited protections afforded to minority stockholders under our charter. These protections include special approval requirements during the first three years after the merger for fundamental corporate transactions, some related-party transactions and amendments to our charter and to certain provisions of our bylaws.

Concentrated ownership of large blocks of our common stock may affect the value of shares held by others and our ability to access public equity markets.

Our current degree of share ownership concentration may reduce the market value of common stock held by other investors for several reasons, including the perception of a “market overhang,” which is the existence of a large block of shares readily available for sale that could lead the market to discount the value of shares held by other investors.

We may need to access the public equity markets to secure additional capital to pursue our acquisition strategy and meet other financial needs. Our registration obligations to our significant stockholders could limit our ability or make it more difficult for us to raise funds through common stock offerings upon desirable terms or when required. Our failure to raise additional capital when required could:

•	restrict growth, both internally and through acquisitions;

•	inhibit our ability to invest in technology and other products and services that we may need; and

•	adversely affect our ability to compete in our markets.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We have not historically paid cash dividends on our common stock, and we currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, including:

•	the impact of competitive pressures on our ability to maintain or improve operating margins, including any change in the demand for our services;

•	our success in attracting, training, retaining and motivating consultants and key officers and employees;

•	changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries;

•	weakness or reduction in corporate information technology spending levels;

•	our ability to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions;

•	the challenges of integration and restructuring associated with the merger or other planned business activities and the challenges of achieving anticipated synergies; and

•	the entry of new competitors into the U.S. staffing services market because of the limited barriers to entry or the expansion of existing competitors in that market.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section, the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             from our sale of              shares of common stock in this offering, based upon an estimated public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, the net proceeds to us will be approximately $            . We will not receive any of the net proceeds from the sale of the shares by the selling stockholders.

We expect to use these proceeds to:

•	redeem all of our outstanding shares of Series A-1 preferred stock at an estimated aggregate cost of $25.0 million; and

•	repay approximately $25.0 million of outstanding principal and interest under our second lien term loan.

The additional proceeds (including any proceeds from the underwriters’ exercise of their overallotment option) will be used for general corporate purposes, including working capital and potential acquisitions of, or investments in, companies, technologies, products or assets that complement our business. The amounts and timing of our actual expenditures will depend upon numerous factors. We have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Our management will have broad discretion to allocate the net proceeds from this offering.

The $70.0 million second lien term loan referenced above bears interest at the prime rate plus a margin of 6.50% or LIBOR plus a margin of 7.50% (10.00% at January 2, 2005). The second lien term loan is secured by a second lien position in the stock and assets of our subsidiaries and matures on April 30, 2010, at which date the principal balance is due in full. We used borrowings under the second lien term loan to repay outstanding indebtedness at the time of the merger.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq National Market under the symbol “CITP.” From May 14, 2004 until September 30, 2004, our common stock had traded on the Nasdaq National Market under the symbol “VENP”. From November 21, 2002 through May 13, 2004, our common stock traded on the OTC Bulletin Board maintained by the National Association of Securities Dealers, which we refer to as the OTC Bulletin Board. Prior to November 21, 2002, our common stock traded on the New York Stock Exchange, or NYSE, from which it was delisted.

There is currently a limited trading market for our common stock. Daily trading volume in shares of our common stock averaged approximately 2,800 shares during 2004. The following table sets forth:

•	the high and low sales prices for our common stock as reported by the OTC Bulletin Board for each quarter in the fiscal year ended December 28, 2003, for the first quarter of fiscal 2004 and for the second quarter of fiscal 2004 through May 13, 2004, which quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and, where applicable, have been adjusted to reflect the 1-for-25 reverse split of the common stock effected by Venturi in August 2003; and

•	the high and low sales prices for our common stock as reported on the Nasdaq National Market for each quarter during the period from May 14, 2004 through March 28, 2005.

	High	Low
2003 First Quarter	$5.88	$3.36
Second Quarter	6.25	4.00
Third Quarter	10.70	4.75
Fourth Quarter	13.75	10.00

2004 First Quarter	$13.85	$11.00
Second Quarter (through May 13, 2004)	14.50	12.80
Second Quarter (May 14, 2004 through June 27, 2004)	14.02	12.56
Third Quarter	13.00	8.20
Fourth Quarter	11.00	7.60

2005
First Quarter (through March 28, 2005)	14.18	10.25

As of March 28, 2005, the closing price of our common stock was $13.00, there were 15,532,155 shares of our common stock outstanding and there were 1,464 holders of record of our common stock.

DIVIDEND POLICY

We have not historically paid cash dividends on our common stock, and we currently intend to retain all available funds and future earnings, if any, to finance the growth and development of our business. In addition, our credit facilities currently prohibit the payment of cash dividends and making other distributions. In the future, our board of directors will determine whether to pay cash dividends based on then existing conditions, including our earnings, financial condition, capital requirements, business prospects, financing arrangements, the terms of our credit agreements and other contractual obligations and any other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of January 2, 2005:

•	on an actual basis; and

•	on an adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover of this prospectus), our receipt of the estimated $ million of net proceeds from such sale, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of those net proceeds as described under the caption “Use of Proceeds.”

You should read the information in this table in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At January 2, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$—

Long-term debt (including current maturities):
Senior credit facility	$70,123
Second lien term note	70,000
Mandatorily redeemable preferred stock	23,314
Stockholders’ equity (deficit):
Common stock, par value $.01; 95,000,000 shares authorized and 15,515,155 shares issued and outstanding actual; shares issued and outstanding as adjusted	155
Common stock warrant	5,361
Deferred stock compensation	(3,499)
Additional paid-in capital	168,242
Accumulated deficit	(134,234)

Total stockholders’ equity	36,025

Total capitalization	$199,462

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of January 2, 2005. This number assumes the underwriters do not exercise their overallotment option. This number excludes, as of January 2, 2005:

•	1,131,278 shares issuable upon the exercise of options with a weighted average exercise price of $10.94 per share;

•	768,997 shares issuable upon the exercise of warrants with a weighted average exercise price of $7.8025 per share; and

•	758,404 additional shares available for future grant under our 2004 Stock Incentive Plan and 2003 Equity Incentive Plan.

DILUTION

Our reported net tangible book value as of January 2, 2005 was ($124.8) million, or ($8.04) per share of common stock, based upon 15.5 million shares outstanding as of that date. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets and goodwill, and dividing this amount by the number of shares of common stock outstanding as of January 2, 2005. Assuming the sale by us of              million shares of common stock offered in this offering (excluding any shares issued upon the exercise, if any, of the overallotment option by the underwriters) at an estimated initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of January 2, 2005 would have been $             million, or $             per share of common stock. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholders and an immediate dilution in the net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Net tangible book value per share as of January 2, 2005	$(8.04)
Increase per share attributable to new investors

As adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options or warrants having a per share exercise price less than the offering price per share in the offering. As of January 2, 2005, there were 1,131,278 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans that had an exercise price less than the offering price per share in this offering with a weighted average exercise price of $10.94 per share. In addition, as of January 2, 2005, there were 768,997 shares of our common stock issuable upon exercise of outstanding warrants that had an exercise price less than the offering price per share in this offering with a weighted average exercise price of $7.8025 per share.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on our historical consolidated financial statements for the fiscal year ended January 2, 2005 and gives pro forma effect to (a) the merger of Old COMSYS and Venturi, which occurred on September 30, 2004, (b) the sale of Venturi’s commercial staffing business, which also occurred on September 30, 2004, and (c) the related financing arrangements. In connection with the merger, we issued new shares of our common stock to the stockholders of Old COMSYS, resulting in Old COMSYS stockholders owning approximately 55.4% of our outstanding common stock on a fully diluted basis following the merger. Since former Old COMSYS stockholders owned a majority of our common stock upon consummation of the merger, Old COMSYS is deemed the acquirer of Venturi for accounting and financial reporting purposes.

You should read this unaudited pro forma condensed combined financial information in conjunction with the “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The pro forma adjustments reflecting the consummation of the merger and the related transactions are based on available financial information and the estimates and assumptions described in the notes to this unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information reflects our best estimates; however, the actual results of operations may have differed significantly from the pro forma amounts reflected in this prospectus due to various factors, including, without limitation, access to additional information and changes in value. Further, the pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achievable with respect to the combined businesses. Accordingly, the following information is not necessarily indicative of the operating results or results of operations that might have occurred had such transactions been completed on January 1, 2004, nor do they purport to indicate the operating results of the combined businesses or results of operations of the combined businesses for any future periods.

	Historical Consolidated Venturi Nine Months Ended September 26, 2004	Commercial Staffing Business Pro Forma Adjustments(1)	Adjusted Consolidated Venturi Nine Months Ended September 26, 2004	Historical Consolidated COMSYS Year Ended January 2, 2005(2)(3)	Pro Forma Adjustments		Pro Forma Condensed Combined Year Ended January 2, 2005
	(in thousands, except per share data)
Revenues from services	$403,374	$(201,000)	$202,374	$437,013	$—		$639,387
Cost of services	318,179	(162,522)	155,657	331,474	—		487,131

Gross profit	85,195	(38,478)	46,717	105,539	—		152,256

Operating costs and expenses:
Selling, general and administrative expenses	73,217	(31,105)	42,112	79,378	—		121,490
Restructuring and rationalization charges	3,396	(848)	2,548	10,322	—		12,870
Goodwill impairment(4)	41,700	(41,700)	—	—	—		—
Stock based compensation	(304)	21	(283)	6,998	—		6,715
Depreciation and amortization(4)	3,081	(477)	2,604	14,564	961	(5)	18,129

	121,090	(74,109)	46,981	111,262	961		159,204

Income (loss) from operations	(35,895)	35,631	(264)	(5,723)	(961)		(6,948)
Interest (income) expense, net	876	(1,319)	(443)	50,823	(35,243	)(6)	15,137
Loss on early extinguishment of debt	—	—	—	2,986	—		2,986
Other (income) expense, net	—	—	—	1,025	—		1,025

Income (loss) before income taxes	(36,771)	36,950	179	(60,557)	(34,282)		(26,096)
Income tax expense (benefit)	(422)	1,245	823	(5,402)	(823	)(7)	(5,402)

Net income (loss)	$(36,349)	$35,705	$(644)	$(55,155)	$(35,105)		$(20,694)

Net income (loss) per share—basic and diluted				$(14.20)			$(1.35)

Weighted shares outstanding—basic and diluted				3,884			15,276

(1)	These pro forma adjustments reflect the sale of Venturi’s commercial staffing business on September 30, 2004. The pro forma adjustments to the unaudited condensed combined statements of continuing operations for the nine months ended September 26, 2004 reflect the estimated reduction in revenues from services, cost of services and expenses that would have occurred had the divestiture occurred at January 1, 2004. The pro forma adjustments for revenues from services and cost of services are based on actual amounts recorded by Venturi’s commercial staffing business in the period. The pro forma adjustments related to other operating expenses and interest expense are also based primarily on actual expenses directly recorded by Venturi’s commercial staffing business. The pro forma income tax adjustment primarily relates to deferred tax liabilities associated with assets of the commercial staffing business.
(2)	The merger was accounted for as a purchase, with Old COMSYS designated as the acquiring company. Accordingly, the operating results of Venturi for the fourth quarter of 2004 have been consolidated with those of Old COMSYS since the merger date.
(3)	Historically, Old COMSYS’ fiscal year ended on December 31st, while Venturi’s fiscal year ended on the Sunday closest to December 31st. In connection with the merger, we adopted Venturi’s fiscal year end. Accordingly, our fiscal year end for 2004 was January 2, 2005.
(4)	Effective January 1, 2002, Old COMSYS adopted SFAS No. 142 and, as a result of its initial impairment test, incurred a goodwill impairment loss that was recorded as the cumulative effect of a change in accounting principle. Additionally, Old COMSYS ceased recording amortization of goodwill as required by SFAS No. 142.
(5)	Identifiable intangibles related to the merger included customer lists valued at $6,407. The estimated useful life of these assets is five years. This adjustment increases amortization expense to reflect a full year’s amortization of the customer base intangible asset acquired in the merger.
(6)	The components of the pro forma changes to historical interest expense as a result of the capital and debt changes are as follows:

Nine Months Ended September 26, 2004
(in thousands, except per share data)
Elimination of historical interest expense	($46,305)
Pro forma interest expense:
Second lien term loan	4,989
Dividends on mandatorily redeemable preferred stock	2,526
Senior revolver	2,013
Amortization of deferred financing costs	868
Senior term loan	564
Commitment fees	102

Net changes to historical interest expense	($35,243)

Based on the pro forma outstanding debt under variable interest rate facilities, an increase of 100 basis points in the variable interest rate would increase interest expense by $1,400 for the fiscal year ended January 2, 2005.

(7)	Adjustment to eliminate tax expense related to historical Venturi as taxable income was assumed to be absorbed by operating losses in the merged entity resulting in no tax provision in the merged entity except for the tax refund received by Old COMSYS. There is no tax effect to the pro forma adjustment as a valuation allowance has been recorded against the full amount of all deferred tax assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the fiscal years ended January 2, 2005 and December 31, 2003 and 2002 and the consolidated balance sheet data at January 2, 2005 and December 31, 2003 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2001 and 2000 and the consolidated balance sheet data at December 31, 2002, 2001 and 2000 are derived from Old COMSYS’ audited consolidated financial statements that are not included in this prospectus. In light of the merger of Old COMSYS and Venturi, the historical data presented below is not indicative of future results.

For accounting purposes, the merger of Old COMSYS with Venturi was treated as a reverse merger in which Old COMSYS was deemed to be the acquirer. The selected financial data for all periods prior to the merger on September 30, 2004 reflect the historical results of Old COMSYS. The selected financial data for periods subsequent to September 30, 2004 reflect financial results of COMSYS after giving effect to the merger and include Venturi’s results of operations from the effective date of the merger.

You should read the following selected consolidated financial data in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended January 2, 2005(1)	Fiscal Year Ended December 31,
		2003	2002	2001	2000
		(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$437,013	$332,850	$386,947	$527,564	$491,514
Cost of services	331,474	251,501	292,266	396,580	365,092

Gross profit	105,539	81,349	94,681	130,984	126,422
Selling, general and administrative expenses	79,378	63,881	69,858	96,233	89,082
Restructuring and integration costs	10,322	854	875	3,412	4,410
Stock based compensation	6,998	—	—	—	—
Goodwill impairment loss(2)	—	—	11,200	—	—
Depreciation and amortization(2)	14,564	15,870	14,580	49,400	38,706

Operating income (loss)	(5,723)	744	(1,832)	(18,061)	(5,776)
Interest expense and other expenses, net(3)	51,848	37,234	14,634	26,762	28,139
Loss on early extinguishment of debt	2,986	—	—	5,201	—
Income tax expense (benefit)	(5,402)	760	—	—	—
Cumulative effect of accounting change: goodwill impairment(2)	—	—	(141,500)	—	—

Net loss	(55,155)	(37,250)	(157,966)	(50,024)	(33,915)

Preferred stock dividends and accretion(3)	—	(19,240)	(34,737)	(24,199)	(16,083)

Net loss attributable to common stockholders	$(55,155)	$(56,490)	$(192,703)	$(74,223)	$(49,998)

Basic and diluted net loss per share attributable to common stockholders(4)	$(14.20)	$(23,153.48)	$(78,975.10)	$(30,419.26)	$(20,490.98)
Basic and diluted weighted average number of shares outstanding(4)	3,884	2.4	2.4	2.4	2.4

	At January 2, 2005	At December 31,
		2003	2002	2001	2000
Consolidated Balance Sheet Data:	(In thousands)
Total assets(3)	$321,501	$168,119	$183,953	$366,643	$451,146
Mandatorily redeemable preferred stock, redeemable common stock and warrant liability(3)	23,314	360,721	315,509	280,995	195,126
Other debt, including current maturities	140,123	111,706	141,353	166,456	242,613
Stockholders’ equity (deficit)(3)	36,025	(373,180)	(318,986)	(124,250)	(48,834)

(1)	Historically, Old COMSYS’ fiscal year ended on December 31st, while Venturi’s fiscal year ended on the Sunday closest to December 31st. In connection with the merger, we adopted Venturi’s fiscal year end. Accordingly, our fiscal year end for 2004 was January 2, 2005.
(2)	Effective January 1, 2002, Old COMSYS adopted SFAS No. 142 and, as a result of its initial impairment test, incurred a goodwill impairment loss that was recorded as the cumulative effect of a change in accounting principle. Additionally, Old COMSYS ceased recording amortization of goodwill as required by SFAS No. 142.
(3)	Effective July 1, 2003, Old COMSYS adopted SFAS No. 150, which resulted in the reclassification of Old COMSYS’ mandatorily redeemable preferred stock and accrued dividends of $337.7 million, and $1.4 million of common stock, to noncurrent liabilities. Stockholder notes receivable for the purchase of redeemable securities were reclassified out of equity and recorded as noncurrent assets. Additionally, Old COMSYS reclassified $3.7 million of unamortized issuance costs associated with the mandatorily redeemable preferred stock to other assets. Old COMSYS also began to recognize dividends declared and the amortization of the deferred issuance costs associated with the mandatorily redeemable preferred stock as interest expense. Dividends on preferred stock issued by Old COMSYS are paid in additional shares of preferred stock, rather than in cash. See Note 2 to our audited historical consolidated financial statements included elsewhere in this prospectus.
(4)	The earnings per share data and weighted average number of shares outstanding have been retroactively restated to reflect the exchange ratio of .0001 of a share of our common stock for each share of Old COMSYS common stock outstanding immediately prior to the merger as if such exchange had occurred at the beginning of each of the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus. For accounting purposes, the merger of Old COMSYS with Venturi was treated as a reverse merger in which Old COMSYS was deemed to be the acquirer. The financial data and discussion and analysis set forth below relating to all periods prior to the merger on September 30, 2004 reflect the historical results of Old COMSYS. The financial data and discussion and analysis set forth below relating to periods subsequent to September 30, 2004 reflect financial results of COMSYS after giving effect to the merger and include Venturi’s results of operations from the effective date of the merger. In light of the merger of Old COMSYS and Venturi, the historical data presented below is not indicative of future results.

Introduction

We are a leading information technology, or IT, staffing services company that provides a full range of specialized staffing and project implementation services and products. The staffing services we provide allow our clients to focus their resources on their core businesses rather than on recruiting, training and managing IT professionals. In using our staffing services, our clients benefit from:

•	our extensive recruiting channels, providing our clients ready access to highly skilled IT professionals, often within 48 hours of submitting a placement request;

•	access to a flexible workforce, allowing our clients to manage their labor costs more effectively without compromising their IT goals; and

•	our knowledge of the market for IT resources, providing our clients with qualified candidates at competitive prices.

We contract with our customers to provide both short- and long-term IT staffing services at client locations throughout the U.S. Our consultants possess a wide range of skills and experience, including website development and integration, application programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. Our IT staffing services accounted for approximately 91% of our revenues for 2004, 96% of our revenues for 2003 and 97% of our revenues for 2002.

In addition to our core IT staffing business, we also offer our customers services that complement our staffing activities, such as:

•	vendor management, in which we assist our clients in quantifying, rationalizing and monitoring their procurement of temporary staffing and other services from multiple suppliers;

•	project solutions, including software development and maintenance, network design and management and offshore application maintenance and development; and

•	recruitment and permanent placement of IT professionals.

These additional services provide us opportunities to build relationships with new clients and enhance our service offerings to our existing clients.

Overview

Our business strategy is to become the leading provider of IT staffing services in the United States. Among our immediate peer group, we are the only staffing provider focused exclusively on the IT sector. We intend to continue implementing our business strategy through a combination of internal growth and strategic acquisitions that complement or enhance our business.

Industry trends that affect our business include:

•	rate of technological change;

•	rate of growth in corporate IT budgets;

•	penetration of IT staffing in the general workforce;

•	outsourcing of the IT workforce; and

•	consolidation of supplier bases.

Beginning in the second half of 2000, the overall growth of the United States economy began to slow. While this slowdown negatively affected most industry segments, its greatest impact was on the telecommunications and Internet sectors. The combination of the slowdown in the economy, which also resulted in business failures, and the uncertainty as to when an economic recovery would take place led many companies to postpone or cancel IT projects. As a result, our business declined as evidenced by a 46% reduction in billable consultants from January 2001 through June 2003. During the economic downturn, we took steps to strengthen our operations and better position us to grow our business. The steps we took included diversifying our client base, implementing consistent business practices across our organization and improving our front office and back office infrastructure.

Recently, we have seen signs of growth in the industry, which can be attributed to an improvement in general economic conditions. We believe that a continuation of the recent economic recovery will drive a renewed need for IT investments and initiatives by corporate clients. We expect this increase in IT spending, combined with the need to maintain financial flexibility by using variable workforce strategies, to result in increased demand for our services.

Since the beginning of the third quarter of 2003, headcount numbers have been trending upward, reflecting an increase in the commencement of new projects and a decline in project postponements and cancellations. Our billable consultant headcount increased from approximately 2,500 for Old COMSYS at June 30, 2003 to approximately 3,000 for Old COMSYS prior to the merger on September 30, 2004 to 4,911 for our operations at January 2, 2005. We expect consultant headcount to increase through 2005.

We anticipate that our growth will be primarily generated from greater penetration of our service offerings with our current clients, introducing new service offerings to our customers and obtaining new clients. Our strategy for achieving this growth includes expanding our geographic presence, cross-selling our VMS and project solutions services to existing IT staffing customers, aggressively marketing our services to new clients, expanding our range of value-added services, enhancing brand recognition and making strategic acquisitions.

The success of our business depends primarily on the volume of assignments we secure, the bill rates for those assignments, the costs of the consultants that provide the services and the quality and efficiency of our recruiting, sales and marketing and administrative functions. Our brand name, our proven track record, our recruiting and candidate screening processes, our strong account management team and our efficient and consistent administrative processes are factors that we believe are key to the success of our business. Factors outside of our control, such as the demand for IT services, general economic conditions and the supply of qualified IT professionals, will also affect our success.

Our revenue is primarily driven by bill rates and billable hours. Most of our billings for our staffing and project solutions services are on a time-and-materials basis, which means that we bill our customers based on pre-agreed bill rates for the number of hours that each of our consultants works on an assignment. Hourly bill rates are typically determined based on the level of skill and experience of the consultants assigned and the supply and demand in the current market for those qualifications. General economic conditions, macro IT expenditure trends and competition may create pressure on our pricing. Increasingly, large customers, including those with preferred supplier arrangements, have been seeking pricing discounts in exchange for higher volumes of business. Billable hours are affected by numerous factors, such as the quality and scope of our service offerings and competition at the national and local levels. We also generate fee income by providing vendor management and permanent placement services.

Our principal operating expenses are cost of services and selling, general and administrative expenses. Cost of services is comprised primarily of the costs of consultant labor, including employees, subcontractors and independent contractors, and related employee benefits. Approximately 70% of our consultants are employees, and the remainder are subcontractors and independent contractors. We compensate most of our consultants only for the hours that we bill to our clients, which allows us to better match our labor costs with our revenue generation. With respect to our consultant employees, we are responsible for employment-related taxes, medical and health care costs, and workers’ compensation. Labor costs are sensitive to shifts in the supply and demand of IT professionals, as well as increases in the costs of benefits and taxes.

The principal components of selling, general and administrative expenses are salaries, selling commissions, advertising, lead generation and other marketing costs and branch office expenses. Our branch office network allows us to leverage certain selling, general and administrative expenses, such as advertising and back-office functions.

Our infrastructure includes a shared services operation in Phoenix, Arizona for our back-office functions, including payroll, billing, accounts payable, collections and financial reporting. This single site, shared services operation is the platform for providing high quality service to our customers and enables us to integrate acquisitions rapidly while reducing corporate overhead and other expenses. We also have a proprietary, web-enabled front-office system (FOX) that facilitates the identification, qualification and placement of consultants in a timely manner. We also maintain a national recruiting center, a centralized call center for setting sales appointments and a centralized proposals and contract services department. We expect that this scalable infrastructure will facilitate our internal growth strategy and allow us to integrate acquisitions rapidly.

The Merger

On September 30, 2004, Old COMSYS completed a merger transaction with Venturi, a publicly traded IT and commercial staffing company, in which COMSYS Holding, Inc. was merged with a wholly owned subsidiary of Venturi. Concurrent with the merger, we sold Venturi’s commercial staffing business for $30.3 million in cash and the assumption of approximately $700,000 in liabilities. At the effective time of the merger, we changed our name to COMSYS IT Partners, Inc. and issued new shares of our common stock to the stockholders of Old COMSYS, resulting in such stockholders owning approximately 55.4% of our outstanding common stock on a fully diluted basis. Since former Old COMSYS stockholders owned a majority of our outstanding common stock as a result of the merger, Old COMSYS is deemed the acquiring company for accounting and financial reporting purposes.

The key elements of the integration of the legacy businesses of Old COMSYS and Venturi have been completed on or ahead of the original schedule. We believe this diminishes the business risks associated with the integration and accelerates the recognition of cost savings. Further, we have created a corporate infrastructure capable of supporting our internal growth strategy and future acquisitions. During the few months since the merger was completed, we have made substantial progress toward the integration of the businesses of Old COMSYS and Venturi, including:

•	consolidation of all 17 duplicate branch offices;

•	deployment of our proprietary front office information system (FOX) to the Venturi branch offices;

•	standardization of compensation plans for all account managers, recruiters and managing directors;

•	implementation of common health care and 401(k) programs;

•	transition of the Old COMSYS back office information system to Venturi’s PeopleSoft system and transition of legacy Venturi back office and accounting processes to our shared services operation located in Phoenix, Arizona, together resulting in the consolidation of all of our back office operations for COMSYS, including payroll, billing, accounts payable, collections and financial reporting; and

•	elimination of approximately 169 duplicative staff positions, with another 16 positions to be eliminated in the second quarter of 2005.

Results of Operations

The following table sets forth the percentage relationship to revenues of certain items included in our consolidated statements of operations:

	Fiscal Year Ended(1)
	January 2, 2005	December 31, 2003	December 31, 2002

Revenues	100.0%	100.0%	100.0%
Cost of services	75.8	75.6	75.5

Gross profit	24.2	24.4	24.5
Selling, general and administrative expenses	18.2	19.2	18.1
Restructuring and integration costs	2.4	0.2	0.2
Stock compensation expense	1.6	—	—
Goodwill impairment loss	—	—	2.9
Depreciation and amortization	3.3	4.8	3.8

Operating income (loss)	(1.3)	0.2	(0.5)
Interest expense and other expenses, net	11.8	11.2	3.8
Loss on early extinguishment of debt	0.7	—	—
Income tax expense benefit	(1.2)	0.2	—
Cumulative effect of accounting change: goodwill impairment	—	—	36.5

Net loss	(12.6)%	(11.2)%	(40.8)%

Billable headcount at end of period	4,911	2,867	2,781

(1)	Historically, Old COMSYS’ fiscal year ended on December 31st, while Venturi’s fiscal year ended on the Sunday closest to December 31st. In connection with the merger, we adopted Venturi’s fiscal year end. Accordingly, our fiscal year end for 2004 was January 2, 2005.

Year Ended January 2, 2005 Versus Year Ended December 31, 2003

We recorded a loss from operations of $5.7 million and a net loss of $55.2 million in 2004 compared to operating income of $744,000 and a net loss of $37.3 million in 2003. The operating loss was due primarily to an increase in restructuring and integration costs of $9.5 million and an increase in stock based compensation expense of $7.0 million, partially offset by approximately $4.5 million of operating income generated by the IT staffing business of Venturi since the merger, which is included in our 2004 operating results. Net interest expense increased $13.6 million from 2003 to 2004 due primarily to higher dividends on mandatorily redeemable preferred stock. Loss on early extinguishment debt increased $3.0 million due to the write-off of unamortized deferred financing costs and a $1.1 million prepayment penalty arising from the refinancing of Old COMSYS’ debt in the third quarter of 2004. Income tax expense decreased $6.2 million due primarily to a $5.4 million tax refund received in 2004.

Revenues.    Revenues for 2004 and 2003 were $437.0 million and $332.9 million, respectively, representing an increase of 31.3%. Revenue for 2004 includes $66.1 million attributable to Venturi’s operations subsequent to the merger on September 30, 2004. Old COMSYS’ billable headcount increased from 2,867 at December 31, 2003 to 3,066 at January 2, 2005, reflecting improved economic conditions that resulted in increased demand for Old COMSYS’ IT services and stabilization of project deferrals and cancellations. In addition, vendor management related fee revenue for Old COMSYS increased 26.7% from $5.4 million in 2003 to $6.8 million in 2004 due to the expansion and implementation of vendor management programs in response to increasing demand for such programs among major companies. These increases were slightly offset by a 0.5% decrease in Old COMSYS’ average bill rate, which was $64.63 per hour in 2004 compared to $64.97 per hour in the prior year. The decrease in the full year average bill rate compared to 2003 was due entirely to lower year-over-year bill rates in the first half of 2004. In the second half of 2004, average bill rates were approximately 2% higher than the same period of 2003 reflecting the easing of bill rate pressures as economic conditions continued to improve. Old COMSYS’ revenue growth was primarily attributable to its clients in the financial services and telecommunications industry sectors. Revenues from the financial services sector for Old COMSYS increased by $28.1 million, or 25.6%, in 2004 compared to 2003 and accounted for 37.2% of Old COMSYS’ revenues in 2004. Revenues from the telecommunications sector increased over these same periods by $19.5 million, or 33.1%, and represented 21.1% of Old COMSYS’ 2004 revenues.

Cost of Services.    Cost of services for 2004 and 2003 were $331.5 million and $251.5 million, respectively, representing an increase of 31.8%. Cost of services for 2004 includes $49.6 million attributable to Venturi’s operations subsequent to the merger on September 30, 2004. Cost of services as a percentage of revenue increased slightly from 75.6% in 2003 to 75.8% in 2004. The increase in cost of services as a percentage of revenue was primarily due to increases in state unemployment taxes and health care expenses.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses in 2004 and 2003 were $79.4 million and $63.9 million, respectively, representing an increase of 24.3%. Selling, general and administrative expenses in 2004 include $10.9 million attributable to Venturi’s operations subsequent to the merger on September 30, 2004. In addition to the effect of the merger, the increase was due to higher commissions and other performance-related incentives resulting from increases in revenues and operating income and the addition of certain field operations employees. This increase was partially offset by a decrease in bad debt expense resulting from the collection of $1.8 million of accounts receivable from a customer that emerged from bankruptcy; these receivables had been fully reserved. As a percentage of revenue, selling, general and administrative expenses decreased from 19.2% in 2003 to 18.6% (excluding the $1.8 million credit to bad debt expense) in 2004. The decrease as a percentage of revenue was due to our ability to leverage fixed overhead costs over an expanding revenue base.

Restructuring and Integration Costs.    Restructuring and integration costs amounted to $10.3 million in 2004 compared to $0.9 million in 2003. The 2004 expenses represent integration, restructuring and transition costs associated with the merger with Venturi, comprised primarily of expenses related to duplicative leases, redundant headcount, severance arrangements, asset write-offs and integration services provided by third parties. Restructuring and integration costs for 2003 represented severance payments in connection with a workforce reduction plan implemented in August 2003.

The following is an analysis of the restructuring reserve for the year ended January 2, 2005 (in thousands):

	Employee severance	Lease costs	Professional fees	Total
Balance at December 31, 2003	$360	$—	$—	$360
Purchase price allocation	4,126	5,973	1,782	11,881
Charges	1,838	2,819	70	4,727	(1)
Cash payments	(4,205)	(806)	(1,804)	(6,815)

Balance, January 2, 2005	$2,119	$7,986	$48	$10,153

(1)	This amount is included in the aggregate restructuring and integration costs of $10.3 million recorded in fiscal 2004.

Stock Based Compensation.    Stock based compensation expense in 2004 was $7.0 million. In connection with the merger, all the outstanding shares of Old COMSYS Class D redeemable preferred stock, which were issued under the Old COMSYS 2004 Management Incentive Plan, were exchanged for 1.4 million shares of Venturi common stock. Of these shares, 468,615 shares were vested at the closing of the merger, resulting in the recognition of $5.3 million of stock based compensation expense. This compensation expense is based on a weighted average value of $11.20 per share of Venturi common stock. On January 1, 2005, 156,205 additional shares vested, resulting in the recognition of an additional $1.7 million in stock based compensation expense in fiscal 2004. This expense amount was also based on a per share value of $11.20. On January 1, 2006, 156,205 shares will vest, and another 156,205 shares will vest on January 1, 2007. We will be required to record compensation expense of $1.7 million in each of fiscal 2005 and 2006 when these unvested shares fully vest. The remaining 468,614 shares will vest if certain performance based criteria specified in the 2004 Management Incentive Plan are met. To the extent any of these shares vest, stock based compensation expense will be recognized in accordance with SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The vesting of all unvested shares will be accelerated upon the occurrence of certain events as specified in the 2004 Management Incentive Plan, and the associated stock based compensation expense will be recognized at the time of such accelerated vesting. See “Management—Description of Benefit Plans—Old COMSYS 2004 Management Incentive Plan” and Note 11 to our consolidated financial statements appearing elsewhere in this prospectus. Upon successful completion of the offering contemplated by this prospectus, vesting will be accelerated with respect to 156,205 shares scheduled to vest on January 1, 2006 and 156,205 shares scheduled to vest on January 1, 2007, resulting in the recognition of stock based compensation expense of up to $3.5 million.

Depreciation and Amortization.    Depreciation and amortization expense consists primarily of depreciation of our fixed assets and amortization of our customer base and contract cost intangible assets. For 2004 and 2003, depreciation and amortization expense was $14.6 million and $15.9 million, respectively, representing a decrease of 8.2%. The decline was entirely due to lower amortization expense related to the customer base intangible asset recorded as part of the acquisition of COMSYS Information Technology Services, Inc. on September 30, 1999, which became fully amortized as of September 30, 2004.

Interest Expense.    Interest expense was $50.8 million and $37.2 million in 2004 and 2003, respectively, an increase of $13.6 million, which was entirely due to increased dividends on mandatorily redeemable preferred stock. On July 1, 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 150, which requires that dividends on mandatorily redeemable preferred stock be recorded as interest expense. See “Recent Accounting Pronouncements.” SFAS No. 150 applies to Old COMSYS’ redeemable preferred stock and, as a result, interest expense includes dividends in the amount of $33.6 million in 2004 and $20.6 million in 2003. The increase from 2003 is due to the application of SFAS No. 150 for a full year in 2004 as compared to only the last six months of 2003, partially offset by the reduction in the amount of mandatorily redeemable preferred stock outstanding upon completion of the merger with Venturi. Net interest expense on borrowings under our credit facilities of $15.1 million in 2004 was essentially unchanged from 2003 as increased borrowings outstanding under the new senior credit facility entered into with Merrill Lynch Capital in conjunction with the merger with Venturi and the increase in the interest rate on the senior subordinated notes outstanding prior to the merger with Venturi were offset by the more favorable interest rates on the new senior credit facility. See “Liquidity and Capital Resources—Overview.”

Provision for Income Taxes.    As of January 2, 2005, we had net operating loss carryforwards of approximately $252 million and had recorded a reserve against the assets for net operating loss carryforwards due to the uncertainty related to the realization of these amounts. In 2004, we received a $5.4 million income tax refund related to the carryback of 2001 net operating losses. As a result, the valuation allowance for deferred tax assets was reduced and a $5.4 million income tax benefit was recognized in the 2004 statement of operations. No other federal tax provision or benefit was recorded in 2004. Net operating loss carryforwards from prior years will offset any tax provision generated during the current year. Income tax expense in 2003 was $760,000, which represents an increase in the valuation allowance for deferred tax assets.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Old COMSYS recorded operating income of $744,000 in 2003 compared to an operating loss of $1.8 million in 2002. Net losses for the years ended December 31, 2003 and 2002 were $37.3 million and $158.0 million, respectively. Net loss for 2003 included dividends on mandatorily redeemable preferred stock, as described below (see “—Interest Expense”). Net loss for 2002 included goodwill impairment charges totaling $152.7 million, as described below.

Revenues.    Revenues for 2003 were $332.9 million, a decline of $54.1 million, or 14.0%, from 2002 revenues of $386.9 million. This decline in revenue was primarily the result of Old COMSYS’ customers deferring or canceling IT projects due to the general slowdown in the United States economy which continued through the first half of 2003. Billable headcount decreased from 2,781 at December 31, 2002 to 2,497 at June 30, 2003. In the second half of 2003, billable headcount increased to 2,867 by the end of the year. Reflecting a market-driven shift away from higher bill rate development work and pricing pressures driven by the economic downturn, average bill rates decreased from $65.65 per hour in 2002 to $64.97 per hour in 2003.

The telecommunications industry was particularly affected by the economic slowdown in recent years. From 2002 to 2003, revenues generated by Old COMSYS’ telecommunications sector clients decreased by $48.1 million or 45.0%. For the years ended December 31, 2003 and 2002, the telecommunications sector represented 17.7% and 27.1%, respectively, of Old COMSYS’ revenues. Revenues from the manufacturing sector also decreased during this time period, from 17.9% of revenues in 2002 to 15.9% of revenues in 2003. Concurrent with the declines in revenue from telecommunications and manufacturing clients, Old COMSYS recorded increased revenues from the financial services sector, which represented 33.0% of its revenues in 2003 compared to 24.2% in 2002.

Cost of Services.    Cost of services for 2003 and 2002 amounted to $251.5 million and $292.3 million, respectively. Cost of services consists primarily of the cost of labor and related benefits, and the year-over-year decrease was due to the decline in billable headcount, as described above. Cost of services as a percentage of revenues in 2003 was 75.6%, a slight increase from 75.5% in 2002. The downward bill rate and margin pressures experienced during the economic downturn began to ease in the second half of 2003 as economic conditions improved. In addition, Old COMSYS has been able to minimize the impact of pricing pressure by successfully passing pricing concessions on to subcontractors and certain consultants employed by Old COMSYS. As a result, cost of services as a percentage of revenues in 2003 was relatively unchanged on a year-over-year basis.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2003 and 2002 amounted to $63.9 million and $69.9 million, respectively. The decrease in 2003 compared to 2002 was due primarily to a $5.1 million reduction in bad debt expense and a $1.9 million decline in compensation and related expense. Old COMSYS increased its bad debt reserves in 2002 as a result of bankruptcies and increased credit risk associated with certain of its clients following the economic downturn. The decrease in compensation and related expense and decreases in various other expense categories resulted from Old COMSYS’ cost containment efforts. See “—Restructuring and Integration Costs.” Selling, general and administrative expenses as a percentage of revenue for 2003 and 2002 were 19.2% and 18.1%, respectively. The increase in the percentage of revenue from 2002 to 2003 was due primarily to Old COMSYS’ investment in vendor management programs.

Restructuring and Integration Costs.    Restructuring and integration costs for the year ended December 31, 2002 were $875,000 and were the result of Old COMSYS’ continuing expense reduction plan. These costs represented an accrual for severance payments. Restructuring and integration costs for the year ended December 31, 2003 were $854,000 and represented an accrual for additional severance payments in connection with Old COMSYS’ continuing expense reduction plan.

The following is an analysis of the restructuring reserves for the year ended December 31, 2003 (in thousands):

Description	Balance at December 31, 2002	2003 Accrual	Noncash Activity	Cash Activity	Balance at December 31, 2003
Termination benefits	$107	$854	$—	$(601)	$360

Goodwill Impairment Losses.    Effective January 1, 2002, Old COMSYS adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 made significant changes to the methods and criteria used to amortize goodwill and intangible assets. Under SFAS No. 142, goodwill and certain intangibles with indefinite lives are not amortized but instead are reviewed for impairment at least annually. Remaining intangibles with finite useful lives continue to be amortized. In accordance with SFAS No. 142, assembled workforce intangibles of Old COMSYS are combined with goodwill in the consolidated balance sheets.

Upon adopting SFAS No. 142, Old COMSYS performed an initial test of impairment on goodwill effective January 1, 2002, which resulted in the recording of an impairment loss amounting to $141.5 million. This loss is presented as the cumulative effect of an accounting change in the consolidated statement of operations.

Old COMSYS’ operating profits and cash flows were lower than expected in the second half of 2002 due to the continued economic downturn in the United States, which caused many of its clients to cancel or postpone IT initiatives. Old COMSYS’ management revised its earnings forecast for the subsequent five years based on then-current trends, resulting in an additional goodwill impairment loss of $11.2 million being recorded in the fourth quarter of 2002. This impairment loss is presented in the consolidated statement of operations as part of operating costs and expenses. The fair value of goodwill was estimated using the expected present value of future cash flows and market multiples.

Old COMSYS performed its annual impairment analysis in the fourth quarter of 2003 and determined that there was no additional impairment at that time.

Depreciation and Amortization.    For 2003 and 2002, depreciation and amortization expense amounted to approximately $15.9 million and $14.6 million, respectively. The increase from 2002 to 2003 was due to increases in depreciation expense and amortization of contract cost intangibles.

Interest Expense.    Interest expense, which includes the amortization of deferred debt issuance costs, was $37.2 million and $14.6 million in 2003 and 2002, respectively. Interest expense increased from 2002 to

2003 due primarily to the adoption of SFAS No. 150 by Old COMSYS on July 1, 2003, which requires that dividends on mandatorily redeemable preferred stock be recorded as interest expense. See “Recent Accounting Pronouncements.” SFAS No. 150 applies to Old COMSYS’ redeemable preferred stock and, as a result, interest expense for 2003 includes dividends, amortization of deferred stock issuance costs and an increase in the common stock warrant liability in the aggregate amount of $21.2 million. The remaining increase in interest expense was due to scheduled increases in the interest rate on the senior subordinated notes and the compounding effect of accrued interest not paid in cash. See “Liquidity and Capital Resources—Overview.”

Provision for Income Taxes.    For both 2003 and 2002, Old COMSYS had net operating losses for income tax purposes. Old COMSYS recorded a reserve against the assets arising from net operating loss carryforwards due to the uncertainty related to the realization of these amounts. Therefore, no income tax benefit was recorded in the statements of operations. For the year ended December 31, 2003, income tax expense was $760,000, which represents an increase in the valuation allowance for deferred tax assets.

Summary of Unaudited Quarterly Statement of Operations Data

The following tables set forth selected unaudited consolidated quarterly statement of operations data for the eight quarters ended January 2, 2005. In management’s opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. Our quarterly financial results may fluctuate in the future based on a number of factors, many of which are beyond our control. These factors include general economic conditions, competition, demand for services and seasonal fluctuations. The fourth quarter of 2004 reflects the consolidated financial results of Old COMSYS and Venturi from the effective date of the merger.

	2004
In thousands, except per share data	First	Second	Third	Fourth (1)
Revenues from services	$88,858	$90,538	$94,831	$162,786
Gross profit	20,855	21,610	22,871	40,203
Restructuring and integration costs	—	—	—	10,322
Stock based compensation expense	—	—	5,269	1,729
Operating income (loss)	231	2,896	(5,238)	(3,612)
Income tax benefit	—	—	5,402	—
Net loss(2)	(15,018)	(12,701)	(19,704)	(7,732)
Basic and diluted earnings (loss) per share (3)	$(6,153.69)	$(5,205.33)	$(8,075.41)	$(0.51)
Weighted average basic and diluted shares outstanding (3)	2.4	2.4	2.4	15,279

	2003
	First	Second	Third	Fourth
Revenues from services	$81,659	$81,912	$84,019	$85,260
Gross profit	19,413	20,253	21,048	20,635
Restructuring and integration costs	—	—	854	—
Operating income (loss)	(298)	(155)	320	877
Income tax expense	760	—	—	—
Net income (loss) (2)	(4,530)	(4,193)	(14,116)	(14,411)
Basic and diluted earnings (loss) per share (3)	$(1,856.56)	$(1,718.44)	$(5,785.25)	$(5,906.15)
Weighted average basic and diluted shares outstanding (3)	2.4	2.4	2.4	2.4

(footnotes on following page)

(1)	The contribution to the fourth quarter of fiscal 2004 from Venturi’s operations includes $66.1 million in revenues, $16.5 million in gross profit and $4.5 million in operating income.
(2)	Old COMSYS implemented SFAS No. 150 effective July 1, 2003, resulting in preferred stock dividends being recorded as interest expense beginning in the 2003 third quarter.
(3)	The earnings per share data and weighted average number of shares outstanding have been retroactively restated to reflect the exchange ratio of .0001 of a share of our common stock for each share of Old COMSYS common stock outstanding immediately prior to the merger as if such exchange had occurred at the beginning of each of the periods presented.

Liquidity and Capital Resources

Overview

Old COMSYS has historically financed its operations through internally generated funds, the issuance of preferred stock and borrowings under its credit facilities.

At January 2, 2005, we had net positive working capital of $19.1 million compared to a net working capital deficit for Old COMSYS of $50.3 million at December 31, 2003. The 2003 deficit was primarily due to the current portion of long-term debt and interest payable, which were $46.9 million and $14.0 million, respectively, at December 31, 2003. As of December 31, 2003, Old COMSYS classified its borrowings of $39.4 million under the Old COMSYS credit facility and $8.0 million under a deferred interest note issued in September 2001 as current because these instruments were due to mature in September 2004.

On August 18, 2004, Old COMSYS entered into a credit facility with Merrill Lynch Capital and a syndicate of lenders that included up to $65.0 million in revolving loans and a $5.0 million term loan. The proceeds from this credit facility were used to repay in full the current maturities of long-term debt outstanding on that date, including borrowings under the Old COMSYS credit facility and the deferred interest note, and to pay $2.0 million of accrued interest payable on senior subordinated debt.

On September 30, 2004, in conjunction with the merger with Venturi, we issued $22.4 million of mandatorily redeemable preferred stock and entered into a new senior credit facility with Merrill Lynch Capital and a syndicate of lenders (the “senior credit agreement”) that replaced the agreement entered into on August 18, 2004. The senior credit agreement provides for borrowings of up to $100.0 million under a revolving line of credit (the “revolver”) and a $15.0 million term loan payable in eight quarterly installments (the “senior term loan”). At the same time, we borrowed $70.0 million under a second lien term loan credit agreement with Merrill Lynch Capital, Heritage Bank, SSB and a syndicate of lenders (the “second lien term loan”). The total amount initially borrowed under the revolver, the senior term loan and the second lien term loan was $135.2 million and was used as follows at the merger date (in thousands):

Repay borrowings under August 18, 2004 credit facility	$41,584
Repay senior subordinated notes and accrued interest	60,383
Repay balance of Venturi debt	26,476
Repay bank loan on behalf of executive officer	1,210
Fees and expenses	5,509

Use of funds	$135,162

Borrowings under the revolver are limited to 85% of eligible accounts receivable, as defined, reduced by the amount of outstanding letters of credit and designated reserves. At September 30, 2004, these designated reserves were a minimum availability reserve of $5.0 million and a restructuring reserve of $22.9 million intended to fund certain liabilities of Venturi as of September 30, 2004, purchase accounting reserves established in connection with the merger and the estimated cash outlays related to restructuring and transition costs associated with the merger that were not eligible for accrual in the purchase price allocation (comprised primarily of expenses related to duplicative leases, redundant headcount, severance arrangements, asset write-offs and integration services provided by third parties). Interest on the revolver and senior term loan is based on LIBOR plus a margin, which on the revolver is 2.25% or 2.50%, depending upon our ratio of total debt to adjusted EBITDA, as defined in the senior credit agreement, and which is 3.00% for the senior term loan. At our election, interest on the revolver and senior term loan may be based on the prime rate plus a margin, which on the revolver is 1.25% or 1.50%, depending upon our ratio of total debt to adjusted EBITDA, and which is 2.00% for the senior term loan. The senior credit agreement is secured by a pledge of the stock of our subsidiaries and a lien on the assets of our subsidiaries and expires in September 2009. At January 2, 2005, we had outstanding borrowings of $57.0 million under the revolver at interest rates ranging from 4.81% to 6.75% per annum (weighted average rate of 5.01%) and borrowing availability under the revolver of $29.3 million for general corporate purposes and an additional $5.5 million for merger integration costs. The principal balance of the senior term loan on that date was $13.1 million with tranches bearing interest rates ranging from 5.31% to 7.25% per annum (weighted average rate of 5.49%). We anticipate that our borrowing availability for general corporate purposes under the revolver will be approximately $20.0 million at the end of the first quarter of 2005. This reduction is due to delayed billings to customers that occurred in February 2005 as a result of the transition of the Old COMSYS back office functions to Venturi’s PeopleSoft system. Our customer billings returned to normal cycles in March 2005. We believe that borrowing availability will return to year-end 2004 levels during the second quarter of 2005.

The second lien term loan bears interest at the prime rate plus a margin of 6.50% or, at our election, LIBOR plus a margin of 7.50%. The principal balance of the second lien term loan was $70.0 million as of January 2, 2005, and the interest rate on the loan was 10.0%. The second lien term loan is secured by a second lien position in the stock and assets of our subsidiaries and matures on April 30, 2010. Prepayment of principal will be required under the senior term loan, the revolver and the second lien term loan in certain circumstances.

We pay a fee on outstanding letters of credit equal to the LIBOR margin then applicable to the revolver. As of January 2, 2005, our outstanding letters of credit totaled $3.2 million and the fee was 2.50% per annum. We also pay commitment fees of 0.50% per annum on the unused portion of the revolver.

The following table summarizes our cash flow activity for 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Net cash (used in) provided by operating activities	$(14,377)	$21,451	$49,241
Net cash (used in) investing activities	(3,883)	(3,325)	(6,968)
Net cash provided by (used in) financing activities	18,260	(32,374)	(28,025)

Net increase (decrease) in cash	$—	$(14,248)	$14,248

Cash used in operating activities in 2004 was $14.4 million compared to cash provided by operating activities of $21.5 million in 2003. Cash used in operating activities in 2004 included interest paid on senior subordinated notes of $18.1 million and integration and restructuring costs of $17.4 million, offset in part by a federal income tax refund of $5.4 million and our receipt of $1.8 million of receivables previously written off. Cash flows from operating activities are affected by the timing of cash receipts and disbursements and working capital requirements related to the growth in revenue.

Cash provided by operating activities in 2002 was $49.2 million, which was $27.8 million greater than in 2003 due primarily to improvements in the collection of accounts receivable in 2002 compared to previous years.

Cash used in investing activities in 2004 was $3.9 million compared to $3.3 million in 2003. The increase was due to $1.1 million of expenditures in 2004 associated with the merger with Venturi, net of a decrease in cash paid for fixed assets and other noncurrent assets. Cash used in investing activities amounted to $7.0 million in 2002, comprised of capital expenditures of $4.4 million, contract costs of $1.5 million and the purchase from our chief executive officer of a $1.0 million option to purchase certain real property.

Cash provided by financing activities was $18.3 million in 2004, representing primarily net borrowings of long term debt of $26.9 million to fund operating and investing activities and to pay financing costs of $6.9 million associated with the senior credit agreement and second lien term loan. In 2003, net cash used in financing activities was $32.4 million as all cash on hand at the beginning of the year and net cash provided by operating and investing activities were used to pay down debt outstanding on the credit facilities in place at that time. Cash used in financing activities in 2002 amounted to $28.0 million, which included advances to stockholders and redemption of preferred and common stock in the aggregate amount of $2.2 million and a net reduction in outstanding borrowings of $25.8 million.

Capital expenditure requirements, primarily for software upgrades for our PeopleSoft System, hardware for our internal information systems and leasehold improvements, are currently expected to be approximately $6.5 million in 2005. In addition, we expect to incur an additional $5.5 million in expenditures for merger integration costs in 2005. We anticipate that our capital requirements for at least the next 12 months will be satisfied through a combination of cash flow from operations and borrowings under our revolver.

Pursuant to the terms of the revolver, we maintain a zero balance in our cash accounts. Any excess cash in our accounts is swept on a daily basis and applied to repay borrowings under the revolver, and any cash needs are satisfied through borrowings under the revolver.

Debt Compliance

Our ability to continue operating is largely dependent upon our ability to maintain compliance with the financial covenants of our credit facilities. Both the senior credit agreement and second lien term loan contain customary covenants and events of default, including the maintenance of fixed charge coverage ratios, total debt to adjusted EBITDA ratios and minimum levels of EBITDA, all as defined. As of January 2, 2005, we were in compliance with all covenant requirements under our indebtedness, and we believe we will be able to comply with these covenants in fiscal year 2005. As of December 31, 2003, Old COMSYS was in compliance with all covenant requirements under its indebtedness.

At December 31, 2002, Old COMSYS was not in compliance with the leverage ratio and EBITDA requirements of the Old COMSYS credit facility. Effective June 24, 2003, that credit facility and Old COMSYS’ senior subordinated notes were amended to modify the covenant requirements and the lenders’ commitment under the revolving line of credit was reduced from $105.0 million to $75.0 million.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments at January 2, 2005 (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Short-and long-term debt (1)	$140,123	$7,500	$5,625	$126,998	$—
Mandatorily redeemable preferred stock	23,314	—	—		23,314
Operating leases	28,285	8,220	5,536	11,168	3,361

Total contractual cash obligations	$191,722	$15,720	$11,161	$138,166	$26,675

		Commitment Expiration per Period
Other Commercial Commitments	Total Amount Committed	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Letters of Credit (2)	$3,223	$3,223	—	—	—

(1)	Does not include related interest payments.
(2)	Letters of credit secure certain office leases and insurance programs.

Quantitative and Qualitative Disclosures About Market Risk

Outstanding debt under our senior and term loan credit agreements at January 2, 2005 was $140.1 million. Interest on borrowings under these facilities is based on the prime rate or LIBOR plus a variable margin. Based on the outstanding balance at January 2, 2005, a change of 1% in the interest rate would cause a change in interest expense of approximately $1.4 million on an annual basis.

Effective February 22, 2005, we entered into an interest rate swap and an interest rate cap that together effectively convert $40.0 million of variable rate debt to modified fixed rate debt through September 30, 2009, thus potentially reducing the impact of changes in interest rates on future interest expense. The swap and the cap are designated as cash flow hedges and, as such, are carried at fair value. The swap is based on a $20.0 million notional amount at a rate of 4.59%, and the cap is based on a $20.0 million notional amount at a rate of 4.50%.

Change in Accountants

Although there were no disagreements or reportable events that are required to be reported pursuant to Item 304(b) of Regulation S-K, a change of accountants occurred during fiscal 2004 in connection with the merger. On October 21, 2004, we dismissed PricewaterhouseCoopers LLP as our independent registered public accounting firm effective upon completion of services related to the review of our Form 10-Q for the quarter ended September 26, 2004, and engaged Ernst & Young LLP as our new independent registered public accounting firm to audit the financial statements of our company following the merger. These matters were approved by the audit committee of our board of directors. Prior to such engagement, Ernst & Young LLP served as the independent registered public accounting firm for Old COMSYS, which was deemed the accounting acquirer in the merger. We reported the change of accountants on October 27, 2004, on a current report on Form 8-K in accordance with the rules and regulations of the Exchange Act.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, also referred to as GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. We evaluate these estimates and assumptions on an ongoing basis, including but not limited to those related to revenue recognition, the recoverability of goodwill, collectibility of accounts receivable, reserves for medical costs and realization of deferred tax assets. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ materially from these estimates.

We believe the following accounting policies are critical to our business operations and the understanding of our operations and include the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue under time-and-materials contracts is recorded at the time services are performed. Revenue from fixed-price contracts is recognized using the units of production method based on the ratio of time incurred to total estimated time to complete the project. Provisions for estimated losses on incomplete contracts are made on a contract-by-contract basis and are recorded in the period the losses are determinable. Estimated losses on incomplete projects are determined by comparing the revenue remaining to be recognized on fixed-price contracts to judgments as to estimated time and cost required to complete the project. If the estimated cost to complete the project exceeds the remaining revenue to be recognized, the excess cost is recorded as a loss provision on the contract.

We report revenues from vendor management services net of the related pass-through labor costs. We also report revenues net of payrolling activity. “Payrolling” is defined as a situation in which we accept a client-identified IT consultant for payroll processing in exchange for a fee. Revenue generated by payrollees is recorded net of labor costs. In our permanent placement business, we recognize revenue when employment candidates accept offers of permanent employment.

Recoverability of Goodwill and Other Intangible Assets

Effective at the beginning of 2002, Old COMSYS adopted SFAS No. 142, which established a new method for testing goodwill and other intangible assets for impairment using a fair value based approach. Under the new standard, goodwill and other intangible assets with indefinite lives are no longer amortized as was previously required, but are tested annually for impairment, unless an event occurs or circumstances change during the year that reduce or may reduce the fair value of the reporting unit below its book value, in which event an impairment charge may be required during the year. The annual test requires estimates and judgments by management to determine valuations for each reporting unit. Although we believe our assumptions and estimates are reasonable and appropriate, different assumptions and estimates could materially affect our reported financial results. Different assumptions related to future cash flows, operating margins, growth rates and discount rates could result in an impairment charge, which would be recognized as a non-cash charge to operating income and a reduction in asset values on its balance sheet. At January 2, 2005, total goodwill was $153.7 million. At December 31, 2003 and 2002, total goodwill was $69.7 million.

Our intangible assets other than goodwill represent contract costs and a customer base and are amortized over the respective contract terms or estimated life of the customer base, ranging from two to five years. At

January 2, 2005, December 31, 2003 and December 31, 2002, net intangible assets were $7.1 million, $10.9 million and $22.6 million, respectively. In the event that facts and circumstances indicate intangibles or other long-lived assets may be impaired, we evaluate the recoverability and estimated useful lives of such assets. The estimated future undiscounted cash flows associated with the assets are compared to the assets’ carrying amount to determine if a write-down to market is necessary. We believe that all of our long-lived assets are fully realizable as of January 2, 2005.

Collectibility of Accounts Receivable

We make ongoing estimates relating to the collectibility of our accounts receivable and maintain allowances for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Further, we monitor current economic trends that might impact the level of credit losses in the future. Since we cannot predict with certainty future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. Additional allowances may be required if the economy or the financial condition of our customers deteriorates. If we determined that a smaller or larger allowance was appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which we made such a determination. As of January 2, 2005, December 31, 2003 and December 31, 2002, the allowance for uncollectible accounts receivable was $3.3 million, $4.8 million and $5.7 million, respectively.

Income Tax Assets and Liabilities

We record an income tax valuation allowance when it is more likely than not that certain deferred tax assets will not be realized. These deferred tax items represent expenses or operating losses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. The judgments, assumptions and estimates that may affect the amount of the valuation allowance include estimates of future taxable income, availability of capital gains in future periods, timing or amount of future reversals of existing deferred tax liabilities and other tax planning strategies that may be available to us.

We record an estimated tax liability or tax benefit for income and other taxes based on what we determine will likely be paid in the various tax jurisdictions in which we operate. We use our best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent upon various matters, including resolution of tax audits, and may differ from amounts recorded. An adjustment to the estimated liability would be recorded as a provision or benefit to income tax expense in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) will require us to, among other things, measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. The provisions of SFAS No. 123(R) are effective for the first interim or annual reporting period that begins after June 15, 2005; therefore, we will adopt the new requirements no later than the beginning of our third quarter of fiscal 2005. Adoption of the expensing requirements may reduce our reported earnings. Management is currently evaluating the specific impacts of adoption, which include whether we should adopt the requirements on a retrospective basis and which valuation model is most appropriate.

Effective January 1, 2003, Old COMSYS adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item.

Accordingly, under SFAS No. 145, such gains and losses are generally included in operating income and not reflected as an extraordinary item.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify financial instruments that are within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Old COMSYS adopted SFAS No. 150 on July 1, 2003. Upon the adoption, Old COMSYS’ mandatorily redeemable preferred stock and accrued dividends of $337.7 million (see Note 11 to our audited financial statements) and 3,410,775 shares of common stock ($1.4 million), which were subject to repurchase by Old COMSYS upon termination of employment of certain members of management, were reclassified to noncurrent liabilities. Stockholder notes receivable for the purchase of redeemable securities were reclassified from equity to noncurrent assets. Additionally, Old COMSYS reclassified $3.7 million of unamortized issuance costs associated with the mandatorily redeemable preferred stock, which was previously netted against the mandatorily redeemable preferred stock, to other assets. Effective July 1, 2003, Old COMSYS also began to recognize dividends declared and the amortization of the deferred issuance costs associated with the mandatorily redeemable preferred stock as interest expense.

BUSINESS

Company Overview

We are a leading information technology, or IT, staffing services company that provides a full range of specialized staffing and project implementation services and products. The staffing services we provide allow our clients to focus their resources on their core businesses rather than on recruiting, training and managing IT professionals. In using our staffing services, our clients benefit from:

•	our extensive recruiting channels, providing our clients ready access to highly skilled IT professionals, often within 48 hours of submitting a placement request;

•	access to a flexible workforce, allowing our clients to manage their labor costs more effectively without compromising their IT goals; and

•	our knowledge of the market for IT resources, providing our clients with qualified candidates at competitive prices.

We contract with our customers to provide both short- and long-term IT staffing services at client locations throughout the U.S. Our consultants possess a wide range of skills and experience, including website development and integration, application programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. Our IT staffing services accounted for approximately 91% of our revenues for 2004.

In addition to our core IT staffing business, we also offer our customers services that complement our staffing activities, such as:

•	vendor management, in which we assist our clients in quantifying, rationalizing and monitoring their procurement of temporary staffing and other services from multiple suppliers;

•	project solutions, including software development and maintenance, network design and management and offshore application maintenance and development; and

•	recruitment and permanent placement of IT professionals.

These additional services provide us opportunities to build relationships with new clients and enhance our service offerings to our existing clients.

We currently engage approximately 4,900 consultants, many of whom have over eight years of IT industry experience. We recruit our consultants through our internal proprietary database that contains information about more than 300,000 candidates, and also through the Internet, local and national advertising and trade shows. We have a specialized selection, review and reference process for our IT consultant candidates that is an integral part of maintaining the delivery of high quality service to our clients.

We provide our IT staffing services to over 400 customers, including some of the largest users of IT services in the U.S. We serve a broad and diversified customer base with clients in the financial services, telecommunications, manufacturing, information technology, government, pharmaceutical, transportation and health care sectors. Our customer base includes approximately 30% of the Fortune 500 companies and approximately 66% of the Fortune 50 companies. We have long-standing relationships with many of our clients. We believe our diverse customer base limits the risk associated with customer concentration. In fiscal 2004, for example, none of our customers represented more than 8.8% of our revenue and our 15 largest customers represented approximately 44% of our revenue.

We have a coast-to-coast presence in the United States, with 41 offices in 23 states. We believe we are one of the largest service providers in the markets served by our nine offices where we have more than 200 consultants each, including our Washington, D.C. office, where we have approximately 500 consultants. In nine additional offices we have more than 100 consultants each, giving us a significant presence in those markets. Each of our other offices has between 25 and 95 consultants. This coverage allows us to meet the needs of our clients on a national basis and provides us with a competitive advantage over regional and local IT staffing providers. In addition, we have one office in the United Kingdom through which we provide services to certain key U.S.-based clients.

Our management team has significant experience in the staffing industry. This team is headed by Mike Willis, our Chairman, Chief Executive Officer and President. Mr. Willis has over 30 years of industry experience and is one of the leaders in the consolidation of the staffing industry. He has participated in the acquisition and integration of over 60 companies during his career.

Our History

We completed the merger of Venturi and Old COMSYS on September 30, 2004, combining the eighth and ninth largest companies in the IT staffing industry to create the fourth largest IT staffing company based on revenue data for 2003. The combined company has achieved, and is expected to continue to achieve, cost savings by reducing corporate overhead and other expenses. The combined company also enjoys the benefits of a broader geographic footprint and offers an expanded range of technology service offerings that we expect will make us more competitive. We believe these factors will enable us to secure new and expand existing relationships with Fortune 500 clients.

Prior to the merger, Old COMSYS was one of the largest providers of IT staffing services in the United States, and its consultants provided services to a diverse customer base that included commercial clients and federal and state governmental entities. Headquartered in Houston, it operated a network of 30 offices in 20 states. Prior to the merger, Venturi was a leading provider of technology and commercial staffing services to businesses and professional and government organizations. It operated through 27 offices in 20 states. Venturi’s IT service offerings, which were similar to those offered by Old COMSYS, included technology consulting, IT staffing, IT permanent placement and vendor management services.

In connection with the merger, we changed the name of our corporation from “Venturi Partners, Inc.” to “COMSYS IT Partners, Inc.” Concurrent with the merger, we also completed the sale of Venturi’s commercial staffing services division, Venturi Staffing Partners, Inc., to CBS Personnel Services, Inc. (formerly known as Compass CS Inc.) for approximately $30.3 million in cash and the assumption of approximately $700,000 in liabilities.

Services

Our core business is providing IT staffing services, which accounted for approximately 91% of our revenues for 2004. We also strive to differentiate ourselves from our competitors by offering additional services that complement our IT staffing services, including vendor management, project solutions and permanent placement of IT professionals.

IT Staffing Services

We provide a wide range of IT staffing services to companies in diversified vertical markets, including financial services, telecommunications, manufacturing, information technology, federal, state and local government, pharmaceutical, transportation and health care. We deliver qualified consultants and project managers for contract assignments and full-time employment across most technology disciplines. In light of the time and location sensitive nature of our core IT staffing services, offshore application development and maintenance centers have not proven critical to our operations or our competitive position.

Our staffing services are generally provided on a time-and-materials basis, meaning that we bill our clients for the number of hours worked in providing services to the client. Hourly bill rates are typically determined based on the level of skill and experience of the consultants assigned and the supply and demand in the current market for those qualifications. Alternatively, the bill rates for some assignments are based on a mark-up over compensation and other direct and indirect costs. Assignments can range from 30 days to over a year, with an average duration of five months. Certain of our contracts are awarded on the basis of competitive proposals, which can be periodically re-bid by the client.

We maintain a variable cost model in which we compensate most of our consultants only for those hours that we bill to our clients. The consultants who perform IT services for our clients consist of our consultant employees as well as independent contractors and subcontractors. With respect to our consultant employees, we are responsible for all employment-related costs, including medical and health care costs, workers’ compensation and federal social security and state unemployment taxes.

Vendor Management Services

Vendor management services, or VMS, are services that allow our clients to manage their procurement of and expenditures for temporary IT, clerical, finance and accounting, and light industrial personnel. Contracted services are often provided to a large client by hundreds of companies. VMS provides a mechanism for clients to reduce their expenditures for temporary personnel services by standardizing pay rates for similar positions and reducing the number of suppliers providing these services. VMS gives our clients the ability to leverage their purchasing power for these temporary personnel services by standardizing their requisition, contract and procurement processes. Clients also benefit from contracting with only one supplier, receiving a consolidated invoice and having a single point of contact while retaining access to a full range of resources offered by a diverse portfolio of suppliers.

We operate VMS under the brand name vWorxSM. Our VMS provides a structured approach consisting of process management and a web-based software tool to quantify, rationalize and monitor the expenditures that a client makes for its contracted services. We use third party software products and a proprietary software program to provide our VMS. Our VMS implementation processes have been ISO 9001:2000 certified, which means that our processes comply with a comprehensive set of international quality standards. We believe that we are one of the few companies in our industry providing vendor management services to have this ISO certification.

Project Solutions

As an extension of our underlying core competency in IT staffing, we offer our clients specialized project services that include project managers, project teams and turn-key deliverable-based solutions in the application development, application integration and re-engineering, application maintenance and application testing practice areas. We provide these solutions through a defined IT implementation methodology. We deliver these solutions through teams deployed on-site, offsite at development centers located in Kalamazoo, Michigan, Richmond, Virginia, Somerset, New Jersey and Portland, Oregon and, through a strategic alliance, offshore at technology centers located in India. These services are generally contracted on a time-and-materials basis, with some services provided on a fixed-price basis. We have a number of specialty practice areas, including statistical analysis applications (SAS), enterprise resource applications (ERP), network integration, business intelligence and translation and localization services.

Permanent Placement

We also assist our clients in locating IT professionals for full-time positions within their organizations. We assist in recruitment efforts and screening potential hires. If a customer hires our candidate, we are generally compensated based on a percentage of the candidate’s first year cash compensation. Billing is contingent on our filling the position.

Industry Overview

We believe that the demand for IT staffing is highly correlated to economic conditions and overall employment trends and that demand will increase with an improving economy. After contraction in the IT staffing industry from late 2000 to 2002 caused by corporate overspending on IT initiatives during the late 1990s and subsequent poor economic conditions, the industry has recently shown signs of growth. Staffing Industry Analysts, Inc., or SIA, an independent, industry-recognized research group, noted in its March 2005 report that it expects the IT staffing industry to grow from $15.8 billion in 2004 to $17.4 billion in 2005 and $19.2 billion in 2006, an increase of approximately 10% in each of 2005 and 2006. In addition, vendor management services are expected to grow at a much faster pace, with SIA projecting that 29% of large companies will use vendor management services in 2005, compared to 8% in 2003.

The IT staffing industry is fragmented and highly competitive. Based on SIA data for 2004, no one company accounted for more than 9% of total IT staffing industry revenues, and the top five companies accounted for approximately 27% of total industry revenues. Many believe that further consolidation of the industry will continue and that the large competitors in the industry are better positioned to increase their respective market share. A number of large companies maintain preferred supplier lists of service providers that satisfy specified criteria and from which they generally source their IT staffing and service needs. The criteria typically include the service provider’s geographic coverage relative to the client’s locations, its size and market share, typically measured by its total revenues, its recruiting process and database of potential candidates, and its pricing structure, including discounts and rebates.

We believe that key elements of successfully competing in the industry include maintaining a strong base of qualified IT professionals to enable quick responses to client requests (often within 48 hours) and ensuring that the candidates are an appropriate fit with the cultural and technical requirements of the assignments. Other key success factors include accurate evaluation of candidates’ technical skills, strong account management to develop and maintain client relationships and efficient and consistent administrative processes to assist in the delivery of quality services.

Competitive Strengths

We believe that our competitive strengths differentiate us from our competitors and have allowed us to successfully create a sustainable and scalable national IT staffing services business. Our competitive strengths include:

•	Large national footprint and proven track record. We believe our brand name, high-quality consultant base and broad geographic presence give us a competitive advantage as corporate and governmental clients continue to consolidate their use of IT staffing providers. We currently engage approximately 4,900 consultants and offer a wide range of IT staffing expertise, including website development and integration, application programming and development, client/server development, systems software architecture and design, systems engineering and systems integration. Our coast-to-coast presence of 41 offices in 23 states allows us to meet the needs of our clients on a national basis, as well as build local relationships. For our large customers that have multiple IT centers in the U.S., our geographic coverage allows us to provide consistent high quality service through a single point of contact.

•	Focus on IT staffing services. We believe that the IT staffing industry offers a greater opportunity for higher profitability than other commercial staffing segments because of the value-added nature of IT personnel. Unlike many of our competitors that offer several types of staffing services such as IT, finance, accounting, light industrial and clerical, we are focused on the IT sector. As a result, we are able to commit our resources and capital towards our goal of building the leading IT staffing services business in the U.S.

•	Substantial and diverse customer base. Our diversified client base covers a broad spectrum of vertical markets, including financial services, telecommunications, manufacturing, information technology, government, pharmaceutical, transportation and health care. We have over 400 clients and provide services to approximately 30% of the Fortune 500 companies and approximately 66% of the Fortune 50 companies. We have long-standing relationships with many of our clients, including relationships of more than a decade with many of our large customers. We believe our broad client base allows us to limit the risk associated with customer concentration.

•	Extensive recruiting channels and effective hiring process. The placement of highly skilled personnel requires operational and technical knowledge to effectively recruit and screen personnel, match them to client needs, and develop and manage the resulting relationships. We maintain a proprietary database that contains information about more than 300,000 candidates, and we also recruit through the Internet, local and national advertising and trade shows. Additionally, we have a national recruiting center in the U.S. and an offshore recruiting center in India. All of these resources assist us in locating qualified candidates quickly, often within 48 hours of a client placement request. We believe that our proprietary front office information system and our history of operational expertise provides us with a competitive advantage in meeting the demanding time-to-market requirements for placement of these candidates.

•	Complementary service offerings. In addition to IT staffing, we offer our customers vendor management services, project solutions and permanent placement of IT professionals, which help us to build and enhance our relationships with new and existing clients.

•	Proven management team. Our management team has significant staffing industry experience. Mike Willis, our Chairman, Chief Executive Officer and President, has over 30 years of experience in the staffing industry and is one of the leaders in the consolidation of that industry.

•	Scalable infrastructure. We have a scalable information technology and transaction processing infrastructure. Our back-office functions, including payroll, billing, accounts payable, collections and financial reporting, are consolidated in our shared services center in Phoenix, Arizona. We also have a proprietary, web-enabled front-office system (FOX) that facilitates the identification, qualification and placement of consultants in a timely manner. In addition, we maintain a national recruiting center, a centralized call center for scheduling sales appointments and a centralized proposals and contract services department. We believe this infrastructure will facilitate our internal growth strategy and allow us to continue to integrate acquisitions rapidly.

Business Strategy

Our business strategy is to become the leading provider of IT staffing services in the United States. Among our immediate peer group, we are the only staffing provider focused exclusively on the IT sector. We intend to continue implementing our business strategy through a combination of internal growth and strategic acquisitions that complement or enhance our business. The key components of our internal growth strategy include:

•	expanding market share within our existing customer base;

•	increasing penetration of existing markets by developing new customer relationships in those markets;

•	expanding our geographic presence to new mid-tier cities in the United States;

•	focusing on placements requiring more highly skilled IT staffing professionals, which generate higher bill rates and margins;

•	enhancing our brand recognition among new and existing customers;

•	identifying and adding new technology practice areas;

•	attracting and retaining quality consultants;

•	leveraging low cost sales and delivery operations, such as our centralized national recruiting center in the U.S. and our offshore recruiting facilities in India; and

•	providing other value-added services that enhance our relationships with new and existing clients.

In addition to focusing on internal growth, we intend to continue evaluating potential acquisitions as a component of our business strategy. We look for acquisition targets that provide us the opportunity to:

•	expand our services to new geographic markets;

•	add new clients to our existing customer base; or

•	add new IT practice areas to our existing capabilities.

Our management has significant experience in acquiring and successfully integrating new businesses. Additionally, we have scalable infrastructure that includes our single site, shared services operations for our back office functions. We believe this platform allows us to provide high quality service to our customers and enables us to integrate acquisitions rapidly while reducing corporate overhead and other expenses. As an example of our integration capabilities, we have made substantial progress toward the integration of the businesses of Old COMSYS and Venturi in the few months since completion of the merger, including:

•	consolidation of all 17 duplicate branch offices;

•	deployment of our proprietary front office information system to the Venturi branch offices;

•	standardization of compensation plans for account managers, recruiters and managing directors;

•	implementation of common health care and 401(k) programs;

•	transition of the Old COMSYS back office information system to Venturi’s PeopleSoft system and transition of legacy Venturi back office and accounting processes to our shared services operation located in Phoenix, Arizona, together resulting in the consolidation of all of our back office operations for COMSYS, including payroll, billing, accounts payable, collections and financial reporting; and

•	elimination of approximately 169 duplicative staff positions, with another 16 positions to be eliminated in the second quarter of 2005.

Sales and Marketing

We employ a centralized sales and marketing strategy that focuses on both national and local accounts. The marketing strategy is implemented on both a national and local level through each of our branch offices. At the national level, we focus on attaining preferred supplier status with Fortune 500 companies, a status that would make us one of a few approved service providers to those companies. An integral part of our marketing strategy at the national level is the use of our account management professionals who generally have over five years of experience in our industry. Their industry experience makes them capable of understanding our clients’ business strategies and IT staffing requirements. We are also supported by:

•	centralized proposals and contract services departments;

•	a strategic accounts group;

•	a candidate sourcing operation for larger, high-volume clients that obtain contract IT professionals primarily through procurement departments;

•	a centralized outbound call center for scheduling sales appointments with key contacts at prospective clients;

•	a project solutions sales force;

•	a vendor management sales force; and

•	national and offshore recruiting centers for sourcing IT professionals located in the United States.

All of these assist in the development of responses to requests for proposals from large accounts and support our efforts in new client development activity.

Local accounts are targeted through account managers at the branch office level, permitting us to capitalize on the established local expertise and relationships of our branch office employees. These accounts are solicited through personal sales presentations, telephone and e-mail marketing, direct mail solicitation, referrals and advertising in a variety of local and national media. Although local offices retain flexibility with regard to local customer and employee issues, these offices adhere to company-wide policies and procedures and a set of best practices designed to ensure quality standards throughout the organization. Local employees are encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships and develop local contacts with technology user groups for referral of specific technology skills.

Local office employees report to a managing director who is responsible for day-to-day operations and the profitability of the office. Managing directors report to regional vice presidents. Regional vice presidents have substantial autonomy in making decisions regarding the operations in their respective regions, although sales activities directed toward strategic accounts are coordinated at a national level.

Our company-wide compensation program for account managers and recruiters, which was implemented on January 1, 2005, is intended to provide incentives for higher margin business. A significant component of compensation for account managers and recruiters is commissions, which increase significantly for placements with higher gross profit contribution.

Employees and Consultants

Of our 4,911 consultants on assignment as of January 2, 2005, approximately 70% were employee consultants and approximately 30% were subcontractors and independent contractors. Many of our consultants have over eight years of IT experience. In addition, as of January 2, 2005, we had 754 permanent staff employees consisting primarily of management, administrative staff, account managers and recruiters. None of our employees are covered by collective bargaining agreements, and management believes that its relationships with its employees are good.

We recruit our consultants through both centralized and decentralized recruiting programs. Our recruiters use our internal proprietary database (FOX), the Internet, local and national advertisements and trade shows. FOX is an integrated, web-based sales and recruiting application we developed. The interactive system maintains a current database containing information about more than 300,000 candidates, including their skills, education, desired work location and other employment-related information. The system enables us to scan, process and store thousands of resumes, making it easier for recruiters to identify, qualify and place consultants in a timely manner. FOX also allows billable consultants to electronically review and apply for job openings. In addition, we use our national recruiting center in Houston, Texas and, through a subcontractor, an offshore recruiting center in India for sourcing IT professionals located in the U.S. Both of these centers enhance our local recruitment effort by providing additional resources to meet clients’ critical timeframes and broadening our capability to deliver resources in areas of the country where no local office exists. We also recruit qualified candidates through our candidate referral program, which pays a referral fee to eligible individuals responsible for attracting new recruits that are successfully placed by us on an assignment.

We have a specialized selection, review and reference process for our IT consultant candidates that is an integral part of maintaining the delivery of high quality service to our clients. This process includes interviewing each candidate to allow us to assess whether that individual will be an appropriate match for a client’s business culture and performing reference checks. We also conduct a technical competency review of each candidate to determine whether the consultant candidate has the technical capabilities to successfully complete the client assignment. Our technical assessment will often include a formal technology skills assessment through an automated software product. We also undertake additional reviews, including more detailed background checks, at the request of our clients.

In an effort to attract a broad spectrum of qualified billable consultants, we offer a wide variety of employment options and training programs. Through our training and development department, we offer an online training platform to our consultants. This program includes over 900 self-paced IT and business-related courses and eight technical certification paths in course areas such as software development, enterprise data systems, Internet and network technologies, web design, project management, operating systems, server technologies and business-related skills. We believe that these training initiatives improve consultant recruitment and retention, increase the technical skills of our personnel and result in better service for our clients.

Competition

We operate in a highly competitive and fragmented industry. There are relatively few barriers to entry into our markets, and the IT staffing industry is served by thousands of competitors, many of which are small, local operations. There are also numerous large national and international competitors that directly compete with us, including TEKsystems, Inc., Ajilon Consulting, MPS Group, Inc., Kforce Inc., Spherion Corporation, CDI Corp., Computer Horizons Corp. and Analysts International Corp. Some of our competitors may have greater marketing and financial resources than us.

The competitive factors in obtaining and retaining clients include, among others, an understanding of client-specific job requirements, the ability to provide appropriately skilled information technology consultants in a timely manner, the monitoring of job performance quality and the price of services. The primary competitive factors in obtaining qualified candidates for temporary IT assignments are wages, the technologies that will be utilized, the challenges that an assignment presents and the types of clients and industries that will be serviced. We believe that our nationwide presence, strength in recruiting and account management and the broad range of customers and industries to which we provide services make us highly competitive in obtaining and retaining clients and recruiting highly qualified consultants.

Regulation

IT staffing firms are generally subject to one or more of the following types of government regulation: (1) regulation of the employer/employee relationship between a firm and its employees, including tax withholding or reporting, social security or retirement, benefits, workplace compliance, wage and hour, anti-discrimination, immigration and workers’ compensation; (2) registration, licensing, record keeping and reporting requirements; and (3) federal contractor compliance.

Trademarks

We believe that the COMSYS® name is extremely valuable and important to our business. We endeavor to protect our intellectual property rights and maintain certain trademarks, trade names, service marks and other intellectual property rights, including vWorxSM. We also license certain other proprietary rights in connection with our businesses. We are not currently aware of any infringing uses or other conditions that would be reasonably likely to materially and adversely affect our use of our proprietary rights.

Seasonality

Our business can be affected by the seasonal fluctuations in corporate IT expenditures. Generally, expenditures are lowest during the first quarter of the year when our clients are finalizing their IT budgets. In addition, our quarterly results may fluctuate depending on, among other things, the number of billing days in a quarter and the seasonality of our clients’ businesses. Our business is also affected by the timing of holidays and seasonal vacation patterns, generally resulting in lower revenues and gross margins in the fourth quarter of each year. Extreme weather conditions may also affect demand in the first and fourth quarters of the year as certain of our clients’ facilities are located in geographic areas subject to closure or reduced hours due to inclement weather. In addition, we experience an increase in our cost of sales and a corresponding decrease in gross profit and gross margin in the first fiscal quarter of each year as a result of resetting certain state and federal employment tax salary limitations.

Properties

We are headquartered in Houston, Texas and maintain 41 offices in 23 states, and one in the United Kingdom. We generally lease our office space under leases with initial terms of five to seven years. These leases typically contain such terms and conditions that are customary in each geographic market. Our offices are usually in office or industrial buildings, and occasionally in retail buildings, and our headquarters facilities and regional offices are in similar facilities. We believe that our offices are well maintained and suitable for their intended purpose.

Legal Proceedings

From time to time we are involved in certain disputes and litigation relating to claims arising out of our operations in the ordinary course of business. Further, we are periodically subject to government audits and inspections. In the opinion of our management, matters presently pending will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position

Michael T. Willis	60	Chairman of the Board, Chief Executive Officer and President

Michael H. Barker	50	Executive Vice President – Field Operations

David L. Kerr	52	Senior Vice President – Corporate Development

Margaret G. Reed	44	Senior Vice President, General Counsel and Corporate Secretary

Joseph C. Tusa, Jr.	46	Senior Vice President, Chief Financial Officer and Assistant Secretary

Larry L. Enterline(3)	52	Director

Frederick W. Eubank II(2)(3)	41	Director

Ted A. Gardner(2)(3)	47	Director

Victor E. Mandel(1)	40	Director

Kevin M. McNamara(1)	49	Director

Christopher R. Pechock(1)	40	Director

Arthur C. Roselle(3)	34	Director

Elias J. Sabo(2)(3)	34	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Governance and Nominating Committee

Michael T. Willis.    Mr. Willis has served as our Chairman of the Board, Chief Executive Officer and President since the completion of the merger in September 2004. Prior to the merger, Mr. Willis had served as President and Chief Executive Officer of Old COMSYS since September 1999. From 1993 through September 1999, Mr. Willis served as President and Chief Executive Officer of Metamor Worldwide, Inc., formerly COREStaff, Inc. In 1999, Old COMSYS was purchased from Metamor Worldwide by the management of Old COMSYS and certain institutional investors, including Wachovia Capital Partners (then known as First Union Capital Partners). Mr. Willis is one of the leading integrators in the IT staffing industry and has gained extensive experience managing both public and private companies in the sector for more than 30 years. In addition to COREStaff, he founded the national firm of Talent Tree Personnel Services in 1976. Mr. Willis also founded the regional firms of Willis & Associates (in 1971), Med-Staff (in 1982), PPI Seahawk (in 1989) and Professional Healthcare Providers (in 1992).

Michael H. Barker.    Mr. Barker has served as our Executive Vice President—Field Operations since the completion of the merger in September 2004. Prior to the merger, Mr. Barker had served as the President of Division Operations of Venturi since January 2003. From January 2001 through January 2003, Mr. Barker served as President of Venturi’s Technology Division. Prior to that time, Mr. Barker served as President of Divisional Operations of Venturi from October 1999 to January 2001 and as President of the Staffing Services Division from January 1998 until October 1999. Prior to joining Venturi, from 1995 to 1997 Mr. Barker served as the

Chief Operations Officer for the Computer Group Division of IKON Technology Services, a diversified technology company. Mr. Barker received an electrical engineering degree from the University of North Carolina at Charlotte.

David L. Kerr.    Mr. Kerr has served as our Senior Vice President – Corporate Development since the completion of the merger in September 2004. Prior to the merger, Mr. Kerr had served as Senior Vice President – Corporate Development of Old COMSYS since July 2004. Mr. Kerr joined Old COMSYS in October 1999 and served as its Chief Financial Officer and a Senior Vice President until December 2001. Old COMSYS retained Mr. Kerr as an independent consultant from January 2002 to July 2004, during which time Old COMSYS sought his advice and counsel on a number of business matters related to the IT staffing industry including corporate development, mergers and acquisitions, divestitures, sales operations and financial transactions. Prior to joining Old COMSYS, Mr. Kerr was the Founder, Principal Officer, Shareholder and Managing Director of Omni Ventures LLC and Omni Securities LLC. Mr. Kerr was previously a partner with KPMG where he specialized in merger and acquisition transactions. Mr. Kerr received a Bachelor of Science degree from Mississippi State University.

Margaret G. Reed.    Ms. Reed has served as our Senior Vice President, General Counsel and Corporate Secretary since the completion of the merger in September 2004. Prior to the merger, Ms. Reed had served as Senior Vice President of Old COMSYS since June 2001. Ms. Reed joined Metamor Worldwide, Inc. as Associate General Counsel in February 1996 and served as Senior Vice President, General Counsel and Corporate Secretary for Metamor Worldwide through September 2000. Ms. Reed was previously an associate with Akin Gump Strauss Hauer & Feld LLP where she practiced corporate and securities law. Ms. Reed received a Bachelor of Arts degree from Rice University and received a Doctor of Jurisprudence degree from the University of Houston.

Joseph C. Tusa, Jr.    Mr. Tusa has served as our Senior Vice President and Chief Financial Officer since the completion of the merger in September 2004. Prior to the merger, Mr. Tusa had served as Senior Vice President and Chief Financial Officer of Old COMSYS since December 2001. Mr. Tusa joined Old COMSYS in May 2001 as Senior Vice President of Finance and Administration. Mr. Tusa served as a consultant to Old COMSYS from March 2001 to May 2001. Prior to joining Old COMSYS, Mr. Tusa was a Vice President and Corporate Controller of Metamor Worldwide from February 1997 through October 1997 and served as Senior Vice President from October 1997 through January 2001. Mr. Tusa received a Bachelor’s Degree of Business Administration from Southwest Texas State University and a Master’s degree in Business Administration from Louisiana State University. Mr. Tusa is a certified public accountant.

Larry L. Enterline.    Mr. Enterline has served as a director since December 2000. Mr. Enterline previously served as the Chief Executive Officer and Chairman of the Board from December 2000 to the completion of the merger in September 2004. From 1984 to 1989, Mr. Enterline served as Vice President of Marketing and Sales with Bailey Controls. From 1989 to 2000, Mr. Enterline served in various management roles with Scientific-Atlanta, Inc., including Senior Vice President in charge of worldwide sales and service organization. Mr. Enterline holds a bachelor’s degree in electrical engineering and a Master’s degree in Business Administration. He also serves on the board of directors of Raptor Networks Technology Inc.

Frederick W. Eubank II.    Mr. Eubank has served as a director since the completion of the merger in September 2004. Mr. Eubank joined Wachovia Capital Partners (formerly First Union Capital Partners), an affiliate of Wachovia Investors and Wachovia Corporation, in 1989 and currently serves as its Chief Investment Officer. Prior to joining Wachovia Capital Partners, Mr. Eubank was a member of Wachovia’s specialized industries group. Mr. Eubank currently serves on the board of directors of CapitalSource Inc. Mr. Eubank earned his undergraduate degree from The Calloway School of Business at Wake Forest University and his Master’s degree in Business Administration from The Fuqua School of Business at Duke University.

Ted A. Gardner.    Mr. Gardner has served as a director since the completion of the merger in September 2004. He had served on the board of directors of COMSYS Holding, Inc. since 1999. Mr. Gardner served as a Managing Partner of Wachovia Capital Partners and a Senior Vice President of Wachovia from 1990 until 2003 and continues to be associated with Wachovia Investors in an advisory role. Previously, Mr. Gardner served as a Vice President of Kidder, Peabody & Company Incorporated in New York. Mr. Gardner currently serves on the boards of directors of Kinder Morgan, Inc. and Encore Acquisition Company. Mr. Gardner earned his undergraduate degree from Duke University. He received his Doctor of Jurisprudence and Master of Business Administration degrees from the University of Virginia.

Victor E. Mandel.    Mr. Mandel has served as a director since the completion of the financial restructuring of Venturi Partners in April 2003. Since 2001, Mr. Mandel has served as founder and Managing Member of Criterion Capital Management, an investment company. From May 1999 to November 2000, Mr. Mandel was Executive Vice President-Finance and Development of Snyder Communications, Inc., with operating responsibility for its publicly traded division Circle.com. From June 1991 to May 1999, Mr. Mandel was a Vice President in the Investment Research department at Goldman Sachs & Co. covering emerging growth companies.

Kevin M. McNamara.    Mr. McNamara has served as a director since the completion of the merger in September 2004. Since December 2004, Mr. McNamara has served as Chairman of the Board and Interim Chief Executive Officer of ProxyMed, Inc. Mr. McNamara currently serves as Chief Financial Officer of HCCA International, Inc., a healthcare management and recruitment company, and expects to become the Chief Financial Officer of Newquest Holdings, Inc. in April 2005. From November 1999 until February 2001, Mr. McNamara served as Chief Executive Officer and a director of Private Business, Inc., a provider of electronic commerce solutions that help community banks provide accounts receivable financing to their small business customers. From 1996 to 1999, Mr. McNamara served as Senior Vice President and Chief Financial Officer of Envoy. Before joining Envoy, he served as president of NaBanco Merchant Services Corporation, then one of the world’s largest merchant credit card processors. Mr. McNamara holds a B.S. in Accounting from Virginia Commonwealth University and a Master’s degree in Business Administration from the University of Richmond and is a Certified Public Accountant. Mr. McNamara also serves on the boards of directors of ProxyMed, Inc., Luminex Corporation and several private companies.

Christopher R. Pechock.    Mr. Pechock has served as a director since the completion of the financial restructuring of Venturi Partners in April 2003. Since 1998, Mr. Pechock has served as a partner at MatlinPatterson Global Opportunities Partners (and its predecessor), an asset management firm specializing in corporate restructurings. Mr. Pechock has a Master’s degree in Business Administration from Columbia Business School. He also serves on the boards of directors of Huntsman Holdings, Inc., Gross International Corporation and Compass Aerospace Corporation.

Arthur C. Roselle.    Mr. Roselle has served as a director since the completion of the merger in September 2004. He had served on the Board of Directors of COMSYS Holding, Inc. since 2003. Mr. Roselle joined Wachovia Capital Partners, where his investing efforts are focused on the growth industrial and business services industries, in 1999. He currently serves as a Partner of Wachovia Capital Partners. Prior to joining Wachovia Capital Partners, Mr. Roselle served as an Executive Vice President of R-H Capital Partners, L.P. and Vice President of the Robinson-Humphrey Company. Mr. Roselle currently serves on the board of directors of NewWave Communications and Worldstrides Holdings. Mr. Roselle earned his undergraduate degree and a Master’s of Science degree in Mathematics from the University of Virginia.

Elias J. Sabo.    Mr. Sabo has served as a director since the completion of the financial restructuring of Venturi Partners in April 2003. Since 1998, Mr. Sabo has served as a founding partner at The Compass Group International LLC. Prior to joining Compass, Mr. Sabo worked in the acquisition department for Colony Capital, a Los Angeles-based real estate private equity firm, from 1992 to 1996 and as a healthcare investment banker for

CIBC World Markets (formerly Oppenheimer & Co.) from 1996 to 1998. Mr. Sabo also serves on the boards of directors of several private companies.

Our Board of Directors and Committees

Our board of directors currently consists of nine directors, the majority of whom are independent under the Nasdaq listing standards. Our directors generally serve one-year terms from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our board of directors has an audit committee comprised solely of independent directors in accordance with the Nasdaq listing standards and other applicable rules and regulations. Our board of directors also established a governance and nominating committee and a compensation committee. Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Director Compensation

Directors who are employed by us or our principal stockholders receive no additional compensation for serving on our board of directors. We refer to our directors who are neither employed by us nor by our principal stockholders as outside directors. Compensation for our outside directors consists of equity and cash as described below. Our current outside directors are Messrs. Enterline, Gardner, Mandel and McNamara.

Equity Compensation

Following the merger, outside directors who join our board of directors receive stock options to purchase 6,000 shares of our common stock on the date they join the board at an exercise price determined on such date, and subsequent annual option grants of 3,000 shares of our common stock on the date of each annual meeting of stockholders, commencing with the 2006 annual meeting.

Generally, prior to the merger, outside directors who joined our board received stock options to purchase 1,000 shares of our common stock at an exercise price determined on the date they joined the board, and annual grants thereafter of 1,000 options on the date of each annual meeting of stockholders. In 2004, each of our outside directors prior to the merger received a non-qualified stock option to purchase 1,000 shares of our common stock, which option was vested in full on the date of grant, at an exercise price determined on the date of the 2004 special meeting of stockholders held in connection with the merger.

Cash Compensation

Following the merger, all outside directors receive an annual retainer of $25,000, plus fees of $2,000 per meeting of the board of directors attended in person and $1,000 per meeting of the board of directors attended by telephone or other electronic means. All directors are also entitled to reimbursement of expenses. Outside directors serving in specified committee positions also receive the following additional cash compensation:

Chairman of the audit committee	$10,000
Chairman of the compensation committee	$5,000

Each committee member receives $2,000 for each meeting of a committee of the board attended by a director in person and $1,000 for each meeting of a committee of the board attended by a director by telephone or other electronic means.

Our outside director fees are payable in cash or, at the election of each director, which is made on an annual basis, in shares of restricted stock determined by the current market price of the stock at the time of each cash payment. Such directors may also elect to receive restricted stock in lieu of stock options.

In 2004, prior to the merger, our outside directors were compensated by an annual retainer fee of $15,000, plus $1,000 for each board committee he or she chaired, and meeting fees of $1,000 per board meeting attended and $750 per committee meeting attended, plus reimbursement of expenses. In addition, we paid Victor E. Mandel, Janice L. Scites and William J. Simione, Jr. $28,000 each for their service in 2004 on the special committee created to consider the merger and the sale of Venturi’s commercial staffing business.

Prior to the merger, we also offered a deferred fee plan for our outside directors under which participating directors could defer any or all of their retainer and meeting fees for specified time periods. The deferred fee plan was non-qualified for tax purposes. Deferred fees under the plan earn interest at the prime rate or, at each participating director’s option, a return based on stock price performance over time. None of our directors, except Larry Enterline, who served as our Chairman of the Board and Chief Executive Officer prior to the merger, participated in this plan in 2004. For more information regarding the amounts paid to Mr. Enterline in 2004 under the deferred compensation plan, please see “—Severance Agreements.”

Compensation Committee Interlocks and Insider Participation

No current member of our compensation committee has ever been an officer or employee of ours. None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table provides information concerning total compensation earned by all persons who served as Chief Executive Officer during the fiscal year ended January 2, 2005 and the four other most highly paid executive officers of the Company.

								Long-Term Compensation
		Annual Compensation						Awards				Payouts
								Restricted Stock Award		Shares Underlying Options/SARs Granted		Long-Term Incentive Payout
Name and Principal Position	Year	Salary	Bonus(1)		Other Annual Compensation										All Other Compensation
Michael T. Willis(2) Chief Executive Officer, President and Chairman of the Board of Directors	2004 2003 2002	$100,079 — —	(3 — —)		$	— — —			(4 — —)	— — —		$	— — —		$6,991 — —	(5)

Michael H. Barker(6) Executive Vice President— Field Operations	2004 2003 2002	$320,000 236,277 246,741	$120,000 84,000 108,000	(3)	$	— — —		$	— — —	100,000 90,000 —	(7) (7)	$	— — —		$15,100 9,840 2,750	(8) (9) (10)

Joseph C. Tusa, Jr.(11) Senior Vice President and Chief Financial Officer	2004 2003 2002	$71,625 — —	(3 — —)		$	— — —			(4 — —)	— — —		$	— — —		$581 — —	(12)

David L. Kerr(13) Senior Vice President— Corporate Development	2004 2003 2002	$68,750 — —	(3 — —)		$	— — —			(4 — —)	— — —		$	— — —		$1,550 — —	(12)

Margaret G. Reed(14) Senior Vice President, General Counsel and Corporate Secretary	2004 2003 2002	$62,500 — —	(3 — —)		$	— — —			(4 — —)	— — —		$	— — —		$796 — —	(12)

Larry L. Enterline(15) Chief Executive Officer and Chairman of the Board of Directors	2004 2003 2002	$366,666 409,730 409,476	$36,000 36,000 280,000	(19)		$939,900 -— —	(16)	$	— — —	— 230,000 —	(17) (7)		$708,149 — —	(18)	$8,515 — —	(8)

(1)	Except as provided in a separate footnote, bonus amounts include bonuses earned in the fiscal year specified in the table and do not include bonuses paid in such year, but earned in the preceding year. Accordingly, the 2004 bonus information for Mr. Barker does not include $21,600 paid to him in 2004, but earned in 2003.
(2)	Mr. Willis was appointed to serve as our Chairman of the Board, Chief Executive Officer and President effective as of September 30, 2004, in connection with the merger. Accordingly, information with respect to Mr. Willis’ 2004 compensation is provided beginning September 30, 2004.
(3)	Our compensation committee has not yet determined all bonus awards for fiscal 2004 payable in 2005.
(4)	Does not include shares of Old COMSYS Class D Preferred Stock awarded under the Old COMSYS 2004 Management Incentive Plan. In connection with our September 30, 2004 merger, each share of Old COMSYS’ Class D Preferred Stock awarded under the management incentive plan and outstanding immediately prior to the effective time of the merger was cancelled and converted automatically into the right to receive 1,405,844 shares of our common stock subject to vesting and certain other restrictions, of which approximately 2% was placed in escrow to secure certain obligations under the merger agreement. Mr. Willis, Mr. Tusa, Mr. Kerr and Ms. Reed received 688,864, 182,760, 182,760 and 168,701 shares, respectively, of such restricted common stock, of which 13,785, 3,657, 3,657 and 3,376 shares, respectively, were placed in escrow as described above. As of January 2, 2005, the vesting restrictions with respect to 44.4% of such shares had lapsed.

(footnotes continued on following page)

(5)	This amount represents reimbursements for health benefits and country club dues for a period beginning September 30, 2004 through the end of fiscal 2004.
(6)	Mr. Barker served as President of our Division Operations prior to the merger and was appointed to serve as our Executive Vice President—Field Operations effective as of September 30, 2004 in connection with the merger.
(7)	Granted under our 2003 Equity Incentive Plan.
(8)	This amount represents an auto allowance and club membership dues.
(9)	This amount represents a matching contribution to the Venturi Technology Partners 401(k) plan for Mr. Barker.
(10)	This amount does not include a 2001 allocation to our non-qualified profit-sharing plan for Mr. Barker of $17,964 and $49,795 in connection with the termination and amendment of vacation and paid time off plans.
(11)	Mr. Tusa was appointed to serve as our Senior Vice President, Chief Financial Officer and Assistant Secretary effective as of September 30, 2004 in connection with the merger. Accordingly, information with respect to Mr. Tusa’s 2004 compensation is provided beginning September 30, 2004.
(12)	This amount represents club membership dues.
(13)	Mr. Kerr was appointed to serve as our Senior Vice President—Corporate Development effective as of September 30, 2004 in connection with the merger. Accordingly, information with respect to Mr. Kerr’s 2004 compensation is provided beginning September 30, 2004.
(14)	Ms. Reed was appointed to serve as our Senior Vice President, General Counsel and Corporate Secretary effective as of September 30, 2004 in connection with the merger. Accordingly, information with respect to Ms. Reed’s 2004 compensation is provided beginning September 30, 2004.
(15)	Mr. Enterline, our former Chief Executive Officer, resigned effective as of September 30, 2004 in connection with the merger.
(16)	This amount represents payments made in connection with Mr. Enterline’s severance. See “Severance Agreements.”
(17)	Excludes options to purchase 6,000 shares of our common stock granted to Mr. Enterline under our 2004 Stock Incentive Plan on October 1, 2004 as a portion of his compensation as a director.
(18)	This amount represents payments made in connection with Mr. Enterline’s deferred compensation. See “Severance Agreements.”
(19)	At the request of the Compensation Committee, Mr. Enterline deferred the payment of his bonus in 2002. The deferred bonus was paid to Mr. Enterline as provided in his separation agreement. See “Severance Agreements.”

Option Grants in Last Fiscal Year

The following table provides certain information concerning grants of stock options to the named officers during fiscal year ended January 2, 2005.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in the Last Fiscal Year	Exercise or Base Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Michael T. Willis	—	—	—	—	—	—
Michael H. Barker	100,000	20%	$8.55	9/30/2014	$1,392,705	$2,217,650
Joseph C. Tusa, Jr.	—	—	—	—	—	—
David L. Kerr	—	—	—	—	—	—
Margaret G. Reed	—	—	—	—	—	—
Larry L. Enterline(1)	—	—	—	—	—	—

(1)	Does not include options to purchase 6,000 shares of our common stock, with an exercise price of $8.55 per share, which Mr. Enterline received on October 1, 2004 as a portion of his compensation as a director.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides certain information concerning option exercises and unexercised options held as of January 2, 2005.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at January 2, 2005		Value of Unexercised In-the-Money Options at January 2, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Willis	—	$—	—	—	$—	$—
Michael H. Barker	—	$—	90,000	100,000	$131,850	$145,000
Joseph C. Tusa, Jr.	—	$—	—	—	$—	$—
David L. Kerr	—	$—	—	—	$—	$—
Margaret G. Reed	—	$—	—	—	$—	$—
Larry L. Enterline(1)	—	$—	—	—	$—	$—

(1)	Does not include options to purchase 6,000 shares of our common stock, with an exercise price of $8.55 per share, that Mr. Enterline received on October 1, 2004 as a portion of his compensation as a director.

Equity Compensation Plan Information

We currently have options outstanding under the 1995 Stock Option Plan, the 2003 Equity Incentive Plan and the 2004 Stock Incentive Plan. Each of these plans was approved by our stockholders. The 1995 Stock Option Plan was terminated in connection with our financial restructuring in 2003. The following table provides information about our common stock that may be issued under these equity compensation plans as of January 2, 2005:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Warrants(1)	Weighted Average Exercise Price of Outstanding Options and Warrants	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders(2)	1,131,278	$10.94	758,404
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total

(1)	No warrants were outstanding under these plans as of January 2, 2005.
(2)	Does not include options to purchase 67 shares of our common stock outstanding under the Old COMSYS 1999 Stock Option Plan. The 1999 Stock Option Plan was terminated in connection with the merger. At the effective time of the merger, each option to acquire shares of Old COMSYS common stock that was outstanding under the Old COMSYS 1999 Stock Option Plan immediately prior to the effective time of the merger remained outstanding and became exercisable for shares of our common stock at the rate of 0.0001 of a share for each share of Old COMSYS common stock, and the exercise price per share was adjusted in accordance with the conversion ratio referenced above to $20,000 per share.

Employment Agreements

We have entered into employment agreements with each of our executive officers.

Michael T. Willis

Michael T. Willis is a party to an employment agreement with COMSYS Information Technology Services, Inc. dated December 30, 2003 that provides for an annual base salary of not less than $425,000, subject to an annual increase as determined by the compensation committee. In addition, Mr. Willis is eligible for an annual bonus under the incentive bonus plan ranging from 40% to 200% of the annual bonus target based upon the achievement of certain EBITDA targets established by the compensation committee. The annual bonus target is initially set at $250,000 and is subject to an annual increase as determined by the compensation committee. No incentive is provided unless a minimum of 90% of the EBITDA plan is achieved. The initial term of Mr. Willis’ employment agreement is three years, subject to automatic extensions for a one-year period at the end of each year of the term, unless the agreement is terminated. The agreement provides for severance equal to two times Mr. Willis’ then applicable annual base salary if Mr. Willis (i) is terminated by us without cause, (ii) terminates his employment for good reason or (iii) if his employment agreement is not renewed at the end of the original term or any renewal term. Upon such termination, all of his future rights to benefits, bonuses and reimbursements provided in his employment agreement will cease, except for medical plans and programs and life insurance coverage (in the same amounts) which will be maintained for a period of 12 months following the date of such termination. In the event Mr. Willis is terminated without cause in connection with a sale or merger of our company in which the enterprise value of our company is valued at less than $132 million as determined by the compensation committee, Mr. Willis will be entitled to receive a severance amount equal to his annual base salary, plus all benefits described above, rather than two times his annual base salary. The agreement includes a restriction on competition for a period of up to two years following termination of Mr. Willis’ employment, except that such restriction will not apply if Mr. Willis (i) is terminated for any reason other than for cause or (ii) terminates the agreement for good reason.

Joseph C. Tusa, Jr., David L. Kerr and Margaret G. Reed

Joseph C. Tusa, Jr., David L. Kerr and Margaret G. Reed are each parties to employment agreements with COMSYS Information Technology Services, Inc., dated as of May 1, 2001, July 16, 2004 and May 2, 2001 (as amended on March 2, 2004), respectively. Each employment agreement provides for an annual base salary. Mr. Tusa’s and Ms. Reed’s base salaries may be adjusted as determined by the compensation committee. At the end of fiscal 2004, Mr. Tusa, Mr. Kerr and Ms. Reed received salaries of $286,500, $275,000 and $250,000, respectively. Mr. Tusa, Mr. Kerr and Ms. Reed are each eligible to participate in the incentive bonus plan provided to similarly situated executives. Under the incentive plan, each of these executives is eligible for an annual bonus, ranging from 50% to 200% of one-half of such executive’s annual base salary, also referred to as the bonus target, based upon the achievement of certain EBITDA targets established by the compensation committee. Each additional 5% incremental increase over the maximum established EBITDA target will result in an additional 5% incremental increase in the bonus target. No incentive is provided unless a minimum of 90% of the EBITDA plan is achieved. Commencing with the 2004 fiscal year-end, Ms. Reed is also entitled to receive a special bonus equal to 33% of the savings in legal fees as defined in her employment agreement. Each of these employment agreements provides for severance equal to one year’s base compensation, provided that the executive is terminated without cause. Each agreement includes a restriction on competition for a period of two years following termination of the executive’s employment.

Larry L. Enterline and Michael H. Barker

Larry L. Enterline, our former Chief Executive Officer, who resigned in connection with the September 30, 2004 merger, and Michael H. Barker, who remained with us following the merger as our Executive Vice President—Field Operations, each entered into employment agreements dated as of the closing date of our 2003 financial restructuring. Each employment agreement provided for an annual base salary, the right to earn annual bonuses based upon achieving certain objective and subjective targets and the right to participate in the equity incentive plan. The initial annual base salaries established in these agreements for Mr. Enterline and Mr. Barker were $400,000 and $240,000, respectively. Each employment agreement was for an initial term of two years, with automatic one-year extensions thereafter unless either party provided written notice of termination at least three months prior to any scheduled expiration date. In connection with the merger, Mr. Enterline entered into a separation agreement with us, described in more detail below, which amended and superseded certain provisions of his employment agreement and option agreements under the equity incentive plan. Subsequent to the merger, Mr. Barker’s employment agreement was amended as discussed in more detail below.

Under his amended employment agreement, Mr. Barker is entitled to receive an annual base salary of $320,000. Mr. Barker is also eligible to earn an annual incentive bonus. Mr. Barker’s 2004 incentive bonus was governed by the terms of his employment agreement prior to the amendment, which contemplated both an objective component and a subjective component of his performance as follows: 70% of the bonus is tied to achievement of at least 90% of a targeted EBITDA figure for the year, with Mr. Barker eligible to earn the maximum portion of this component of the bonus if we achieve 140% of the targeted EBITDA figure. The remaining 30% was subject to the discretion of the compensation committee. The targeted EBITDA bonus award for Mr. Barker for 2004 ranged between 30% and 90% of his base salary upon achieving the specified EBITDA targets. For the fiscal year ending January 1, 2006, Mr. Barker is entitled to receive a performance bonus in an amount that is equal to the greater of $100,000, or the amount that Mr. Barker is eligible to receive under the terms of our executive incentive plan provided to similarly situated employees. To receive his 2005 performance bonus, Mr. Barker must remain employed by us on the bonus payout date, except that this condition will not apply if his employment is terminated by us without cause. Following fiscal 2005, Mr. Barker is eligible for incentive compensation according to the terms of our executive incentive plan in effect at that time.

Under Mr. Barker’s employment agreement, 90,000 of his options granted under the 2003 Equity Incentive Plan were fully vested and became immediately exercisable. The amended employment agreement provides for a four-year extension of the exercise period with respect to such options following termination of his employment with us, provided his employment is terminated without cause. Notwithstanding the foregoing, the exercise period with respect to such options will not exceed the original expiration date. Under the amended employment agreement, Mr. Barker received an additional grant of options to purchase 100,000 shares of our common stock at an exercise price of $8.55 per share, with the vesting schedule set forth in his option agreement. Mr. Barker is also eligible for an automobile allowance of $1,000 per month. The initial term of Mr. Barker’s agreement was extended to September 30, 2007, subject to termination provisions set forth in the agreement. The employment agreement with Mr. Barker provides for severance equal to one year base salary and pro-rata bonus upon termination (including non-renewal) without cause. The employment agreement also requires him to agree to customary non-compete and non-solicitation provisions.

Severance Agreements

In 2004, in connection with the merger, we entered into separation agreements with three of our former executive officers, Larry Enterline, James Hunt and Ken Bramlett. Under the terms of these separation agreements, each of these executives agreed to continue employment with us for a period following the closing of the merger (Mr. Enterline for 60 days, and Mr. Bramlett and Mr. Hunt each for 90 days), to provide transitional assistance to management of the combined company and to use his reasonable best efforts to maintain the good will of employees, customers and suppliers. In consideration for these services, upon the agreed upon termination of the executive’s transitional employment, he received the following payments through his termination date:

•	accrued and unpaid base salary;

•	payment for all accrued but unpaid personal time off;

•	reimbursements owing to the executive under the terms of the executive’s employment agreement; and

•	other benefits in accordance with Venturi’s plans and programs as described in his employment agreement.

In addition, pursuant to these agreements, following the merger, we paid to each executive the amount of his account balance maintained in our deferred compensation plan, in the case of Mr. Enterline, and our non-qualified profit sharing plan, in the cases of Mr. Hunt and Mr. Bramlett, plus accrued interest and his share of reallocated forfeitures as provided in the respective plan, through the date of payment. As of September 30, 2004, these respective account balances were $708,149 for Mr. Enterline, $395,543 for Mr. Hunt and $291,972 for Mr. Bramlett, which were paid, including any interest accrued, to these individuals following the merger. Except as provided below, the payments described in this paragraph were in lieu of any payments for termination of employment that each executive would have been entitled to receive under the terms of his existing employment agreement.

In addition, each separation agreement provided the executive with the following, so long as the executive’s employment was not terminated for cause (within the meaning of his employment agreement) during the transition period:

•	a lump sum change in control payment of $539,900 for Mr. Enterline, $870,000 for Mr. Hunt, and $696,000 for Mr. Bramlett, payable within ten days after the closing of the merger;

•	a non-competition payment of $400,000 for Mr. Enterline, $300,000 for Mr. Hunt, and $240,000 for Mr. Bramlett, payable within ten days after the closing of the merger, in consideration of his agreement not to disclose confidential information and to refrain from competing with us or soliciting company executives or clients;

•	vesting of all outstanding options to purchase our common stock, and extension of the expiration date for exercising all options to four years after his employment termination date, or, in Mr. Enterline’s case, for four years after he ceases to be a director;

•	continuation of existing group health, dental, and vision insurance benefits until the earlier of the third anniversary of termination of employment or such time as the executive obtains alternative comparable coverage under another group plan with no pre-existing condition exclusions or limitations.

To the extent that the payments described in this paragraph constituted “excess parachute payments” subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments were reduced so as to avoid imposition of this tax.

In consideration of his benefits under the separation agreement, each of these executives executed a comprehensive release of claims against us and agreed not to compete with us in the IT consulting or staffing business or to solicit company executives or clients for two years following the termination of his transitional employment. Each executive’s separation agreement amended and superseded certain provisions of his existing employment agreement and option agreements.

In January 2005, we entered into a separation agreement with Tom Stafford, who served as one of our executive officers prior to the merger and remained with our company following the merger as a non-executive officer. Under the terms of his separation agreement, Mr. Stafford’s employment with us terminated effective as of December 29, 2004. Under his separation agreement, Mr. Stafford is entitled to receive a sum of $65,000 in several installments. In addition, Mr. Stafford is entitled to receive a lump sum payment of $32,500 as his retention payment. These payments are in lieu of any severance amounts that Mr. Stafford would otherwise be eligible to receive under his employment agreement, any severance program or any other agreement between

Mr. Stafford and us, provided that the provisions relating to the vesting and exercise of his stock options remained in effect following the termination of his employment. For a period of one year following termination of his employment, Mr. Stafford will be entitled to the same medical insurance benefits as provided to him prior to termination. Mr. Stafford executed a release of claims against us. Mr. Stafford’s separation agreement contains customary confidentiality provisions.

We also paid Mr. Stafford the amount of his account balance maintained in the non-qualified profit sharing plan, plus accrued interest through the date of payment in January of 2005, which at the time of such payment was $38,184.

Description of Benefit Plans

2004 Stock Incentive Plan

In connection with the merger, our Board of Directors adopted the 2004 Stock Incentive Plan, which was approved by our stockholders on September 27, 2004 and became effective as of the effective time of the merger. Under the 2004 Stock Incentive Plan, 1,159,669 shares of our common stock are reserved for issuance to our officers, employees, directors and consultants, as well as the officers, employees, directors and consultants of our subsidiaries. As of March 30, 2005, options to purchase 414,000 shares of our common stock were outstanding under our 2004 Stock Incentive Plan, and 739,669 shares of our common stock remain reserved for future grants under our 2004 Stock Incentive Plan. The weighted average exercise price of the options outstanding under this plan is $8.54 per share.

2003 Equity Incentive Plan

Our 2003 Equity Incentive Plan was approved by our stockholders on July 24, 2003 and replaced our 1995 Stock Option Plan. Our 1995 Stock Option Plan was terminated in connection with our financial restructuring in 2003, and most of our employees and directors forfeited their options issued under that plan. As of March 30, 2005, options to purchase 4,978 shares of our common stock were outstanding under the 1995 Stock Option Plan. The weighted average exercise price of these options is $226.03.

As of March 30, 2005, options to purchase 706,300 shares of our common stock with a weighted average exercise price of $10.85 were outstanding under our 2003 Equity Incentive Plan and 18,735 shares of our common stock remain authorized for issuance and reserved for future grants under our 2003 Equity Incentive Plan.

Old COMSYS 2004 Annual Incentive Plan

Under the Old COMSYS 2004 Annual Incentive Plan, our Chief Executive Officer and other executive officers are eligible to receive an annual bonus based on the achievement of EBITDA targets approved by the compensation committee. The plan sets forth the bonus targets for the Chief Executive Officer and each other executive officer and specifies the percentage of bonus targets payable to such executives upon achieving specified EBITDA targets. As discussed above under the heading “Employment Agreements,” Mr. Willis is eligible for an annual bonus ranging from 40% to 200% of the annual bonus target (set at $250,000 for 2004) based upon the achievement of EBITDA targets established by the compensation committee. Mr. Tusa, Mr. Kerr and Ms. Reed are each eligible for an annual bonus, ranging from 50% to 200% of one-half of such executive’s annual base salary, also referred to as their bonus target, based upon the achievement of EBITDA targets established by the compensation committee. Except for Mr. Willis, each additional 5% incremental increase over the maximum established EBITDA target will result in an additional 5% incremental increase in the bonus target for these executives. No incentive bonus is provided unless a minimum of 90% of the EBITDA plan is achieved.

Old COMSYS 2004 Management Incentive Plan

Effective January 1, 2004, Old COMSYS adopted the 2004 Management Incentive Plan. The plan was structured as a stock issuance program under which eligible employees were awarded shares of Old COMSYS nonvoting Class D Preferred Stock (liquidation value $1,000). Dividends on the Class D Preferred Stock were payable in an amount equal to 17.647% of dividends Old COMSYS declared and paid on its common or any other series of its preferred stock. The Class D Preferred Stock was redeemable at the rate of 17.647% of the redemption price paid to the holders of Old COMSYS’ Class C, B or A Preferred Stock. Effective July 1, 2004, 1,000 shares of Old COMSYS Class D Preferred Stock were issued under the management incentive plan. At the effective time of the merger, these shares were exchanged for a total of 1,405,844 restricted shares of our common stock. Approximately one-third of these shares was vested at the closing of the merger. An additional 11.1% of these shares vested on January 1, 2005. Of the remaining unvested shares, 22.2% vests in equal installments on January 1st of each of the years 2006 and 2007 and 33.3% vests in equal annual installments if specified earnings targets are met for fiscal years 2004, 2005 and 2006. Although the earnings target was not met for 2004, those restricted shares remain subject to vesting as described below.

Upon the occurrence of certain events, including the sale or transfer of more than 50% of our assets, a merger or consolidation in which we are not the surviving corporation, the liquidation or dissolution of our company, a “change in ownership” (as defined in the plan) or the completion of an equity offering resulting in gross proceeds of $35.0 million, referred to as the qualified offering, all outstanding shares of restricted stock will immediately vest in full, other than 33.3% of the shares the vesting of which is subject to the satisfaction of specified earnings targets. The shares subject to specified earnings targets are also subject to immediate vesting if the aggregate value of the securities issued in the merger to the stockholders of Old COMSYS exceed $175 million over a 30-day period beginning after the qualified offering and ending on or prior to December 31, 2006.

401(k) Plan

We maintain Old COMSYS’ voluntary defined contribution profit-sharing plan covering eligible employees as defined in the plan document. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar limit set by the Internal Revenue Code. For the years ended December 31, 2003 and 2002, the maximum deferral amount was 15% of compensation, which was increased to 50% in 2004. Old COMSYS matched 25% of each employee’s eligible contribution up to a maximum of the first 6% of each employee’s compensation. Under the plan, we may, at our discretion, make an additional year-end matching contribution of up to 50%. Total Old COMSYS’ expense under the plan amounted to approximately $955,000, $997,000 and $1.4 million in 2004, 2003 and 2002, respectively.

During 1999, we established a Supplemental Employee Retirement Plan, or the SERP, for our then chief executive officer. When this officer retired in February 2000, the annual benefit payable under the SERP was fixed at $150,000. As of January 2, 2005, approximately $1.25 million had been accrued under the SERP.

Deferred Compensation Plan

Prior to the merger, we adopted a voluntary deferred compensation plan pursuant to which participating directors could defer any or all of their retainer and meeting fees for specified time periods. The deferred fee plan was non-qualified for tax purposes. Deferred fees under the plan earn interest at the prime rate or, at each participating director’s option, a return based on stock price performance over time. All deferred amounts under this plan were payable to the participants within 60 days following a change in control. Our September 30, 2004 merger triggered payments under the deferred compensation plan. None of our directors, except Larry Enterline, who served as our Chairman of the Board and Chief Executive Officer prior to the merger, participated in this plan in 2004. For more information regarding the amounts paid to Mr. Enterline under the deferred compensation plan in 2004, see “—Severance Agreements.” The outstanding balance under the deferred compensation plan was paid in January 2005.

Non-Qualified Profit Sharing Plan

Prior to the merger, we established a non-qualified profit sharing plan, or the HCE Plan, for highly compensated employees, pursuant to which we could, in our discretion, make a non-qualified profit sharing allocation to the HCE Plan, which amount was then allocated to participant’s accounts. A participant’s account vested in 20% increments beginning in the third year of service and was fully vested after seven years. In the event of a change in control, we were obligated to fully fund all vested plan accounts with cash or other liquid assets. The compensation committee had a discretionary power to establish a revocable rabbi trust to hold the assets. In the event of a change in control, the trust would become an irrevocable rabbi trust, with the value of all vested accounts immediately payable to or on behalf of all participants and beneficiaries, and the HCE Plan would be discontinued. A change in control occurred on September 30, 2004 in connection with the merger, and all vested accounts became immediately payable. The vested balance in the HCE Plan as of September 30, 2004 was $2.1 million, which we fully paid by January 2005. Following the merger, the HCE Plan was discontinued.

Limitations of Liability and Indemnification of Directors and Officers

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the Delaware General Corporation Law, or DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation also provides that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers against losses that they may incur in investigations and legal proceedings resulting from their service.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those provided in our certificate of incorporation. In addition, our bylaws:

•	provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time; and

•	permit us to purchase and maintain insurance, at our expense, to protect us and any of our directors, officers and employees against any loss, whether or not we would have the power to indemnify that person against that loss under Delaware law.

Liability Insurance and Indemnification Agreements

We provide liability insurance for our current directors and officers, and, pursuant to the merger agreement, maintain liability insurance for actions of both our and Old COMSYS’ former officers and directors that took place prior to the merger, as described in more detail below. We also have contractual indemnification arrangements with our directors and officers under which we agree, in certain circumstances, to compensate them for costs and liabilities incurred in actions brought against them while acting as directors or officers of our company.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

Merger

Pursuant to the merger agreement, we agreed to continue, after the merger, all rights to indemnification by Old COMSYS or any of its subsidiaries in favor of any person or entity who has been or was prior to the effective time of the merger an officer, director or employee of Old COMSYS or any of its subsidiaries, any person who acted as a fiduciary under any employee benefit plan of Old COMSYS or its subsidiaries, and any other person whom Old COMSYS designated in its certificate of incorporation as being entitled to indemnification rights. We will be responsible for paying and performing such indemnification obligations.

The merger agreement also provides that for six years after the merger, we will indemnify and defend the indemnified parties referenced above and hold them harmless against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in these capacities that occurred at or prior to the merger. We will also reimburse each such indemnified party for any legal or other expenses they reasonably incur in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as the expenses are incurred.

In addition, as discussed above, for a period of six years following the merger, we will maintain directors’ and officers’ liability insurance for the benefit of our present and former officers and directors with respect to claims arising from actions or omissions occurring before the merger. This insurance must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as the coverage provided to these individuals prior to the merger, subject to the limitation that we will not be required to spend an amount in any year that is more than 300% of the aggregate annual premiums we currently pay for this insurance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sale of Commercial Staffing Business

In connection with the merger, on September 30, 2004, Compass CS Inc. (now CBS Personnel Services, Inc.) purchased our commercial staffing business. CBS Personnel Services is an affiliate of The Compass Group International LLC, which itself is an affiliate of Inland Partners, L.P. and Links Partners, L.P., referred to as Inland/Links. At the time of the purchase, Inland/Links collectively beneficially owned approximately 23.8% of our common stock and currently own approximately 9.5% of our common stock. In addition, one of our directors, Mr. Sabo, is a director of CBS Personnel Services as well and a principal of The Compass Group International LLC, the ultimate parent entity of CBS Personnel Services and Inland/Links.

Subscription Agreements To Convert Debt Into Preferred Stock

In connection with the merger, we entered into a put agreement with Inland/Links. Under this put agreement, we had the option, until October 31, 2004, to require Inland/Links to convert a portion of our senior debt held by Inland/Links into shares of a new series of our preferred stock in accordance with the terms of the senior debt subscription agreement. We decided not to exercise this option and the agreement has been terminated. Mr. Sabo, one of our directors, is the principal of the ultimate parent entity of Inland/Links.

In connection with the merger, we also entered into a subscription agreement with Wachovia Investors, Inc., which held subordinated debt of Old COMSYS. Pursuant to the subscription agreement, effective upon completion of the merger, Wachovia Investors exchanged approximately $22.4 million of such debt for approximately 22,400 shares of our new Series A-1 preferred stock. Wachovia Investors, Inc. is our largest stockholder, beneficially owning approximately 47.1% of our common stock.

Voting Agreement, Charter and Bylaws

At the effective time of the merger, Wachovia Investors, Inc. beneficially owned 47.3% of our outstanding common stock, MatlinPatterson Global Opportunities Partners, L.P. beneficially owned 9.4% of our outstanding common stock and Inland/Links beneficially owned 9.5% of our outstanding common stock. Pursuant to the terms of the voting agreement entered into at the time of the merger with certain of our stockholders, Wachovia Investors, Inc. has the right to recommend to the Governance and Nominating Committee of our Board four to six nominees to be elected to our Board of Directors, depending on the size of the Board, during the first three years after the merger, and each stockholder party to the voting agreement agreed to vote its shares of our common stock in favor of such nominees. Currently, Wachovia Investors, Inc. has the ability to designate four candidates to our board of directors, as our board of directors consists of nine members. Although MatlinPatterson is not a party to the voting agreement, MatlinPatterson has separately agreed to vote all of its shares of our common stock in favor of the directors nominated by our Governance and Nominating Committee during the first three years after the merger. In addition, we have agreed to nominate Michael T. Willis to serve as a director during that three-year period, so long as he remains our chief executive officer. Certain parties to the voting agreement also have the conditional right to designate observers to attend meetings of our Board of Directors. After the expiration of this three-year period, the stockholders that are parties to the voting agreement and owned more than 10% of our outstanding stock at the effective time of the merger will have the right to designate nominees for election to the Board if they then own 10% or more of our common stock.

In addition, our charter and bylaws, effective as of the effective time of the merger, provide for the designation of nominees for election as directors. During the three-year period following the merger, our Group B directors serving on our Governance and Nominating Committee have the right to designate a majority of the nominees for election to our Board of Directors to the extent such nominees are not designated pursuant to the voting agreement discussed above, and our Group A directors on the Committee have the right to designate the remaining directors.

Registration Rights Agreements

In connection with the merger, we entered into a registration rights agreement with the stockholders who received our common stock in the merger. The registration rights agreement obligates us to use our commercially reasonable efforts to file a “shelf” registration statement within 60 days after the merger. We filed this registration statement on Form S-3 on November 2, 2004 although it has not yet been declared effective by the SEC. This shelf registration statement generally permits delayed or continuous offerings of all of our common stock issued to stockholders in the merger. Our obligation to keep this registration effective terminates after two years or, if earlier, when all of the common stock covered by the registration statement has been sold.

Under the registration rights agreement, the stockholders are entitled to an unlimited number of additional shelf registrations, except that we are not obligated to effect any shelf registration within 120 days after the effective date of a previous registration statement (other than registrations on Form S-4 for exchange offers and Form S-8 for employee benefit plans, or forms for similar purposes).

In addition, under the registration rights agreement, Wachovia Investors, Inc. and any of its permitted transferees are entitled to demand a total of three registrations, and another group of institutional stockholders of Old COMSYS (and their permitted transferees) are entitled to demand one registration.

If we receive a request for a demand registration and our Board of Directors determines that it would be in the best interest of our company to have an underwritten primary registration of our securities, we may satisfy the demand registration by having a primary registration of our common stock for our own account, so long as we offer the stockholders party to the registration rights agreement “piggyback” rights to join in our registration.

We are obligated to pay all expenses incurred in connection with registrations pursued under the terms of the registration rights agreement, whether or not these registrations are completed. The selling stockholders are obligated to pay all underwriting discounts and commissions with respect to the shares they are selling for their own accounts. Under the registration rights agreement, we also agreed to indemnify the stockholders and their affiliated and controlling parties for violations of federal and state securities laws and regulations, including material misstatements and omissions in the offering documents with respect to any registration, except with respect to any information furnished in writing to us by a stockholder expressly for use in the registration statement or any holder’s failure to deliver a prospectus timely supplied by us that corrected a previous material misstatement or omission. In the event indemnification is unavailable to a party, or insufficient to hold the party harmless, we have further agreed to contribute to the losses incurred by the party.

In connection with the September 30, 2004 merger, we made conforming amendments to our existing registration rights agreement with the holders of our common stock and warrants received in connection with our April 2003 restructuring. Under this agreement, we are obligated to register approximately 5,785,000 shares of our common stock. The holders of such registration rights also participated in the shelf registration filed by us on November 2, 2004.

2003 Financial Restructuring and Related Transactions

MatlinPatterson Global Opportunities Partners, L.P., Inland/Links, R2 Investments, LDC (for which Amalgamated Gadget, L.P. served as the investment manager) and Zazove Associates, LLC were the beneficial owners of more than 5% of our common stock at the time of our April 2003 financial restructuring and were part of the group of noteholders that participated in the financial restructuring. MatlinPatterson and Inland/Links also participated in the 2003 financial restructuring in their role as senior lenders. For additional information regarding the 2003 restructuring, see Note 2 to the consolidated financial statements of Venturi Partners, Inc. and its subsidiaries included in this prospectus.

Note Exchange

In the 2003 restructuring, we issued shares of our common stock and Series B preferred stock to the participating noteholders in a privately negotiated exchange for their 5.75% notes. See Note 7 to the consolidated financial statements of Venturi Partners, Inc. and its subsidiaries included in this prospectus. Each of the shares of Series B preferred stock we issued in the exchange has since been converted into four shares of our common stock. Taking this conversion into account, we issued to the participating noteholders a total of 5,015,349 shares of our common stock, which represents approximately 82% of the voting power of our outstanding voting stock. Of this total, we issued 1,384,330 shares of common stock to MatlinPatterson and 692,167 shares of common stock to each of Inland Partners, L.P. and Links Partners, L.P. As a result, MatlinPatterson, Inland/Links and their affiliates, which at the time had agreed to vote our shares of capital stock together as a group, beneficially owned approximately 45.4% of the voting power of our outstanding capital stock (excluding shares of our common stock underlying warrants issued to them as senior lenders in connection with the 2003 amendment of our senior revolving credit facility, as described below). We issued 876,649 shares of common stock to R2 Investments, LDC which together with shares obtained outside the restructuring resulted in Amalgamated Gadget, L.P. beneficially owning approximately 15.2% of the voting power of our outstanding capital stock (excluding shares of our common stock underlying warrants it held in its role as a senior lender). We issued a total of 942,636 shares of common stock to Zazove Associates, LLC, which together with shares obtained outside the restructuring resulted in Zazove beneficially owning 16.8% of our capital stock.

In the 2003 restructuring, we also issued a total of 91,468 shares of common stock to a group that includes SC Fundamental Value Fund, L.P. and SC Fundamental Value Fund BVI, Ltd., affiliated entities that we refer to collectively as SC Fundamental Value. SC Fundamental Value owned more than 5% of our capital stock prior to the 2003 restructuring, but the aggregate issuances of our capital stock in the 2003 restructuring resulted in SC Fundamental Value beneficially owning less than 5% of any class of our capital stock after the 2003 restructuring.

Reconstitution of Board

In connection with the 2003 note exchange, we agreed to reconstitute our board of directors to provide for seven members. The participating noteholders designated two of these seven directors, Mr. Pechock and Mr. Sabo, prior to the exchange. Mr. Pechock is a partner of MatlinPatterson, and Mr. Sabo is a principal of The Compass Group International LLC, which is the ultimate parent entity of Inland/Links. In addition, Mr. Sabo is part of the group that shares investment authority with respect to the shares of our capital stock issued in the 2003 restructuring to Inland/Links.

As permitted by the agreement that governed our 2003 restructuring, the participating noteholders also designated I. Joseph Massoud to attend meetings of our board in a non-voting observer capacity. Mr. Massoud is also a partner with The Compass Group International LLC. The restructuring agreement entitled Mr. Pechock to designate an initial board observer as well. In connection the merger, we amended and restated our charter and bylaws, effective as of September 30, 2004, and entered in a voting agreement, which provide for the designation of nominees for election as our directors following the merger, as discussed in more detail above under the caption “Voting Agreement, Charter and Bylaws.”

Amendments to Our Former Revolving Credit Facility

In order to permit the closing of the 2003 note exchange and to provide for the terms on which our former senior lenders would continue to finance our working capital needs, we executed definitive agreements with such senior lenders for amendments to our previous senior revolving credit facility.

As part of these amendments, we issued common stock purchase warrants to the former senior lenders entitling them to purchase a total of 768,997 shares of common stock, equal to 10% of the then outstanding common stock on a fully diluted basis. These warrants are exercisable in whole or part over a 10-year period, and their current exercise price is $7.8025 per share. MatlinPatterson and Inland/Links each received 163,412 of these warrants. Subsequent to the restructuring, MatlinPatterson and Inland/Links sold to R2 Investments portions of their interest in our debt under our previous revolving credit facility, together with one half of their warrants (for 163,412 shares in the aggregate).

On September 30, 2004, in connection with the closing of the merger, we and our U.S. subsidiaries entered into a new senior credit facility with Merrill Lynch Capital and a syndicate of lenders, described in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” All amounts owed to our stockholders under the previous revolving credit facility were repaid from new borrowings.

Registration Rights

In connection with our 2003 restructuring, we entered into an agreement with each of our former senior lenders and each of the former noteholders participating in the note exchange, including MatlinPatterson, Inland/Links and R2 Investments, to provide them with registration rights with respect to the following shares of our common stock:

•	shares issued in the note exchange;

•	shares acquired upon conversion of the Series B preferred stock issued in the note exchange; and

•	shares acquired upon exercise of the warrants issued to the senior lenders in connection with the amendments to our previous senior revolving credit facility.

In connection with our September 30, 2004 merger, we amended and restated this registration rights agreement so that its terms conform to the terms of the registration rights agreement we entered into with the Old COMSYS stockholders on the closing date of the merger, as described in more detail above under the caption “Registration Rights Agreements.”

Amendments to Stockholder Rights Plan

In connection with our 2003 restructuring, we also amended and restated the stockholder rights plan that governed the terms of preferred share purchase rights that accompanied our common stock. The amendments included, among other things, an additional exception to the definition of an “Acquiring Person” that precluded each of MatlinPatterson, Inland/Links, Amalgamated Gadget and Zazove from becoming an Acquiring Person. In addition, the stockholder rights plan was amended to include a tag-along right for the benefit of any holder (including certain holders of more than 2% acting together as a group) of 5% or more of our voting stock. This tag-along right entitled each 5% holder (or group) to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any holders of 20% or more of our voting stock. Prior to our September 30, 2004 merger, we further amended the stockholder rights plan to, among other things, preclude Old COMSYS, its subsidiaries, the Old COMSYS stockholders, any other party to the voting agreement entered into in connection with the merger and any of their respective affiliates or associates from becoming an Acquiring Person as a result of the voting agreement. Effective as of September 30, 2004, the stockholder rights plan was terminated.

2003 Amendments to Bylaws and Charter

In connection with our 2003 restructuring, we adopted certain changes to our bylaws that gave our significant holders the power together to designate, either directly or through a committee including members of our board of directors that they have previously designated, up to six nominees for election to our board of directors (at least four of whom must qualify as independent directors under applicable exchange rules and listing standards) and two board observers. We also agreed in connection with the 2003 restructuring to propose a number of changes to our certificate of incorporation for adoption by our stockholders. The stockholders adopted these changes at our 2003 annual meeting, and we have filed a restated certificate of incorporation that implements them. The 2003 changes benefited holders of a significant amount of our capital stock, including MatlinPatterson, Inland/Links, Amalgamated Gadget and Zazove.

In connection with the merger, we amended and restated our charter and bylaws and entered in a voting agreement, effective as of September 30, 2004, which provide for the designation of nominees for election as our directors following the merger, as discussed in more detail above under the caption “Voting Agreement, Charter and Bylaws.”

Old COMSYS Transactions

Executive Transactions with Old COMSYS

As part of the Old COMSYS’ recapitalization in September 2001, Michael T. Willis, Old COMSYS’ chairman, chief executive officer and president, restructured his loan with a commercial bank, the proceeds of which had originally financed his investment in Old COMSYS. Effective September 25, 2001, Old COMSYS entered into an agreement with Mr. Willis whereby an Old COMSYS subsidiary advanced to the executive amounts equal to the monthly payments on his loan to the commercial bank, up to a maximum amount of $5.2 million. Old COMSYS initially advanced $197,000 effective September 30, 2001; total advances as of December 31, 2003 amounted to $3.8 million, including accrued interest, and were secured by his common and preferred shares of Old COMSYS stock. As of September 30, 2004, total advances amounted to $6.2 million, including an additional $1.2 million used to pay off Mr. Willis’ bank loan. This amount was repaid prior to the merger with the proceeds of redemption of Mr. Willis’ Class E Preferred Stock.

Old COMSYS advanced $1.0 million to Mr. Willis on April 5, 2002. Interest on the note accrued at a rate equal to the average rate on borrowings under the revolving credit agreement. Effective September 30, 2004, the note was assigned to the holders of senior subordinated notes in satisfaction of a prepayment penalty associated with such notes.

Additionally, on April 5, 2002, Old COMSYS purchased from Mr. Willis for $1.0 million an option to purchase certain real property. Old COMSYS had a right to exercise this option at any time up to April 5, 2017 at an exercise price of $1.00 and Mr. Willis had a right to terminate the option at any time by paying the greater of the fair market value of the real property or an option termination fee. In connection with the merger, Old COMSYS waived its rights under this option and included the write-off of the $1.0 million in other non-operating expenses in the 2004 consolidated statement of operations.

Notes Receivable

On December 31, 2001 and January 1, 2002, Old COMSYS redeemed a portion of its common stock and Class A-1 Preferred Stock held by certain executive officers of Old COMSYS. In connection with this redemption, Old COMSYS advanced a total of $304,000 to five executive officers, which was used to pay off loans with a commercial bank. Interest compounded annually, was payable at maturity on September 30, 2009 and accrued at a rate equal to the average rate paid by Old COMSYS on borrowings under its revolving credit agreement. These notes were full recourse and were secured by such officers’ redeemable common and mandatorily redeemable preferred shares of Old COMSYS stock.

Effective January 1, 2004, Old COMSYS acquired from certain stockholders, including Mr. Willis, 3,410,775 outstanding shares of its common stock and 4,535 shares of mandatorily redeemable Class A-1 preferred stock in exchange for 7,178 newly issued shares of nonvoting mandatorily redeemable Class E Preferred Stock. Dividends on the Class E Preferred Stock accrued at the rate of 5% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. The common stock and

Class A-1 preferred stock exchanged in this transaction were originally purchased in exchange for cash and promissory notes held by Old COMSYS and secured by a pledge of the applicable shares. Simultaneous with the share exchange, the original notes were cancelled and new notes were issued in amounts equal to the outstanding principal and interest due on the original notes. Interest on the new notes accrued at the rate of 5% compounded annually. At the effective time of the merger, all shares of Old COMSYS Class E Preferred Stock were redeemed in exchange for the notes.

Old COMSYS 2004 Management Incentive Plan

Effective January 1, 2004, Old COMSYS adopted the 2004 Management Incentive Plan. The plan was structured as a stock issuance program under which eligible employees were awarded shares of Old COMSYS nonvoting Class D Preferred Stock (liquidation value $1,000). Dividends on the Class D Preferred Stock were payable in an amount equal to 17.647% of dividends Old COMSYS declared and paid on its common or any other series of its preferred stock. The Class D Preferred Stock was redeemable at the rate of 17.647% of the redemption price paid to the holders of Old COMSYS’ Class C, B or A Preferred Stock. Effective July 1, 2004, 1,000 shares of Old COMSYS Class D Preferred Stock were issued under the management incentive plan. At the effective time of the merger, these shares were exchanged for a total of 1,405,844 restricted shares of our common stock. Approximately one-third of these shares was vested at the closing of the merger. An additional 11.1% of these shares vested on January 1, 2005. Of the remaining unvested shares, 22.2% vests in equal installments on January 1st of each of the years 2006 and 2007 and 33.3% vests in equal annual installments if specified earnings targets are met for fiscal years 2004, 2005 and 2006. Although the earnings target was not met for 2004, those restricted shares remain subject to vesting as described below.

Upon the occurrence of certain events, including the sale or transfer of more than 50% of our assets, a merger or consolidation in which we are not the surviving corporation, the liquidation or dissolution of our company, a “change in ownership” (as defined in the plan) or the completion of an equity offering resulting in gross proceeds of $35.0 million, referred to as the qualified offering, all outstanding shares of restricted stock will immediately vest in full other than 33% of the shares the vesting of which is subject to the satisfaction of specified earnings targets. The shares subject to specified earnings targets are also subject to immediate vesting if the aggregate value of the securities issued in the merger to the stockholders of Old COMSYS exceed $175 million over a 30-day period beginning after the qualified offering and ending on or prior to December 31, 2006.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2005 by:

•	each of our directors,

•	each of our executive officers,

•	all of our directors and executive officers as a group,

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock, and

•	each selling stockholder.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of March 15, 2005. Common stock subject to these options and warrants is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but is not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The table assumes 15,532,155 shares of common stock outstanding as of March 15, 2005 and              shares of common stock outstanding upon completion of this offering. We have granted the underwriters a 30-day option to purchase up to              shares of common stock to cover overallotments, if any.

With respect to the selling stockholders, the following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder immediately prior to this offering, the number of shares registered and the number of shares and percentage of our common stock to be beneficially owned by each selling stockholder upon completion of this offering.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Unless otherwise indicated, the address for all of the executive officers, directors and stockholders named below is c/o COMSYS IT Partners, Inc., 4400 Post Oak Parkway, Suite 1800, Houston, TX 77027. Except as otherwise indicated, the beneficial owners named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

	Beneficial Ownership Prior to the Registration			Shares Covered by this Registration Statement	Beneficial Ownership After the Shares are Sold
Name	Number		Percent(1)		Number	Percent(1)
5% Stockholders:	(rounded to next highest share)

Wachovia Investors, Inc.	7,310,395	(2)	47.1%			%
301 South College Street, 12th Floor Charlotte, North Carolina 28288

Links Partners, L.P. and Inland Partners, L.P. et. al	1,469,576	(3)	9.5%			%
61 Wilton Avenue, 2nd Floor Westport, Connecticut 06880

MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., et. al	1,462,499	(4)	9.4%			%
520 Madison Avenue New York, New York 10022

Old Trafford Investment Pte Ltd	1,160,653	(5)	7.5%			%
168 Robinson Road #37-01 Capital Tower Singapore 068912

Amalgamated Gadget, L.P	1,088,980	(6)	7.0%			%
City Center Tower II 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Zazove Associates, LLC.	970,127	(7)	6.2%			%
940 Southwood Boulevard, Suite 200 Incline Village, NV 89451

Directors and Executive Officers:
Michael T. Willis	688,864	(8)	4.4%
Joseph C. Tusa, Jr.	182,760	(9)	1.2%
David L. Kerr	182,760	(10)	1.2%
Margaret G. Reed	168,701	(11)	1.1%
Michael H. Barker	123,134	(12)	*
Larry L. Enterline	91,392	(13)	*
Frederick W. Eubank II	—		*
Ted A. Gardner	6,000		*
Victor E. Mandel	7,000	(14)	*
Kevin M. McNamara	6,000	(15)	*
Christopher R. Pechock	—		*
Arthur C. Roselle	—		*
Elias J. Sabo	1,469,576	(4)	9.5%
Directors and Executive Officers as a Group (13 persons)	2,926,187		18.7%

*	Less than 1%

(1)	We have calculated the percentage of issued and outstanding shares of common stock held by each individual and group based on an aggregate of 15,532,155 shares of common stock issued and outstanding as of March 15, 2005. Warrants and options to purchase shares held by a person that are exercisable or become exercisable within the 60-day period after March 15, 2005 are deemed to be outstanding for the purpose of calculating the percentage of outstanding shares owned by that person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person.
(2)	This amount includes 146,296 shares currently being held in escrow to secure certain obligations under the merger agreement. Pursuant to an Option Agreement dated July 19, 2004 by and among Wachovia Investors, Inc., J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, GTCR Fund VI, L.P. and Old Trafford Investment Pte. Ltd, referred to as the Option Agreement, Wachovia Investors granted the other parties to the agreement the right to purchase a maximum of 1,651,399 shares of common stock from Wachovia Investors at a price of $13.90 per share. Prior to the merger, Wachovia Investors was a major stockholder of COMSYS Holding and an affiliate was a lender to COMSYS Holding.
(3)	The amount and nature of the shares beneficially owned are based on the Schedule 13D amendment filed on November 3, 2004. This amendment was filed by Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud. Links Partners and Inland Partners have reported shared voting and dispositive powers with respect to 734,515.38 and 735,060.98 shares, respectively. All other parties reporting in this amendment have reported shared voting and dispositive powers with respect to all shares reported. The number of shares of common stock shown in the table includes 85,242.36 shares subject to warrants that are currently exercisable.
(4)	The amount and nature of the shares beneficially owned are based on the Schedule 13D filed on July 27, 2004. This amendment was filed by MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Asset Management LLC, MatlinPatterson LLC, Coryton Management Ltd., Mark R. Patterson and David J. Matlin. All of these parties except MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B, L.P. have reported to us shared voting and dispositive powers with respect to all shares reported. The number of shares of common stock shown in the table includes 78,169.42 shares subject to warrants that are currently exercisable.
(5)	The amount and nature of the shares beneficially owned are based on Schedule 13G filed on March 3, 2005. This schedule was filed by Old Trafford Investment Pte Ltd, GIC Special Investment Pte Ltd, Government of Singapore Investment Corporation Pte Ltd and Government of Singapore. All of these parties have reported shared voting and dispositive powers with respect to all shares reported.
(6)	The amount and nature of the shares beneficially owned are based on the Schedule 13G amendment filed on October 3, 2003. This amount includes 163,411 shares of common stock issuable upon exercise of warrants. All such warrants are currently exercisable. Amalgamated Gadget, L.P., an investment manager for R2 Investments, LDC, has sole voting and dispositive power over the reported shares and R2 Investments, LDC has no beneficial ownership of such shares. R2 Investments, LDC was a senior secured lender under Venturi Partners, Inc.’s credit facility, which was paid off on September 30, 2004. Amalgamated Gadget, L.P. is controlled by Scepter Holdings, Inc., its general partner, and Geoffrey Raynor, the President and the sole shareholder of Scepter Holdings, Inc. Scepter Holdings, Inc. and Geoffrey Raynor may be deemed to be the beneficial owners of the reported shares.
(7)

This amount includes shares held by Zazove Associates, LLC, for and on behalf of the following persons: 132,630 shares beneficially owned by Century National Insurance Company, 406,357 shares beneficially owned by National Union Fire Insurance Company of Pittsburgh, PA, 52,595 shares beneficially owned by San Diego County Employee Retirement Association (BONY Account), 68,192 shares beneficially owned by Zazove Convertible Securities Fund, Inc., 4,571 shares beneficially owned by Qwest Occupational Health Trust, 18,295 shares beneficially owned by Qwest Pension Trust, 11,433 shares beneficially owned by HFR CA Select Fund, 10,977 shares beneficially owned by Zurich Institutional Benchmarks Master Fund Ltd., 50,310 shares beneficially held by Zazove High Yield Convertible Securities Fund, L.P., 91,468 shares beneficially owned by Zazove Aggressive Growth Fund, LP, 19,664 shares beneficially owned by Zazove

Global Convertible Fund, L.P., 25,613 shares beneficially owned by Zazove Income Fund, L.P., 13,719 shares beneficially owned by San Diego County Employee Retirement Association, 23,141 shares beneficially owned by Zazove Hedged Convertible Fund, L.P., 22,867 shares beneficially owned by Gene Pretti and 18,295 shares beneficially owned by Louis F. Pretti & Mary Kay Pretti JTWROS.

(8)	This amount represents shares of restricted stock outstanding under the Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 13,785 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Willis serves as our Chief Executive Officer and President. Prior to the merger, Mr. Willis served as Chief Executive Officer and President of COMSYS Holding since October 1999.
(9)	This amount represents shares of restricted stock outstanding under the Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,657 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Tusa serves as our Senior Vice President, Chief Financial Officer and Assistant Secretary. Prior to the merger, Mr. Tusa served as Senior Vice President, Chief Financial Officer and Assistant Secretary of COMSYS Holding since December 2001 and as Senior Vice President – Finance and Administration from May 2001 to December 2001.
(10)	This amount represents shares of restricted stock outstanding under the Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,657 shares currently being held in escrow to secure certain obligations under the merger agreement. Mr. Kerr serves as our Senior Vice President – Corporate Development. Prior to the merger, Mr. Kerr served as Senior Vice President – Corporate Development of COMSYS Holding since July 2004 and was an independent consultant to COMSYS Holding from January 2002 to July 2004.
(11)	This amount represents shares of restricted stock outstanding under the Old COMSYS 2004 Management Incentive Plan, of which shares 44.4% are currently vested, and includes 3,376 shares currently being held in escrow to secure certain obligations under the merger agreement. Ms. Reed serves as our Senior Vice President, General Counsel and Corporate Secretary. Prior to the merger, Ms. Reed served as Senior Vice President, General Counsel and Corporate Secretary of COMSYS Holding since June 2001.
(12)	This amount includes options to purchase 90,000 shares of our common stock exercisable within 60 days of March 15, 2005 and excludes options to purchase 100,000 shares of our common stock, none of which are exercisable within 60 days of March 15, 2005.
(13)	This amount includes options to purchase 6,000 shares of common stock exercisable within 60 days of March 15, 2005.
(14)	This amount includes options to purchase 7,000 shares of common stock exercisable within 60 days of March 15, 2005.
(15)	This amount includes options to purchase 6,000 shares of common stock exercisable within 60 days of March 15, 2005.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 95 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share, of which 40,000 shares have been designated as Series A-1 Preferred Stock. The discussion below is not a complete description of the terms of the common stock, so you should read it together with our amended and restated charter and bylaws.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters to be voted on by the stockholders, including the election of directors. Holders of our common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of our directors. In this event, the holders of the remaining shares will not be able to elect any directors. As discussed in more detail below, our board of directors is classified into two groups, Group A directors and Group B directors.

Subject to the rights of the holders of our preferred stock, holders of our common stock are entitled to receive such dividends as our board of directors may declare from time to time out of funds legally available for the payment of dividends. We have never paid a cash dividend on our common stock. We presently intend to retain earnings to finance the growth and development of our business and therefore do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our credit facilities prohibit us from paying cash dividends. In the event of the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and of the liquidation preference and accumulated dividends on any outstanding preferred stock.

Holders of our common stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments. All of the outstanding shares of our common stock are validly issued and have been fully paid for. As of March 30, 2005, there were 15,532,155 shares of our common stock issued and outstanding.

Our common stock is currently listed on the NASDAQ National Market under the symbol “CITP.” The transfer agent and registrar for our common stock is Wachovia Bank, National Association.

Preferred Stock

In General

Subject to the rights of holders of our Series A-1 Preferred Stock discussed below, our board of directors is authorized, without stockholder action, to issue from time to time, in one or more designated series, any or all of the authorized but unissued shares of our preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to that of the common stock. The rights of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of our Series A-1 Preferred Stock (described below) and any preferred stock that may be issued in the future. Our ability to issue new series of preferred stock, although providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

Series A-1 Preferred Stock

In connection with the merger, our board of directors designated a new series of our preferred stock, Series A-1 Preferred Stock, and certain existing debt of COMSYS Holding, Inc. was exchanged for shares of this new series.

Holders of Series A-1 Preferred Stock have no voting rights except as required under applicable law, but are entitled to receive preferential dividends. Dividends on our Series A-1 Preferred Stock accrue on a daily basis at the rate of 15% per annum on the $1,000.00 liquidation value per share whether or not they have been declared and whether or not we have profits, surpluses or other funds legally available for the payment of dividends. The dividends are cumulative, and all accrued and previously unpaid dividends must be fully paid before any dividends, distributions, redemptions or other payments may be made to any junior securities, including our common stock. Accrued and unpaid dividends as of each anniversary date of the original issuance of the Series A-1 Preferred Stock are entitled to additional dividends at the rate of 15% per annum on such amount.

In the event of our liquidation or dissolution, each holder of Series A-1 Preferred Stock will be entitled to a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends. Once that payment is made, holders of our Series A-1 Preferred Stock will not be entitled to any further payment.

Although we may redeem any or all outstanding shares of our Series A-1 Preferred Stock at any time, we must redeem all outstanding shares of our Series A-1 Preferred Stock seven years after the effective date of the merger. Additionally, in the event of a change in control of the company (by merger, acquisition of stock, substantial asset sale or otherwise), each holder of Series A-1 Preferred Stock may require us to redeem all or any portion of its shares. Upon either a voluntary or mandatory redemption, we must pay each holder of Series A-1 Preferred Stock $1,000 per share, along with any accrued and unpaid dividends.

We cannot issue any class or series of capital stock that will have equal or preferred status to our Series A-1 Preferred Stock as to dividends and distributions upon our liquidation or dissolution. In addition, we may not redeem, purchase or otherwise acquire any junior securities, including our common stock, nor pay, declare or distribute any dividends to junior securities, including our common stock, as long as any shares of Series A-1 Preferred Stock are outstanding, unless we obtain the consent of the holders of at least 60% of the outstanding shares of Series A-1 Preferred Stock. In the event of any stock splits, stock dividends or other recapitalizations, the liquidation value and number of outstanding shares of our Series A-1 Preferred Stock will be appropriately adjusted to reflect any impact that such events had on our Series A-1 Preferred Stock.

The terms of the Series A-1 Preferred Stock can be amended only with the agreement of holders of at least 60% of the outstanding shares.

In connection with the merger, we issued 22,471.16 shares of our Series A-1 Preferred Stock to Wachovia Investors, the holder of subordinated debt of COMSYS Holding, Inc., in exchange for approximately $22.4 million of such debt. No additional shares of our Series A-1 Preferred Stock have been issued.

Warrants

As part of our 2003 financial restructuring, we issued common stock purchase warrants to the senior lenders under our previous credit facility entitling them to purchase a total of 768,997 shares of common stock, which was equivalent to 10% of our outstanding common stock on a fully-diluted basis. These warrants are exercisable in whole or part until April 14, 2013, and their exercise price is currently $7.8025 per share. If we declare a stock dividend or stock split, the total number of shares that may be issued upon exercise of the warrants will be proportionately increased and the exercise price will be proportionately decreased, and if we declare a reverse stock split, the total number of shares that may be issued upon exercise of the warrants will be proportionately decreased and the exercise price will be proportionately increased. If we issue additional shares of common stock, securities convertible into common stock, warrants, options, or other rights to acquire common stock for less than fair market value, the total number of shares that may be issued upon exercise of the warrants will be proportionately increased and the exercise price will be proportionately decreased. The holders of the warrants are entitled to receive any dividends or other distributions paid to our common stockholders. The merger had no effect on the terms of these warrants. As of March 30, 2005, warrants to purchase 768,997 shares of our common stock were issued and outstanding.

Anti-takeover Effects of Provisions of our Amended and Restated Charter and Bylaws and Delaware Law

Amended and Restated Charter and Bylaws

The terms of our amended and restated charter and bylaws, as well as the voting agreements executed in connection with the merger by us and certain of our stockholders, provide some stockholders and certain groups of our directors the right to designate the nominees for election to our board of directors during the first three years after the merger. Our amended and restated charter provides that the board of directors immediately after the merger will be classified into two groups, Group A directors and Group B directors. As a result, our amended and restated charter grants Group B designees control of our board of directors initially for a period of three years following the merger, which deprives our stockholders of the ability to set the size of our board of directors during that period of time. Elimination of the ability of our stockholders to set the size of our board of directors may have an anti-takeover effect because only the board of directors under our amended and restated charter has the ability to change the size of the board.

Under our amended and restated charter, the following transactions during the first three years after the merger will require either (1) the approval of at least 75% of our board of directors and the approval of holders of a majority of our outstanding shares or (2) the approval of a majority of our board of directors and the approval of holders of at least 66 2/3% of our outstanding shares:

•	a merger or consolidation involving us that requires stockholder approval under applicable law;

•	a sale, lease or exchange of all or substantially all of our property and assets;

•	our liquidation or dissolution;

•	any amendment to our charter (other than some amendments that relate solely to the terms of our preferred stock); and

•	any amendment of section 3.2 of our amended and restated bylaws, which governs the nominating process for our directors.

As a result of these provisions, special approvals will be required during the first three years after the merger in order for us to complete certain major corporate transactions or to amend our charter or the director nominating provisions in our bylaws. While special approval requirements for the above-referenced transactions may enhance the protection of our minority stockholders, they may also have the effect of deterring or delaying a change in control of our company during the first three years after the merger.

Under our amended and restated charter, any related-party transaction during the first three years after the merger that would be required to be disclosed under Rule 404(a) of Regulation S-K under the Securities Act between us and a holder of 30% or more of our voting stock would require the approval of at least 75% of our board of directors. As a result, certain related-party transactions will require special approval during the first three years after the merger. While special approval requirements for related-party transactions may enhance the protection of our minority stockholders, they also may have the effect of deterring or delaying a change in control of our company during the first three years after the merger.

In addition, as discussed above under the heading “Preferred Stock,” our ability to issue new series of preferred stock, although providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

Section 203 of Delaware Law

Pursuant to our amended and restated charter, we have elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to limited exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock.

SECURITIES ELIGIBLE FOR FUTURE SALE

Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

Upon completion of this offering, we will have outstanding an aggregate of              shares, assuming no exercise of the underwriters’ overallotment option, based on shares outstanding as of             , 2005. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors and officers as well as our significant stockholders, if any.

Lock-up Agreements

We, our executive officers and directors and certain of our significant stockholders have agreed to enter into lock-up agreements in favor of the underwriters that prohibit us and these other individuals or entities, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 90 days from the date of this prospectus, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will own              shares, representing approximately             % of the then outstanding shares, or approximately             % if the underwriters’ overallotment option is exercised in full.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding; and

•	the average weekly trading volume of the shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Warrants

As part of our 2003 financial restructuring, we issued common stock purchase warrants to the senior lenders under our previous credit facility entitling them to purchase a total of 768,997 shares of common stock. As of March 30, 2005, all of these warrants are outstanding and are exercisable in whole or part until April 14, 2013, and their exercise price is currently $7.8025 per share. For more information on the warrants, see “Description of Capital Stock—Warrants.”

Stock Options

An aggregate of 1,959,482 shares of our common stock are reserved for issuance pursuant to our existing compensation plans, of which options to purchase 1,125,278 shares have been granted and are outstanding as of March 30, 2005, 729,278 shares of which are exercisable as of that date. See “Management—Description of Benefit Plans” and “Management—Equity Compensation Plan Information.” We have filed a registration statement on Form S-8 concerning the issuance of all shares issuable under these plans. Accordingly, shares issued pursuant to these plans will be freely tradable, except for any shares held by our affiliates, as such term is defined by the SEC.

Registration Rights

In connection with the merger, we entered into registration rights agreements with certain holders of our common stock and holders of warrants to purchase shares of our common stock. Pursuant to these agreements, such holders have been given the opportunity to participate in this offering. In addition, we are required to file a shelf registration concerning all such common shares. For more information on the registration rights agreements, see “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

UNDERWRITING

We intend to offer the shares of common stock through Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Harris Nesbitt Corp.
SunTrust Capital Markets, Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After this offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option		With Option
Public offering price	$	$		$
Underwriting discount	$	$		$
Proceeds, before expenses, to COMSYS	$	$		$
Proceeds, before expenses, to the selling stockholders	$	$		$
Other items			$100,000		$100,000

The compensation included in the “Other Items” line in the table above represents fees to be paid at the completion of this offering to SunTrust Capital Markets, Inc. for related financial advisory services.

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and our executive officers and directors and certain stockholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

If (i) during the last 17 days of the lock-up period we issue an earnings release, or material news or a material event relating to us occurs or (ii) prior to the expiration of the applicable lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by the lock-up provision will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

Although our common stock is currently traded on the Nasdaq National Market, trading is currently limited. Daily trading volume in shares of our common stock averaged approximately 2,800 shares during 2004. The public offering price will be determined through negotiations among us, the selling stockholders and Merrill Lynch. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

Availability of Prospectus Online

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.K. Selling Restrictions

Each underwriter has agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of trust stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any shares of trust stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of trust stock in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our shares or the possession, circulation or distribution of this prospectus or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender and an agent under our credit facilities.

LEGAL MATTERS

The validity of the shares of common stock that are offered hereby by the Company and certain of the selling stockholders will be passed upon by Akin Gump Strauss Hauer & Feld LLP. The validity of all other shares of common stock offered hereby will be passed upon by Robinson Bradshaw & Hinson, P.A. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule as of January 2, 2005 and December 31, 2003 and for each of the three years in the period ended January 2, 2005 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Venturi Partners, Inc. as of December 28, 2003 and December 29, 2002 and for each of the three years in the period ended December 28, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. We file reports, proxy statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

COMSYS IT Partners, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of COMSYS IT Partners, Inc. and Subsidiaries as of January 2, 2005 and December 31, 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended January 2, 2005. Our audits also included the financial statement schedule listed in the index in Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of COMSYS IT Partners, Inc. and Subsidiaries at January 2, 2005 and December 31, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As discussed in Note 1 and Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150 in 2003 and Statement of Financial Accounting Standard No. 142 in 2002.

/s/ ERNST & YOUNG LLP

Houston, Texas

March 22, 2005

COMSYS IT Partners, Inc. and Subsidiaries

Consolidated Balance Sheets

	January 2, 2005	December 31, 2003
	(In thousands, except shares and par value)
Assets
Current assets:
Cash	$—	$—
Accounts receivable, net of allowance of $3,195 and $4,755, respectively	131,445	61,780
Restricted cash	2,500	—
Loan to officer	—	1,087
Prepaid expenses and other	6,858	2,627

Total current assets	140,803	65,494

Fixed assets, net	14,076	10,572
Goodwill	153,677	69,683
Other intangible assets, net	7,137	10,945
Deferred financing costs, net	5,207	5,012
Notes receivable from stockholders	—	5,051
Option to purchase real property from officer	—	1,000
Other	601	362

Total assets	$321,501	$168,119

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$62,938	$36,605
Payroll and related taxes	35,405	13,852
Other	14,510	4,380
Interest payable	1,363	14,035
Current maturities of long-term debt	7,500	46,910

Total current liabilities	121,716	115,782

Senior credit facility	62,623	—
Second lien term loan	70,000	—
Senior subordinated debt	—	64,796
Mandatorily redeemable preferred stock	23,314	357,976
Redeemable common stock, 341 shares in 2003	—	1,364
Warrant liability	—	1,381
Other noncurrent liabilities	7,823	—

Total liabilities	285,476	541,299

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, par value $.01; 95,000,000 shares authorized and 15,515,155 shares outstanding in 2004; 3,500 shares authorized and 2,093 shares outstanding in 2003	155	—
Common stock in treasury, at cost – 4 shares in 2003	—	(16)
Common stock warrant	5,361	—
Deferred stock compensation	(3,499)	—
Additional paid-in capital	168,242	—
Accumulated deficit	(134,234)	(373,164)

Total stockholders’ equity (deficit)	36,025	(373,180)

Total liabilities and stockholders’ equity (deficit)	$321,501	$168,119

See notes to consolidated financial statements

COMSYS IT Partners, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended
	January 2, 2005	December 31, 2003	December 31, 2002
	(In thousands, except per share data)

Revenues from services	$437,013	$332,850	$386,947
Cost of services	331,474	251,501	292,266

Gross profit	105,539	81,349	94,681

Operating costs and expenses:
Selling, general and administrative	79,378	63,881	69,858
Restructuring and integration costs	10,322	854	875
Stock based compensation	6,998	—	—
Goodwill impairment loss	—	—	11,200
Depreciation and amortization	14,564	15,870	14,580

	111,262	80,605	96,513

Operating income (loss)	(5,723)	744	(1,832)
Interest expense	50,823	37,196	14,557
Loss on early extinguishment of debt	2,986	—	—
Other expenses, net	1,025	38	77

Loss before income taxes and cumulative effect of a change in accounting principle	(60,557)	(36,490)	(16,466)
Income tax (benefit) expense	(5,402)	760	—

Loss before cumulative effect of a change in accounting principle	(55,155)	(37,250)	(16,466)
Cumulative effect of a change in accounting principle to adopt SFAS No. 142, net of tax benefit of $-0-	—	—	(141,500)

Net loss	(55,155)	(37,250)	(157,966)

Preferred stock dividends and accretion	—	(19,240)	(34,737)

Net loss attributable to common shareholders	$(55,155)	$(56,490)	$(192,703)

Basic and diluted loss per common share:
Loss before cumulative effect of a change in accounting principle	$(14.20)	$(23,153.48)	$(20,983.30)
Cumulative effect of a change in accounting principle	—	—	(57,991.80)

Net loss	$(14.20)	$(23,153.48)	$(78,975.10)

Weighted average basic and diluted common shares outstanding	3,884	2.4	2.4

See notes to consolidated financial statements

COMSYS IT Partners, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

	Common Stock	Treasury Stock	Common Stock Warrant	Additional Paid-in Capital	Stockholders’ Notes Receivable	Deferred Stock Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	(in thousands, except shares)
Balance, December 31, 2001	$—	$(16)	$—	$—	$(1,628)	$—	$(122,606)	$(124,250)
Redemption of 3 shares of common stock	—	—	—	—	—	—	(12)	(12)
Advances to employee shareholders	—	—	—	—	(1,884)	—	—	(1,884)
Interest on shareholder notes receivable	—	—	—	—	(137)	—	—	(137)
Preferred stock dividends	—	—	—	—	—	—	(34,242)	(34,242)
Accretion of preferred stock discount and costs	—	—	—	—	—	—	(495)	(495)
Net loss	—	—	—	—	—	—	(157,966)	(157,966)

Balance, December 31, 2002	—	(16)	—	—	(3,649)		(315,321)	(318,986)
Redemption of 6 shares of common stock	—	—	—	—	20	—	(20)	—
Redemption of 65 shares of Class A-1 Preferred Stock	—	—	—	—	62	—	31	93
Advances to employee shareholders	—	—	—	—	(1,257)	—	—	(1,257)
Interest on shareholder notes receivable	—	—	—	—	(227)	—	—	(227)
Preferred stock dividends	—	—	—	—	—	—	(18,991)	(18,991)
Reclass redeemable common stock to liabilities upon adoption of SFAS No. 150	—	—	—	—	—	—	(1,364)	(1,364)
Reclass stockholders’ notes receivable associated with mandatorily redeemable preferred and common stock upon adoption of SFAS No. 150	—	—	—	—	5,051	—	—	5,051
Accretion of preferred stock discount and costs	—	—	—	—	—	—	(249)	(249)
Net loss	—	—	—	—	—	—	(37,250)	(37,250)

Balance, December 31, 2003	—	(16)	—	—	—	—	(373,164)	(373,180)
Redemption of 2,093 shares of COMSYS Holding, Inc. common stock in the merger	—	16	—	—	—	—	(16)	—
Redemption of mandatorily redeemable preferred stock in the merger	—	—	—	—	—	—	294,101	294,101
Acquisition of 6,089,938 shares of Venturi Partners, Inc. common stock and warrant outstanding at the merger date	61	—	5,361	68,146	—	—	—	73,568
Issuance of 9,372,317 shares of COMSYS IT Partners, Inc. common stock in the merger	94	—	—	99,628	—	(10,497)	—	89,225
Amortization of deferred stock compensation	—	—	—	—	—	6,998	—	6,998
Options exercised for 52,900 shares of common stock	—	—	—	468	—	—	—	468
Net loss	—	—	—	—	—	—	(55,155)	(55,155)

Balance, January 2, 2005	$155	$—	$5,361	$168,242	$—	$(3,499)	$(134,234)	$36,025

See notes to consolidated financial statements

COMSYS IT Partners, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended
	January 2, 2005	December 31, 2003	December 31, 2002
	(In thousands)
Cash flows from operating activities
Net loss	$(55,155)	$(37,250)	$(157,966)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	14,564	15,870	14,580
Provision for doubtful accounts	(1,295)	(182)	4,876
Stock compensation	6,998	—	—
Goodwill impairment losses	—	—	152,700
Deferred income taxes	—	760	—
Loss on asset disposal	1,181	206	36
Amortization of deferred financing costs	1,722	1,791	1,343
Noncash interest expense, net	33,787	21,547	574
Loss on early extinguishment of debt	2,986	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(13,587)	(4,390)	28,130
Prepaid expenses and other	(1,381)	(194)	(227)
Other assets	—	—	86
Accounts payable	15,789	17,054	6,309
Payroll and related taxes	320	(626)	(4,044)
Other	(20,306)	6,865	2,844

Net cash provided by (used in) operating activities	(14,377)	21,451	49,241

Cash flows from investing activities
Capital expenditures	(2,131)	(2,758)	(4,382)
Cash paid for acquisitions	(1,076)	—	—
Cash paid for contract costs	—	(500)	(1,500)
Cash paid for other noncurrent assets	(676)	(67)	(1,086)

Net cash used in investing activities	(3,883)	(3,325)	(6,968)

Cash flows from financing activities
Proceeds from long-term debt	428,731	156,600	105,537
Repayments of long-term debt	(401,814)	(187,069)	(131,351)
Redemption of preferred stock	(1,210)	—	(195)
Redemption of common stock	—	—	(12)
Exercise of stock options	468	—	—
Advances to stockholders	(1,063)	(1,257)	(1,884)
Cash paid for financing costs	(6,852)	(648)	(120)

Net cash provided by (used in) financing activities	18,260	(32,374)	(28,025)

Net increase (decrease) in cash	—	(14,248)	14,248
Cash, beginning of period	—	14,248	—

Cash, end of period	$—	$—	$14,248

Supplemental cash flow information
Interest paid	$26,049	$4,935	$8,166
Federal income tax refund received	5,402	—	—

See notes to consolidated financial statements

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1.    Description of Business

COMSYS Holding, Inc. (“COMSYS Holding”) was formed on August 31, 1999 in order to acquire, develop and maintain existing companies that provide a full spectrum of information technology services, including specialized staffing, project management and project outsourcing. Services include software testing, application implementation, vendor management and specialized telecommunications services.

On September 30, 1999, COMSYS Holding acquired COMSYS Information Technology Services, Inc. (“COMSYS ITS”), formerly Metamor Information Technology Services, Inc. (“MITS”), from Metamor Worldwide, Inc. by purchasing all of the outstanding common stock of MITS. The business combination was accounted for as a purchase. COMSYS ITS and its predecessor companies have been providing IT staffing services for over 30 years.

On September 30, 2004, COMSYS Holding completed a merger transaction with Venturi Partners, Inc. (“Venturi”), a publicly-held IT and commercial staffing company, whereby COMSYS Holding merged with a subsidiary of Venturi (the “merger”). Venturi changed its name to COMSYS IT Partners, Inc. and issued new shares of its common stock to stockholders of COMSYS Holding, resulting in former COMSYS Holding stockholders owning approximately 55.4% of Venturi’s outstanding common stock on a fully diluted basis (see Note 3). Also on September 30, 2004, Venturi sold its commercial staffing business.

Accounting principles generally accepted in the United States of America require that one of the two companies in the transaction be designated as the acquirer for accounting purposes. Because former COMSYS Holding stockholders now own a majority of the outstanding common stock as a result of the merger, COMSYS Holding is deemed the acquiring company for accounting and financial reporting purposes. A majority of the initial board of directors of the Company are COMSYS Holding designees and most members of management are former COMSYS Holding employees. References to “COMSYS” or the “Company” refer to COMSYS Holding and its consolidated subsidiaries prior to the merger and to COMSYS IT Partners, Inc. and its consolidated subsidiaries after the merger.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements present on a consolidated basis the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

The financial results included in this report include only the historical results of COMSYS Holding through September 30, 2004. Financial results for the period from October 1, 2004 through our 2004 fiscal year-end include the combined operations of COMSYS Holding and Venturi. Beginning in 2004, the Company’s fiscal year ends on the Sunday closest to December 31st. Therefore, for accounting purposes the Company’s 2004 fiscal year ended on January 2, 2005. The Company’s fiscal years ended January 2, 2005, December 31, 2003 and December 31, 2002 are referred to in these financial statements as fiscal years 2004, 2003 and 2002, respectively.

All references to common stock, share and per share amounts have been retroactively restated to reflect the exchange ratio of .0001 of a share of COMSYS common stock for each share of Old COMSYS common stock outstanding immediately prior to the merger as if the exchange had taken place as of the beginning of the earliest period presented.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Fixed Assets

Fixed assets are recorded at cost and consist of the following:

	January 2, 2005	December 31, 2003
	(In thousands)
Computer hardware and software	$47,061	$23,882
Furniture and equipment	7,287	6,925
Leasehold improvements	2,139	2,112

	56,487	32,919
Less accumulated depreciation and amortization	42,411	22,347

Fixed assets, net	$14,076	$10,572

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is computed on a straight-line basis over the useful life of the asset or lease term, whichever is shorter. Depreciation and amortization expense related to fixed assets amounted to $4.3 million, $3.7 million and $2.9 million in 2004, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and, through December 31, 2001, had been amortized on a straight-line basis over the expected period to be benefited of ten years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and, as a result, goodwill is no longer amortized but is tested for impairment.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired (see Note 4).

The Company’s intangible assets represent contract costs and a customer base and are amortized over the respective contract terms or estimated life of the customer base, ranging from two to five years.

Long-Lived Assets

In the event that facts and circumstances indicate intangibles or other long-lived assets may be impaired, the Company evaluates the recoverability and estimated useful lives of such assets. The estimated future undiscounted cash flows associated with the assets are compared to the assets’ carrying amount to determine if a write-down to market is necessary. The Company believes all long-lived assets are fully realizable as of January 2, 2005.

Deferred Financing Costs

Deferred financing costs include costs incurred in connection with the issuance of the Company’s long-term debt and mandatorily redeemable preferred stock. These costs are capitalized and amortized on the effective interest method over the terms of the related debt or preferred stock. Amortization expense was $1.7 million, $1.8 million and $1.3 million in fiscal 2004, 2003 and 2002, respectively.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Revenue Recognition

Revenues under time-and-materials contracts are recorded at the time services are performed. Revenue from fixed-price contracts is recognized using the proportional performance method based on the ratio of time incurred to total estimated time to complete the project. Provisions for estimated losses on incomplete contracts are made on a contract-by-contract basis and are recorded in the period the losses are determinable.

Revenues from vendor management services are net of the related pass-through labor costs. Revenues are also net of payrolling activity. “Payrolling” is defined as a situation in which we accept a client-identified IT consultant for payroll processing in exchange for a fee. Revenue generated by payrollees is recorded net of labor costs. Permanent placement fee revenues are recorded when employment candidates accept offers of permanent employment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts and notes based upon factors surrounding the credit risk of specified customers, historical trends and other information. The Company has demonstrated the ability to make reasonable and reliable estimates; however, if the financial condition of the Company’s customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Stock Compensation

The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, which does not provide for compensation expense on the issuance of stock options if the option terms are fixed and the exercise price equals or exceeds the fair value of the underlying stock on the grant date.

As required by SFAS No. 123, Accounting for Stock Based Compensation, the Company has determined the pro forma information as if the Company had accounted for stock options and restricted stock granted under the fair value method of SFAS No. 123. In 2002 and 2003, the minimum value option pricing model was used with the following weighted-average assumptions: risk-free interest rates from 4% to 6%; dividend yield of 0%; and a weighted average expected life of five years. The weighted average fair value of options granted with a $2.00 exercise price was $0.00 per share. In the merger, effective September 30, 2004, each outstanding option under the 1999 Plan became exercisable for 0.0001 of a share of Venturi (now COMSYS) common stock.

As of January 2, 2005, there were 1,131,345 options outstanding to purchase COMSYS stock under the Company’s various stock incentive plans (Note 14) with a fair value of approximately $5.8 million. Additionally, there are 1,405,844 restricted common shares outstanding that vest automatically on specified dates or based on performance (see Note 11) with a fair value of $12.0 million. The Company determined the fair value of these shares using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 3.375%; dividend yield of 0%; expected volatility of 81.5%; and a weighted average expected life of five years.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Had compensation expense been determined consistent with the fair value method, utilizing the assumptions set forth above and amortized over the vesting period, the Company’s pro forma net loss for fiscal years 2004, 2003 and 2002 would have been as follows:

	2004	2003	2002
	(In thousands, except per share data)
Net loss attributable to common stockholders as reported	$(55,155)	$(56,490)	$(192,703)
Add stock compensation included in reported net loss	6,998	—	—
Deduct stock compensation determined under fair value based method for all awards	(4,139)	—	—
Tax effect	—	—	—

Pro forma net loss attributable to common stockholders	$(52,296)	$(56,490)	$(192,703)

Basic and diluted loss per share, as reported	$(14.20)	$(23,153.48)	$(78,975.10)
Pro forma net loss per share, basic and diluted	(13.46)	(23,153.48)	(78,975.10)

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Income (Loss) Per Share

Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that would occur if options or other contracts to issue common stock were exercised or converted into common stock.

Weighted average shares outstanding used in computing the Company’s loss per share for 2004, 2003 and 2002 assumes that shares of COMSYS common stock outstanding at the merger date, including shares issued in the merger, were outstanding at the beginning of each period presented. The impact of outstanding and exercisable stock options and warrants to purchase 1,404,323 shares of COMSYS common stock are excluded from the computation of diluted loss per share because their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123 (R)”), which amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (R) requires compensation expense to be recognized for all share-based payments made to employees based on

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

the fair value of the award at the date of grant, eliminating the intrinsic value alternative allowed by SFAS No. 123. Generally, the approach to determining fair value under the original pronouncement has not changed. However, there are revisions to the accounting guidelines established, such as accounting for forfeitures, that will change accounting for stock-based awards in the future.

SFAS No. 123 (R) must be adopted in the first interim or annual period beginning after June 15, 2005; therefore, COMSYS will adopt the new requirements no later than the beginning of its 2005 fiscal third quarter. The statement allows companies to adopt its provisions using either of the following transition alternatives:

(i) The modified prospective method, which results in the recognition of compensation expense using SFAS No. 123 (R) for all share-based awards granted after the effective date and the recognition of compensation expense using SFAS No. 123 for all previously granted share-based awards that remain unvested at the effective date; or

(ii) The modified retrospective method, which results in applying the modified prospective method and restating prior periods by recognizing the financial statement impact of share-based payments in a manner consistent with the pro forma disclosure requirements of SFAS No. 123. The modified retrospective method may be applied to all prior periods presented or previously reported interim periods of the year of adoption.

COMSYS currently accounts for share-based payments to its employees using the intrinsic value method, and therefore the Company’s results of operations have not included the recognition of compensation expense for the issuance of stock options. Adoption of SFAS No. 123 (R) will reduce the Company’s reported earnings. Management is currently evaluating the specific impacts of adoption, including whether to adopt the requirements on a prospective or retrospective basis and which valuation model is most appropriate.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify financial instruments that are within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. Upon the adoption, the Company’s mandatorily redeemable preferred stock and accrued dividends of $337.7 million (see Note 11) and $1.4 million of common stock (3,410,775 shares) (see Note 10), which are subject to repurchase by the Company upon termination of employment of certain members of management, were reclassified to noncurrent liabilities. Stockholder notes receivable for the purchase of redeemable securities were reclassified from equity to noncurrent assets. Additionally, the Company reclassified $3.7 million of unamortized issuance cost associated with the mandatorily redeemable preferred stock, which was previously netted against the mandatorily redeemable preferred stock, to other assets. Effective July 1, 2003, the Company also began to recognize dividends declared and the amortization of the deferred issuance costs associated with the mandatorily redeemable preferred stock as interest expense, which amounted to $33.6 million in 2004 and $20.6 million in 2003.

3.    Merger with Venturi

On September 30, 2004, COMSYS Holding and Venturi merged in a stock-for-stock exchange intended to qualify as a tax-free reorganization under the Internal Revenue Code. The merged companies operate under the COMSYS name and offer IT staffing, vendor management services, project solutions and permanent recruiting

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

and placement of IT professionals. In connection with the merger, on September 30, 2004, Venturi also sold its commercial staffing (i.e. non-IT) business for $30.3 million in cash and the assumption of approximately $700,000 in liabilities.

COMSYS management believes that the combination of COMSYS Holding and Venturi creates a leading national information technology services company that is capable of creating more stockholder value than either of the companies could achieve on its own. The Company believes that the combined company will achieve cost savings by reducing corporate overhead and other expenses. COMSYS also believes that the combined company will enjoy the benefits of a broader geographic footprint, will be positioned to secure and expand relationships with Fortune 500 clients and will expand the range of technology service offerings that will make COMSYS more competitive.

In the merger, COMSYS Holding’s stockholders exchanged their shares of COMSYS Holding common stock for a total of 9,184,761 newly issued shares of COMSYS common stock. An additional 187,556 shares are being held in escrow pending the final determination of certain state tax and unclaimed property assessments. As a result of the merger, former COMSYS Holding stockholders now hold approximately 55.4% of the total outstanding COMSYS common stock on a fully diluted basis. The merger is being accounted for as a purchase with COMSYS Holding designated as the acquiring company. The purchase price was approximately $68.2 million, which was determined based on the average market price of Venturi shares over the five consecutive trading days ended July 19, 2004, the date the terms of the merger were agreed to and announced.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company used a discounted cash flow analysis to value the customer base intangible asset. The purchase price allocation is subject to finalization.

Cash (in thousands)	$1,819
Accounts receivable, net	50,189
Prepaid expenses and other	5,329
Fixed assets, net	5,907
Other noncurrent assets	337
Customer base intangible	6,407
Goodwill	83,994

Total assets acquired	153,982

Accounts payable	10,543
Other current liabilities	42,400
Mandatorily redeemable preferred stock	22,471
Other noncurrent liabilities	5,000

Total liabilities assumed	80,414

Net assets acquired	73,568
Less value of Venturi outstanding warrants	(5,361)

Total purchase price paid in stock	$68,207

The customer base intangible asset will be amortized on a straight-line basis over five years. Goodwill acquired in the merger is not amortized and is not deductible for tax purposes.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Simultaneous with the merger, COMSYS received a fully underwritten loan commitment of $185 million from Merrill Lynch Capital, as more fully described in Note 6. Proceeds of this financing, together with the proceeds from the sale of Venturi’s commercial staffing business and the issuance of approximately $22.4 million of mandatorily redeemable preferred stock, were used to pay off approximately $150 million of funded debt of the combined companies, fund certain post-merger restructuring and transition costs and provide working capital for ongoing operational needs.

The following table sets forth the unaudited pro forma results of COMSYS as if the merger and the sale of the Venturi commercial staffing business had taken place on the first day of the period presented. These combined results are not necessarily indicative of the results that may have been achieved had the companies always been combined.

	2004	2003
	(In thousands, except per share data)
Revenues	$639,387	$577,169
Loss from operations	(6,948)	(7,163)
Income (loss) before income taxes	(26,096)	60,832
Net income (loss)	(20,694)	75,640
Basic and diluted income (loss) per common share	$(1.35)	$4.76
Weighted average shares—basic and diluted	15,276	15,275

The adjustments included in the above pro forma financial information are comprised primarily of: (i) an increase in depreciation and amortization expense resulting from the customer base intangible; (ii) a decrease in stock compensation expense resulting from the conversion of COMSYS Holding Class D preferred shares into shares of COMSYS common stock (Note 11); (iii) a decrease in interest expense resulting from the redemption of COMSYS Holding’s mandatorily redeemable preferred stock; and (iv) a decrease in loss on early extinguishment of debt (Note 6). Income before income taxes and net income for 2003 include an $83.0 million gain recorded by Venturi related to their comprehensive financial restructuring.

4.    Restructuring and Other Charges

In 2001, the Company initiated plans to reduce operating expenses and restructure its management team. The announced restructurings included the closing of one of its accounting centers and reduction of approximately 95 management and staff positions. The restructuring charges totaled $3.4 million, which consisted of approximately $860,000 for office closures and $2.5 million for severance payments.

In January 2002, the Company announced an additional restructuring of its management team. The plan resulted in the termination of 26 members of management and other employees. The Company recorded a restructuring charge of $875,000 for severance payments.

The Company reduced its workforce again in August 2003 with a plan that resulted in the termination of 17 members of management and staff. The Company recorded a restructuring charge of $854,000 for severance payments.

In connection with the merger in 2004, the Company recorded reserves amounting to $17.2 million for severance payouts and the costs to exit duplicate office space. Of this amount, $12.5 million was related to the termination of Venturi employees and leases and was included in the purchase price allocation in accordance

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

with EITF 95-3, and $4.7 million related primarily to COMSYS Holding terminated employees and leases and was charged to integration and restructuring expense. Shortly after the merger, approximately 185 employees of the two companies were notified that their positions were being eliminated as the overhead structures of the companies were combined.

Following is a summary of the liability for integration and restructuring costs for the three years in the period ended January 2, 2005 (in thousands):

	Employee severance	Lease costs	Professional fees	Total
Balance at December 31, 2001	$1,160	$414	$—	$1,574
Charges	875	—	—	875
Cash payments	(1,928)	(103)	—	(2,031)
Noncash activity	—	(311)	—	(311)

Balance, December 31, 2002	107	—	—	107
Charges	854	—	—	854
Cash payments	(601)	—	—	(601)

Balance, December 31, 2003	360	—	—	360
Purchase price allocation	4,126	5,973	1,782	11,881
Charges	1,838	2,819	70	4,727
Cash payments	(4,205)	(806)	(1,804)	(6,815)

Balance, January 2, 2005	$2,119	$7,986	$48	$10,153

Of the remaining balance at January 2, 2005, COMSYS expects to pay approximately $4.0 million in fiscal 2005 and the balance, which consists primarily of lease payments, over the following ten years.

5.    Goodwill and Other Intangible Assets

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 made significant changes to the methods and criteria used to amortize goodwill and intangible assets. Under SFAS No. 142, goodwill and certain intangibles with indefinite lives are not amortized but instead are reviewed for impairment at least annually. Remaining intangibles with finite useful lives continue to be amortized.

In accordance with SFAS No. 142, the Company’s assembled workforce intangible in the amount of $8.8 million was combined with goodwill in the consolidated balance sheet effective January 1, 2002.

Upon adopting SFAS No. 142, the Company performed an initial test of impairment on goodwill effective January 1, 2002. The Company determined that it had only one reporting unit. The fair value of the reporting unit was based on a combination of discounted cash flow and multiple of earnings approaches. As a result of the initial impairment test, the Company recorded an impairment loss amounting to $141.5 million. This loss is presented as the cumulative effect of a change in accounting principle in the accompanying 2002 consolidated statement of operations.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

The Company’s operating profits and cash flows were lower than expected in the second half of 2002 due to the continued economic downturn in the United States, which caused many of the Company’s clients to postpone IT initiatives. The Company revised its earnings forecast for the subsequent five years based on then-current trends and, as such, an additional goodwill impairment loss of $11.2 million was recorded in the fourth quarter of 2002. This impairment loss is presented in the 2002 consolidated statement of operations as a charge to income from operations.

The change in the carrying value of goodwill during fiscal years 2004 and 2002 are set forth below (in thousands). There was no change in 2003.

Balance as of December 31, 2001	$213,583
Reclassification of assembled workforce intangible	8,800
Impairment losses	(152,700)

Balance as of December 31, 2002	$69,683

Balance as of December 31, 2003	$69,683
Goodwill acquired in the merger (Note 3)	83,994

Balance as of January 2, 2005	$153,677

Other Intangibles

The Company’s intangible assets other than goodwill consisted of the following as of January 2, 2005:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
	(In thousands)
Customer base	$15,407	$8,420	$6,987
Contract costs	2,000	1,916	84
Other	135	69	66

Total	$17,542	$10,405	$7,137

The decrease in the customer base asset and related accumulated amortization in 2004 is due to the write-off of fully amortized assets in the amount of $47.0 million.

The Company’s intangible assets other than goodwill consisted of the following as of December 31, 2003:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
	(In thousands)
Customer base	$56,000	$46,250	$9,750
Contract costs	2,000	905	1,095
Other	170	70	100

Total	$58,170	$47,225	$10,945

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Aggregate amortization expense for intangibles other than goodwill amounted to $10.2 million in 2004, $12.1 million in 2003 and $11.6 million in 2002.

Estimated amortization expense for the five years subsequent to 2004 is as follows (in thousands):

2005	$2,331
2006	1,282
2007	1,282
2008	1,281
2009	961

6.    Long-Term Debt

Long-term debt consisted of the following:

	January 2, 2005	December 31, 2003
	(In thousands)
Debt outstanding under credit facilities:
Senior credit facility—revolver	$56,998	$39,317
Senior credit facility—first lien term loan	13,125
Second lien term loan	70,000	—
Senior subordinated debt	—	64,796
Interest deferred note	—	7,593

	140,123	111,706
Less current maturities	7,500	46,910

Long-term obligations, excluding current maturities	$132,623	$64,796

Credit Facilities

On September 30, 1999, the Company entered into a credit agreement that originally allowed the Company to borrow up to $145 million in the form of $105 million in revolving loans and a $40 million term loan payable in quarterly installments. At December 31, 2002, the Company was not in compliance with the maximum leverage ratio requirement and the covenant requiring a minimum level of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Effective June 24, 2003, the credit agreement was amended to modify the covenant requirements and the lenders’ commitment under the revolver was reduced from $105 million to $75 million. The Company paid an amendment fee of $255,000. Borrowings under the amended credit agreement bore interest at the bank’s base rate plus 1.00% to 2.50% or the London Interbank Offered Rate (“LIBOR”) plus 2.25% to 3.75%, depending on the leverage ratio of the Company.

On August 18, 2004, the Company entered into a credit facility with Merrill Lynch Capital and a syndicate of lenders that included up to $65 million in revolving loans and a $5 million term loan. The proceeds from this credit facility were used to repay in full the current maturities of long-term debt outstanding on that date, including borrowings under the prior credit facility and the Interest Deferred Note (defined below), and to pay $2.0 million of accrued interest payable on senior subordinated debt.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Effective September 30, 2004, in conjunction with the merger, COMSYS and its subsidiaries entered into a new senior credit facility with Merrill Lynch Capital and a syndicate of lenders (the “Senior Credit Agreement”) that replaced the agreement entered into on August 18, 2004. The Senior Credit Agreement provides for borrowings of up to $100 million under a revolving line of credit (the “Revolver”) and a $15 million term loan payable in eight quarterly installments (the “Senior Term Loan”). At the same time, COMSYS borrowed $70 million under a second lien term loan credit agreement (the “Second Lien Term Loan Credit Agreement”) with Merrill Lynch Capital, Heritage Bank, SSB and a syndicate of lenders (the “Second Lien Term Loan”). The total amount initially borrowed under these agreements was $135.2 million and was used as follows at the merger date (in thousands):

Repay borrowings under August 18, 2004 credit facility	$41,584
Repay senior subordinated notes and accrued interest	60,383
Repay balance of Venturi debt	26,476
Repay bank loan on behalf of executive officer (Note 15)	1,210
Fees and expenses	5,509

Use of funds	$135,162

Borrowings under the Revolver are limited to 85% of eligible accounts receivable, as defined, reduced by the amount of outstanding letters of credit and designated reserves. Interest on the Revolver and Senior Term Loan is based on LIBOR plus a margin, which on the Revolver is 2.25% or 2.50%, depending upon the Company’s ratio of total debt to adjusted EBITDA, as defined, and which is 3.00% for the Senior Term Loan. At our election, the interest on the Revolver and Senior Term Loan may be based on the prime rate plus a margin, which on the Revolver is 1.25% or 1.50% depending upon the Company’s ratio of total debt to adjusted EBITDA, and which is 2.00% for the Senior Term Loan. The borrowings under the Senior Credit Agreement are secured by a pledge of the stock of the Company’s subsidiaries and a lien on the assets of the Company’s subsidiaries. The Senior Credit Agreement expires in September 2009.

At January 2, 2005, the Company had outstanding borrowings of $57.0 million under the Revolver at interest rates ranging from 4.81% to 6.75% per annum (5.01% weighted average). The principal balance of the Senior Term Loan was $13.1 million with tranches bearing interest rates ranging from 5.31% to 7.25% per annum (5.49% weighted average). At January 2, 2005, the Company had available borrowing capacity under the Revolver in the amount of $29.3 million plus an additional $5.5 million available for restructuring costs.

The Company pays a fee on outstanding letters of credit equal to the LIBOR margin then applicable to the Revolver. As of January 2, 2005, the Company’s outstanding letters of credit totaled $3.2 million and the fee was 2.50% annually. The Company also pays commitment fees of 0.50% per annum on the unused portion of the Revolver commitment.

Both the Senior Credit Agreement and Second Lien Term Loan Credit Agreement contain customary covenants and events of default, including the maintenance of fixed charge coverage ratios, total debt to adjusted EBITDA ratios and minimum levels of EBITDA, all as defined. As of January 2, 2005, COMSYS was in compliance with all covenant requirements and believes it will be able to comply with these covenants in 2005. These agreements also place restrictions on the Company’s ability to enter into certain transactions without the approval of the lenders, such as the payment of dividends, disposition and acquisition of assets and the assumption of contingent obligations.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

The Second Lien Term Loan bears interest at the prime rate plus a margin of 6.50% or, at our election, LIBOR plus a margin of 7.50%. The principal balance of the Second Lien Term Loan was $70.0 million as of January 2, 2005, and the interest rate on the loan was 10.0%. The Second Lien Term Loan is secured by a second lien position in the stock and assets of the Company’s subsidiaries and matures on April 30, 2010.

Senior Subordinated Debt

On September 30, 1999, the Company borrowed $125 million pursuant to a Senior Subordinated Credit Agreement with a bank (the “Subordinated Notes”) to fund the initial acquisition of COMSYS ITS. On September 25, 2001, the Company refinanced the Subordinated Notes with the proceeds from a new issuance of senior subordinated notes (the “Senior Subordinated Notes”) under the Senior Subordinated Credit Agreement in the aggregate amount of $62.5 million and $62.5 million in proceeds from the sale of Class C Preferred Stock (the “Recapitalization”). In connection with the early extinguishment of the Subordinated Notes, the Company wrote off approximately $5.2 million of deferred financing costs in 2001.

Effective June 24, 2003, the Senior Subordinated Credit Agreement was amended to revise the covenant requirements and allow the Company to defer certain interest payments, as described below. In consideration of the amendment, the Company issued additional Senior Subordinated Notes dated March 31, 2003 amounting to $31.3 million.

The Senior Subordinated Notes bore interest at the greater of the applicable LIBOR-based rate or 13.5% plus a spread, which was zero through March 31, 2002. Beginning April 1, 2002, the spread increased by 0.25% each fiscal quarter. Interest was payable in cash only to the extent that, on a pro forma basis, such payment did not cause an event of default to occur under the existing revolving credit agreement or cause the Adjusted Fixed Charge Coverage Ratio, as defined in the agreement, to fall below specified levels. To the extent that interest was not paid in cash, the payment was deferred until the next payment date that cash payments were permitted (“Carry-Over Interest”). Interest accrued on Carry-Over Interest at premiums over the applicable base rate then in effect (0.5% to 2.0%). The Company did not make any cash payments in 2003. In 2004, the Company made cash interest payments of $23.7 million including the amount described below.

The Senior Subordinated Notes were paid off on September 30, 2004 in connection with the merger. The Company repaid in cash $18.1 million of accrued interest and $42.3 million of principal on the notes. The remaining balance of $22.4 million was converted to mandatorily redeemable preferred stock (Note 11). The Company incurred a prepayment penalty of $1.1 million, which was satisfied by assigning to the noteholders a note receivable from the Company’s chief executive officer (Note 15). The prepayment penalty is included in the loss on early extinguishment of debt in the consolidated statement of operations.

Interest Deferred Note

On September 25, 2001, as part of the Recapitalization, a subsidiary of COMSYS Holding issued a subordinated note payable in the amount of $5.9 million (the “Interest Deferred Note”). Proceeds from the Interest Deferred Note, plus $2.0 million from borrowings under the existing revolving credit agreement, were used to pay accrued interest on the Subordinated Notes. Interest accrued at 11.0%, compounded quarterly. The Interest Deferred Note and accrued interest was paid off on August 18, 2004.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Maturities of long-term debt for the five years succeeding January 2, 2005 are as follows (in thousands):

2005	$7,500
2006	5,625
2007	—
2008	—
2009	56,998
Thereafter	70,000

Long-term debt	$140,123

7.    Income Taxes

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	2004	2003	2002
Current:
Federal	$(5,402)	$—	$—
State	—	—	—

	(5,402)	—	—
Deferred:
Federal	—	760	—
State	—	—	—

	—	760	—

	$(5,402)	$760	$—

The differences between income taxes computed at the federal statutory income tax rate and the provision (benefit) for income taxes follows (in thousands):

	2004	2003	2002
Income tax benefit computed at the federal statutory income tax rate	$(21,195)	$(5,340)	$(55,288)
State income tax benefit, net of federal benefit	(899)	(703)	(5,069)
Effect of preferred dividends and other	16,984	(1,982)	22,549
Prior year deferred asset true-up	4,526	—	—
Effect of increase in valuation allowance	(4,818)	8,785	37,808

Provision (benefit) for income taxes	$(5,402)	$760	$—

The income tax benefit recorded in 2004 relates to a federal income tax refund of $5.4 million resulting from legislation that allowed the Company to carry back a portion of its 2001 net operating loss to prior years. The Company expects to receive an additional refund in 2005 of approximately $5.8 million for 2002 net operating loss carrybacks. This refund results from a loss carryback to periods prior to the current ownership of the Company. The refund is subject to an approval process before being assured of receipt by the Company. Therefore, the Company will record the benefit of this refund when received.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities were comprised of the following (in thousands):

	January 2, 2005	December 31, 2003
Deferred tax assets:
Goodwill and other intangibles	$27,062	$42,160
Accrued expenses and other reserves	9,378	885
Bad debt allowances	1,248	1,832
Accrued benefits	974	—
Net operating loss carryforward	45,921	23,301
Other	241	1,413

Total deferred tax assets	84,824	69,591
Valuation allowance	(82,218)	(66,703)

Net deferred tax assets	2,606	2,888

Deferred tax liabilities:
Property	(2,606)	(1,232)
Other	—	(1,656)

Total deferred tax liabilities	(2,606)	(2,888)

Net deferred tax liability	$—	$—

At January 2, 2005, the Company had federal and state net operating loss carryforwards of approximately $111.6 million and $140.6 million, respectively. The federal net operating losses begin to expire in 2019 and the state net operating losses begin to expire in 2005. On September 30, 2004, both COMSYS Holding and Venturi experienced an ownership change as defined by the Internal Revenue Code. This subjects the utilization of the Company’s net operating loss carryforwards to an annual limitation which may cause the carryforwards to expire before they are used. The Company has recorded a valuation allowance of approximately $82.2 million against the net deferred tax assets as the Company has concluded that it is more likely than not that these deferred tax assets would not be realized. The increase in the valuation allowance is the result of changes in current year deferred tax assets, the federal tax refund, the prior year deferred asset true-up and deferred tax assets recorded in the merger. Approximately $20.3 million of the valuation allowance is attributable to the deferred tax assets of Venturi at the acquisition date for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets.

8.    Commitments and Contingencies

The Company leases various office space and equipment under noncancelable operating leases expiring through 2114. Certain leases include rent escalation clauses as well as renewal options. Rent expense net of sublease income was $5.6 million, $5.7 million and $6.1 million for fiscal years 2004, 2003 and 2002, respectively.

Year ending:
2005	$8,220
2006	5,536
2007	4,951
2008	3,430
2009	2,787
Thereafter	3,361

28,285
Sublease income	(3,910)

$24,375

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

In connection with the merger and the sale of Venturi’s commercial staffing business, the Company placed $2.5 million of cash and 187,556 shares of its common stock in escrow pending the final determination of certain state tax and unclaimed property assessments. Management cannot ascertain at this time what the final outcome of these assessments will be in the aggregate. The cash is reflected in the consolidated balance sheet as restricted cash.

The Company has entered into employment agreements with certain of the its executives covering, among other things, base compensation, incentive bonus determinations and payments in the event of termination or a change in control of the Company.

The Company is a defendant in various lawsuits and claims arising in the normal course of business and is defending them vigorously. While the results of litigation cannot be predicted with certainty, management believes the final outcome of such litigation will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

9.    Defined Contribution Plan

The Company maintains a voluntary defined contribution profit-sharing plan covering eligible employees as defined in the plan document. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar limit set by the Internal Revenue Code. For the years ended December 31, 2003 and 2002, the maximum deferral amount was 15% of compensation, which was increased to 50% in 2004, subject to limitations set by the Internal Revenue Code. The Company matches 25% of each employee’s eligible contribution up to a maximum of the first 6% of each employee’s compensation. The Company may, at its discretion, make an additional year-end matching contribution of up to 50%. Total expense under the plan amounted to approximately $955,000, $997,000 and $1.4 million in 2004, 2003 and 2002, respectively.

During 1999, Venturi established a Supplemental Employee Retirement Plan (the “SERP”) for its then chief executive officer. When this officer retired in February 2000, the annual benefit payable under the SERP was fixed at $150,000. As of January 2, 2005, approximately $1.25 million had been accrued for the SERP.

10.    Stockholders’ Equity

Common Stock

At December 31, 2003, 341 shares of common stock held by certain members of management were subject to repurchase by the Company upon termination. The value of the shares was recorded as a noncurrent liability at December 31, 2003 in accordance with SFAS No. 150. In 2004, all of these shares were exchanged for COMSYS Holding Class E Redeemable Preferred Stock (Note 11).

In the merger, COMSYS Holding shareholders exchanged their shares of common stock for shares of Venturi (now COMSYS) common stock. Each share of COMSYS Holding stock outstanding immediately prior to the effective time of the merger was canceled and converted into the right to receive 0.0001 of a share of COMSYS common stock.

Additionally, in the merger each option to acquire shares of COMSYS Holding common stock that was outstanding under the 1999 Stock Option Plan (Note 14) immediately prior to the effective time of the merger remained outstanding and became exercisable for shares of COMSYS common stock at the rate of 0.0001 of a

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

share for each share of COMSYS Holding common stock. As of January 2, 2005, there were 1,954,504 shares of common stock reserved for stock option grants to members of management under the Company’s various stock incentive plans (Note 14).

Warrants

On September 30, 1999, in connection with the issuance of the Subordinated Notes (see Note 6), COMSYS Holding issued warrants for the purchase of 172 shares of common stock with an exercise price of $100.00 per share. On September 25, 2001, in a recapitalization of COMSYS Holding, these warrants were canceled and COMSYS Holding issued warrants to purchase 7.5% of the fully diluted common stock as defined in the agreement at $100.00 per share. At September 25, 2001, 189 shares of common stock were issuable pursuant to the warrant at a fair value of $3,900.00 per share. The Company allocated $740,000 from the proceeds of the issuance of Class C Preferred Stock to the warrants.

The number of shares issuable to the warrant holder increased to 12.5% of the fully diluted common stock of COMSYS Holding on January 1, 2003 and was canceled in the merger on September 30, 2004. The warrant had a put right whereby the warrant holder could require the Company to purchase the warrant and warrant shares at a redemption price equal to the fair value of the warrant less the exercise price per share. At December 31, 2003, 354 shares of COMSYS Holding common stock were issuable pursuant to the warrant with a fair value of $1.4 million. The warrant was recorded as a liability in accordance with Emerging Issues Task Force position number 00-19.

With the merger, the Company assumed outstanding warrants to purchase 768,997 shares of Venturi common stock. The warrants were originally issued on April 14, 2003 in connection with the comprehensive financial restructuring with Venturi’s subordinated note holders. The warrants are exercisable in whole or in part over a 10-year period and the exercise price is $7.8025 per share. The exercise price for these warrants exceeded the estimated fair value of the underlying equity at the issuance date. In connection with the purchase accounting for the merger, the warrants were recorded at fair value as determined by an independent valuation.

11.    Mandatorily Redeemable Preferred Stock

Listed in order of liquidation preference, mandatorily redeemable non-voting preferred stock consisted of the following:

	January 2, 2005	December 31, 2003
	(In thousands, except share amounts)
Series A-1 mandatorily redeemable preferred stock, par value $0.01, liquidation value $1,000; 40,000 shares authorized, 22,471 shares issued and outstanding	$23,314	$—
Class C mandatorily redeemable preferred stock, par value $0.01, liquidation value $1,000; 62,500 shares authorized, issued and outstanding	—	88,673
Class B mandatorily redeemable preferred stock, par value $.01, liquidation value $1,000; 33,000 shares authorized, issued and outstanding	—	51,310
Class A mandatorily redeemable preferred stock, par value $.01, liquidation value $1,000; 250,000 shares authorized, 146,787 and 146,722 shares issued and outstanding, respectively	—	217,993

Mandatorily redeemable preferred stock	$23,314	$357,976

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

Class C Preferred Stock

Dividends on Class C Preferred Stock accrued at the rate of 15.0% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. Beginning April 1, 2002, the dividend rate increased by 0.25% each quarter up to a maximum rate of 17.5%. In connection with the merger, the Class C shares were exchanged for shares of COMSYS common stock valued at $82.2 million.

Class B Preferred Stock

Dividends on the non-voting Class B Preferred Stock accrued at the rate of 12.0% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. In connection with the merger, these shares were exchanged for shares of COMSYS common stock valued at $7.0 million.

Class A Preferred Stock

Class A Preferred Stock was comprised of three classes: Class A-1, Class A-2 and Class A-3. Each class of Class A Preferred Stock had the same rights and provisions except that Class A-3 has a higher liquidation preference than Class A-2 and A-1. Class A-2 had a higher liquidation preference than Class A-1.

Dividends on the non-voting Class A Preferred Stock accrued at the rate of 10.0% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. In connection with the merger, shares of Class A-1 and Class A-2 Preferred Stock were redeemed for cash in the aggregate amount of $255 and the Class A-3 shares were exchanged for shares of COMSYS common stock valued at $351,000.

Preferred Stock Issued and Redeemed in the Merger

At the merger date, the aggregate balance of the Senior Subordinated Notes, including accrued interest, amounted to $82.9 million. These notes were paid in full with $60.4 million in cash (Note 6) and the issuance to the noteholders of shares of new nonvoting Series A Preferred Stock in the amount of $22.4 million. Dividends on the Series A Preferred Stock accrue at the rate of 15% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. COMSYS must redeem each share on September 30, 2011. In addition, the Company may, at its option, redeem all or a portion of the shares before the maturity date to the extent not prohibited by its credit facilities. The redemption price is equal to the liquidation value plus accrued and unpaid dividends. In the event of a change in ownership or a fundamental change of the Company, as defined, the holders of the Series A Preferred Stock may require COMSYS to redeem their shares.

In connection with the merger, all outstanding shares of COMSYS Holding preferred stock were redeemed or exchanged for shares of Venturi (now COMSYS) common stock. The specific treatment of each class of preferred stock is as follows.

Each share of Class A-3 Preferred Stock outstanding immediately prior to the effective time of the merger was canceled and converted automatically into the right to receive 10.4397 shares of COMSYS common stock. The conversion of Class B Preferred Stock was based on its liquidation value, agreed for purposes of the merger agreement to be $53,726,164. Each dollar of the agreed upon liquidation value of Class B Preferred Stock (and each share of such preferred stock outstanding immediately prior to the effective time of the merger) was canceled and converted automatically into the right to receive 0.01165118 of a share of COMSYS common

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

stock. Each share of Class C Preferred Stock outstanding immediately prior to the effective time of the merger was canceled and converted automatically into the right to receive 117.41923 shares of COMSYS common stock. Each share of Class D Preferred Stock outstanding immediately prior to the effective time of the merger was canceled and converted automatically into the right to receive 1,411.423 shares of COMSYS common stock (Note 15). In connection with, but prior to, the merger, all outstanding shares of Class A-1, Class A-2 and Class E Preferred Stock were repurchased or redeemed.

Class E Preferred Stock

Effective January 1, 2004, COMSYS Holding acquired from certain stockholders 341 outstanding shares of its common stock and 4,535 shares of Class A-1 Preferred Stock in exchange for 7,178 newly issued shares of nonvoting mandatorily redeemable Class E Preferred Stock. Dividends on the Class E Preferred Stock accrued at the rate of 5% of the sum of the liquidation value ($1,000 per share) and accumulated and unpaid dividends, compounded quarterly. The common stock and Class A-1 preferred stock exchanged in this transaction were originally purchased in exchange for cash and promissory notes held by the Company and secured by a pledge of the applicable shares (Note 15). Immediately prior to the merger, all shares of Class E Preferred Stock were redeemed in exchange for the notes.

Class D Preferred Stock

Effective January 1, 2004, the Company adopted the 2004 Management Incentive Plan (the “Plan”). The Plan is structured as a stock issuance program under which eligible employees may receive shares of the Company’s nonvoting Class D Preferred Stock (liquidation value $1,000) in exchange for payment at the then current fair market value of these shares. Dividends on the Class D Preferred Stock were payable in an amount equal to 17.647% of dividends the Company declared and paid on its common or any other series of its preferred stock. The Class D Preferred Stock was redeemable at the rate of 17.647% of the redemption price paid to the holders of the Company’s Class C, B or A Preferred Stock.

Effective July 1, 2004, 1,000 shares of Class D Preferred Stock were issued under the Plan. Effective with the merger, these shares were exchanged for a total of 1,405,844 restricted shares of COMSYS IT Partners, Inc. common stock. One-third of these shares, or 468,615 shares, were vested at the merger date. Another 468,615 shares vest in equal installments of 156,205 shares on January 1st of each of the years 2005, 2006 and 2007, and the remaining 468,614 shares vest in equal annual installments if specified earnings targets are met for fiscal years 2004, 2005 and 2006, in each case subject to earlier vesting as discussed below. A total of 624,820 shares vested in fiscal 2004, resulting in stock based compensation expense of $7.0 million. The fair value of shares that will vest automatically with the passage of time, which amounts to $3.5 million, is recorded in stockholders’ equity as deferred stock compensation. To the extent any of the shares subject to specified earnings targets vest, the stock based compensation expense recognized will be determined in accordance with SFAS 123(R).

Upon the occurrence of certain events, including the sale or transfer of more than 50% of the Company’s assets, a merger or consolidation in which the Company is not the surviving corporation, the liquidation or dissolution of the Company, a “change in ownership” (as defined) or the completion of an equity offering resulting in gross proceeds of $35 million (a “Qualified Offering”), all outstanding shares of restricted stock will immediately vest in full other than shares the vesting of which is subject to the satisfaction of specified earnings targets. The shares subject to specified earnings targets are also subject to immediate vesting if the aggregate value of the securities issued in the merger to the stockholders of Old COMSYS exceed $175 million over a 30-day period beginning after a Qualified Offering and ending on or prior to December 31, 2006.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

12.    Fair Value of Financial Instruments

The estimated fair value of the Company’s financial instruments is as follows:

•	Accounts receivable and accounts payable—The carrying amounts of accounts receivable and accounts payable approximate fair value due to the short-term maturity of these instruments.

•	Revolving credit facility and term loans—The carrying value of borrowings under the Senior Credit Agreement and Term Loan Credit Agreement approximate fair value because the interest rates are variable and based on current market rates.

•	Mandatorily redeemable preferred stock, redeemable common stock and warrant liability—The Company estimates that the carrying amounts of these instruments approximate their fair values.

•	Other debt instruments—The fair value of the Interest Deferred Note and the Senior Subordinated Notes are as follows. Fair value was estimated using the discounted cash flow method based on current rates offered to the Company for debt of the same maturity.

At January 2, 2005, the book value of all of the Company’s financial instruments approximated fair value for the reasons indicated above. At December 31, 2003, the fair value of the Company’s fixed-rate and escalating-rate debt, as determined by a discounted cash flow analysis, was as follows (in thousands):

	At December 31, 2003
	Carrying Amount	Fair Value
Senior Subordinated Notes	$64,796	$71,570
Interest Deferred Note	7,593	7,974

13.    Credit Risk

The Company believes its portfolio of accounts receivable is well diversified and, as a result, its credit risks are minimal. The Company continually evaluates the creditworthiness of its customers and monitors accounts on a periodic basis but typically does not require collateral. The Company’s allowance for doubtful accounts is based on an evaluation of the collectibility of specific accounts.

As of January 2, 2005, COMSYS does not have any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact its operations. Additionally, the Company does not have a concentration of available sources of labor or services that could, if suddenly eliminated, severely impact its operations.

The Company’s revenues are currently concentrated in the United States. A significant portion of the Company’s revenues are derived from services provided in the Washington, D.C. area. A terrorist attack, such as that of September 11, 2001, or other extraordinary events in the Washington, D.C. area could have a material adverse effect on our revenues and profitability.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

14.    Stock Option Plan

On October 21, 1999, COMSYS Holding adopted the 1999 Stock Option Plan (the “1999 Plan”) under which officers and other key employees were granted stock options at or above the fair market value of the stock on the date of the grant. The maximum aggregate amount of common stock with respect to which options may be granted was 190 shares. Under terms of the 1999 Plan, stock options vested over a five-year period from the date of grant and would expire after ten years. In the merger, effective September 30, 2004, each outstanding option under the 1999 Plan became exercisable, when vested, for 0.0001 of a share of Venturi (now COMSYS) common stock.

The activity in the 1999 Plan during 2004, 2003 and 2002 is as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2001	111	$20,000.00
Granted	25	20,000.00
Exercised	—
Forfeited	(29)	20,000.00

Outstanding at December 31, 2002	107	20,000.00
Granted	16	20,000.00
Exercised	—
Forfeited	(33)	20,000.00

Outstanding at December 31, 2003	90	20,000.00
Granted	—	20,000.00
Exercised	—
Forfeited	(23)	20,000.00

Outstanding at January 2, 2005	67	$20,000.00

Options exercisable at year-end:
2004	48	$20,000.00
2003	46	20,000.00
2002	35	20,000.00

The weighted-average remaining contractual life of options outstanding under the 1999 Plan at January 2, 2005 is six years.

Venturi’s Board of Directors adopted the 2003 Equity Incentive Plan (the “2003 Equity Plan”) simultaneously with the completion of its 2003 financial restructuring. The 2003 Equity Plan authorizes grants of stock options, stock appreciation rights (or “SARs”), restricted stock, deferred stock awards and performance awards to key employees, directors and consultants for up to 794,835 shares of the Company’s common stock. The duration of any option or SAR granted under the 2003 Equity Incentive Plan will not exceed 10 years.

As a condition to the completion of Venturi’s financial restructuring, among others, the Venturi Board of Directors approved the granting of stock options for 503,400 shares, representing 6.5% of the Company’s fully diluted common stock, to certain of the Company’s executive officers. Of these initial grants, 348,000 options have an exercise price of $7.8025 per share, and the other 155,400 options have an exercise price of $11.7025 per share. The initial stock option grants to these officers vested monthly at an annual rate of 25%, and each will

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

have four years following the termination of his employment (other than for cause) to exercise vested stock options held as of the termination date. In addition, Venturi granted 1,000 stock options each to three directors at an exercise price of $7.8025. The exercise price for these stock options exceeded the estimated fair value of the underlying equity at the issuance date. In September 2003, Venturi granted an additional 169,700 options under the 2003 Equity Plan to key employees. These options have a term of 10 years.

In 2003, Venturi terminated its 1995 Stock Option Plan in connection with the financial restructuring. Additionally, a number of Venturi’s employees, including each of Venturi’s executive officers at the end of 2002 and all but one of Venturi’s 2002 directors, irrevocably cancelled any and all rights that they had to exercise any and all stock options previously granted to each such person and agreed that all such options would be forfeited to Venturi. Only 4,978 stock options remained outstanding under the 1995 Stock Option Plan as of January 2, 2005, and these options have a weighted average exercise price of $226.03 per share. Although the 1995 Stock Option Plan has been terminated and no future option issuances will be made under it, these remaining outstanding stock options will continue to be exercisable in accordance with their terms. As a result of the merger, all outstanding options under the 1995 Stock Option Plan and all outstanding options granted prior to the merger under the 2003 Equity Plan vested and are exercisable.

The activity in the 2003 Equity Plan from the merger date through January 2, 2005 is as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at September 30, 2004	676,100	$9.06
Granted	100,000	8.55
Exercised	(52,900)	8.84
Forfeited	(16,900)	9.95

Outstanding at January 2, 2005	706,300	10.85

Options exercisable at year-end	606,300	$11.23

In connection with the merger, the Company’s board of directors adopted and the stockholders approved the 2004 Stock Incentive Plan. Under the 2004 Stock Incentive Plan, 1,159,669 shares of COMSYS common stock are reserved for issuance to the Company’s officers, employees, directors and consultants. As of January 2, 2005, options to purchase 420,000 shares of COMSYS common stock have been granted under this plan and were outstanding at an exercise prices ranging from $8.20 to $8.55 per share (weighted average exercise price of $8.54 per share), which was the market value at the respective grant date. Of these options, 24,000 were granted to directors and were fully vested at the grant date. The remaining options will vest over a three-year period from the date of grant and expire after ten years.

15.    Related Party Transactions

Executive Stock Holdings

Officer

As part of the Company’s Recapitalization, COMSYS Holding’s chairman, chief executive officer and president (“CEO”) restructured his loan with a commercial bank, the proceeds of which had originally financed his investment in the Company. Effective September 25, 2001, the Company entered into an agreement with the

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

CEO whereby a COMSYS Holding subsidiary advanced to the CEO amounts equal to the monthly payments on his loan to the commercial bank, up to a maximum amount of $5.2 million. The Company initially advanced $197,000 effective September 30, 2001. Total advances as of December 31, 2003 amounted to $3.8 million, including accrued interest, and were secured by his common and preferred shares of COMSYS Holding stock. As of September 30, 2004, total advances amounted to $6.2 million, including an additional $1.2 million used to pay off the CEO’s bank loan. This receivable was repaid effective September 30, 2004 with the redemption of the CEO’s Class E Preferred Stock.

The Company advanced $1.0 million to the CEO on April 5, 2002. Interest on the note accrued at a rate equal to the average rate on borrowings under the revolving credit agreement. Effective September 30, 2004, the note was assigned to the holders of Senior Subordinated Notes in satisfaction of the prepayment penalty (Note 6).

Additionally, on April 5, 2002, the Company purchased from the CEO for $1.0 million an option to purchase certain real property. The Company could exercise this option at any time up to April 5, 2017 at an exercise price of $1.00 and the CEO could terminate the option at any time by paying the greater of the fair market value of the real property or an option termination fee. In connection with the merger, COMSYS waived its rights under this option and the write-off of the $1.0 million is included in other nonoperating expenses in the 2004 consolidated statement of operations.

Stockholders’ Notes Receivable

Related Parties

On December 31, 2001 and January 1, 2002, COMSYS Holding redeemed a portion of its common stock and Class A-1 Preferred Stock held by certain of its current and former employees. In connection with this redemption, the Company advanced a total of $304,000 to five related parties, which was used to pay off loans with a commercial bank. Interest compounded annually, was payable at maturity on September 30, 2009 and accrued at a rate equal to the average rate paid by the Company on borrowings under its revolving credit agreement. These notes were full recourse and were secured by the related parties’ redeemable common and mandatorily redeemable preferred shares of COMSYS Holding stock.

Effective January 1, 2004, the Company acquired from certain stockholders, including the CEO, 341 outstanding shares of its common stock and 4,535 shares of mandatorily redeemable Class A-1 preferred stock in exchange for 7,178 newly issued shares of nonvoting mandatorily redeemable Class E Preferred Stock (Note 11). Simultaneous with the share exchange, the original stockholder notes were cancelled and new notes were issued in amounts equal to the outstanding principal and interest due on the original notes. Interest on the new notes accrued at the rate of 5% compounded annually. In August 2004, all shares of Class E Preferred Stock were redeemed in exchange for the notes.

COMSYS IT Partners, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

16.    Summary of Quarterly Financial Information (Unaudited)

The following table sets forth quarterly financial information for each quarter in 2004 and 2003:

	2004
In thousands, except per share	First	Second	Third	Fourth (1)
Revenues from services	$88,858	$90,538	$94,831	$162,786
Gross profit	20,855	21,610	22,871	40,203
Restructuring and integration costs	—	—	—	10,322
Stock based compensation expense	—	—	5,269	1,729
Operating income (loss)	231	2,896	(5,238)	(3,612)
Income tax benefit	—	—	5,402	—
Net loss	(15,018)	(12,701)	(19,704)	(7,732)
Basic and diluted loss per share	$(6,153.69)	$(5,205.33)	$(8,075.41)	$(0.51)
Weighted average basic and diluted shares outstanding	2.4	2.4	2.4	15,279

	2003
	First	Second	Third	Fourth
Revenues from services	$81,659	$81,912	$84,019	$85,260
Gross profit	19,413	20,253	21,048	20,635
Restructuring and integration costs	—	—	854	—
Operating income (loss)	(298)	(155)	320	877
Income tax expense	760	—	—	—
Net loss (2)	(4,530)	(4,193)	(14,116)	(14,411)
Basic and diluted earnings (loss) per share	$(1,856.56)	$(1,718.44)	$(5,785.25)	$(5,906.15)
Weighted average basic and diluted shares outstanding	2.4	2.4	2.4	2.4

(1)	Includes the consolidated results of COMSYS Holding and Venturi subsequent to the merger date.
(2)	The Company implemented SFAS No. 150 effective July 1, 2004, resulting in preferred stock dividends being recorded as interest expense beginning in the 2003 third quarter.

17.    Subsequent Event

Effective February 22, 2005, the Company entered into an interest rate swap and an interest rate cap that together effectively convert $40.0 million of variable rate debt to modified fixed rate debt through September 20, 2009, thus potentially reducing the impact of changes in interest rates on future interest expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Venturi Partners, Inc.:

In our opinion, the accompanying consolidated balance sheets as of December 28, 2003, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Venturi, Inc. and subsidiaries (collectively, the “Company”) at December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets as of December 31, 2001.

/s/    PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 10, 2004

Venturi Partners, Inc. and Subsidiaries

Consolidated Balance Sheets—December 28, 2003 and December 29, 2002

(in thousands, except per share data)

	December 28, 2003	December 29, 2002
Assets
Current Assets:
Cash and cash equivalents	$508	$22,623
Accounts receivable, net of allowance for doubtful accounts of $3,487 and $2,956 in 2003 and 2002, respectively	75,702	76,178
Prepaid expenses and other current assets	4,527	3,940
Recoverable income taxes	35	25,476

Total current assets	80,772	128,217
Property and equipment, net	9,271	13,240
Goodwill	103,532	103,532
Other assets	785	2,417

Total assets	$194,360	$247,406

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$370	$38,633
Accounts payable	15,471	9,887
Accrued wages, benefits and other	39,737	62,203

Total current liabilities	55,578	110,723
Long-term debt—
Convertible subordinated notes	5,339	115,000
Revolving credit facility (including $5,264 of deferred gain on debt forgiveness in 2003)	55,264	65,015
Other long-term liabilities	13,498	9,016

Total liabilities	129,679	299,754
Commitments and contingencies

Shareholders’ equity (deficit):
Preferred stock, $.01 par value; shares authorized 5,000; no shares issued and outstanding	—	—
Common stock, $.01 par value; shares authorized 95,000; 6,090 and 33,065 shares issued and outstanding in 2003 and 2002, respectively	61	331
Additional paid-in capital	296,281	315,404
Retained earnings (accumulated deficit)	(231,661)	(324,544)
Less common stock held in treasury at cost— no shares at December 28, 2003 and 6,184 shares at December 29, 2002	—	(43,539)

Total shareholders’ equity (deficit)	64,681	(52,348)

Total liabilities and shareholders’ equity (deficit)	$194,360	$247,406

The accompanying notes are an integral part of these balance sheets.

Venturi Partners, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001

(in thousands, except per share data)

	2003	2002	2001
Revenues	$494,547	$557,748	$732,327
Direct costs of services	387,897	427,947	540,659

Gross profit	106,650	129,801	191,668
Operating expenses:
Selling, general and administrative	96,287	114,590	152,928
Depreciation and amortization	5,180	7,124	23,913
Goodwill impairment	—	89,935	56,779
Restructuring and rationalization charges	2,503	4,650	15,259
Stock option compensation	570	—	—

Operating income (loss)	2,110	(86,498)	(57,211)
Interest expense	5,522	17,301	18,278
Gain (loss) on financial restructuring, net	83,027	(3,628)	(875)

Income (loss) before income taxes and cumulative effect of change in accounting principle	79,615	(107,427)	(76,364)
Provision (benefit) for income taxes	(13,268)	603	(9,686)

Income (loss) before cumulative effect of change in accounting principle	92,883	(108,030)	(66,678)
Cumulative effect of change in accounting principle, net of taxes	—	(242,497)	—

Net income (loss)	$92,883	$(350,527)	$(66,678)

Basic and diluted earnings per common share:
Income (loss) before cumulative effect of change in accounting principle	$20.00	$(100.95)	$(62.90)
Cumulative effect of change in accounting principle	—	(226.58)	—

Net income (loss)	$20.00	$(327.53)	$(62.90)

Weighted average basic and diluted shares outstanding	4,644	1,070	1,060

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit)

For the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Common Stock Held in Treasury	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2000	—	$—	33,065	$331	$319,910	$92,661	($48,603)	$364,299
Stock issued for employee stock purchase plan	—	—	—	—	(3,216)	—	3,688	472
Net loss	—	—	—	—	—	(66,678)	—	(66,678)

Balance, December 30, 2001	—	—	33,065	331	316,694	25,983	(44,915)	298,093
Stock issued for employee stock purchase plan	—	—	—	—	(1,290)	—	1,376	86
Net loss	—	—	—	—	—	(350,527)	—	(350,527)

Balance, December 29, 2002	—	—	33,065	331	315,404	(324,544)	(43,539)	(52,348)
Non-cash exchange of stock to 5.75% noteholders	1,044	10	20,940	209	21,823	—	—	22,042
Issuance of common stock purchase warrants	—	—	—	—	1,538	—	—	1,538
Cancellation of treasury shares	—	—	(6,184)	(62)	(43,477)		43,539	—
1-for-25 reverse stock split	—	—	(45,909)	(459)	459	—	—	—
Cash payment for fractional shares in reverse stock split	—	—	—	—	(4)	—	—	(4)
Stock option compensation	—	—	—	—	570	—	—	570
Conversion of preferred shares to common shares	(1,044)	(10)	4,178	42	(32)	—	—	—
Net income	—	—	—	—	—	92,883	—	92,883

Balance, December 28, 2003	—	$—	6,090	$61	$296,281	$(231,661)	$—	$64,681

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 28, 2003, December 29, 2002 and December 30, 2001

(in thousands)

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$92,883	$(350,527)	$(66,678)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,180	7,124	23,913
Amortization of deferred gain on financial restructuring, net	(2,798)	—	—
Stock option compensation	570	—	—
(Gain) loss on financial restructuring, net	(83,027)	3,628	875
Cumulative effect of change in accounting principle, net of deferred tax benefit of $42,198	—	242,497	—
Loss on abandonment and disposals	—	—	10,743
Goodwill impairment charge	—	89,935	56,779
Deferred income taxes on loss before cumulative effect of change in accounting principle, net	2,300	900	(2,479)
Changes in assets and liabilities:
Accounts receivable	476	10,910	39,124
Recoverable income taxes	25,441	19,217	—
Accounts payable and accrued liabilities	(16,638)	(4,888)	(9,565)
Other, net	482	2,081	2,878

Net cash provided by operating activities	24,869	20,877	55,590
Cash flows from investing activities:
Proceeds from sale of business	—	3,825	372
Acquisition-related payments	—	—	(10,120)
Purchase of property and equipment, net	(1,008)	(1,831)	(2,999)

Net cash provided by (used in) investing activities	(1,008)	1,994	(12,747)
Cash flows from financing activities:
Repayments under credit facility	(50,700)	(44,000)	(53,000)
Borrowings under credit facility	8,000	28,000	22,000
Credit facility amendment fees	(1,680)	(1,657)	(1,227)
Repayments of other debt, net	(278)	(234)	236
Restructuring payment to bondholders	(1,314)	—	—
Payment for fractional shares in reverse stock split	(4)	—	—
Proceeds from employee stock purchase plan	—	86	472

Net cash used in financing activities	(45,976)	(17,805)	(31,519)

Net increase (decrease) in cash and cash equivalents	(22,115)	5,066	11,324
Cash and cash equivalents at beginning of year	22,623	17,557	6,233

Cash and cash equivalents at end of year	$508	$22,623	$17,557

Supplemental cash flow information:
Cash payments during the year for—
Interest	$10,484	$15,194	$15,942
Income taxes	$66	$24	$518

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1.    Name Change and Reverse Stock Split; Conversion of Preferred Shares

On August 5, 2003, Venturi Partners, Inc. and its subsidiaries (collectively, the “Company”) amended and restated its charter as contemplated in its recently completed financial restructuring. See Note 2, “Comprehensive Financial Restructuring.” Among other provisions, the charter amendment changed the Company’s corporate name and effected a 1-for-25 reverse split of the Company’s common stock. The par value of the common stock remained at $0.01 per share. Shareholders’ equity has been restated by reclassifying the reduction in par value arising from the reverse stock split from common stock to additional paid-in capital. All references in the accompanying consolidated financial statements to the number of common shares, except for authorized shares (which did not change as a result of the reverse stock split), and per share amounts have been restated to reflect the reverse stock split.

On September 26, 2003, all outstanding shares of the Company’s Series B Convertible Participating Preferred Stock issued in the financial restructuring (the “Series B preferred stock”) were converted into shares of common stock in accordance with their terms. All references in these Notes to shares of the Company’s common stock have been restated to reflect common shares after this conversion.

2.    Comprehensive Financial Restructuring

On April 14, 2003, the Company completed a comprehensive financial restructuring with its senior lenders and the holders of $109,661 outstanding principal amount of its 5.75% Convertible Subordinated Notes due 2004 (the “5.75% Notes”) in which it issued shares of the Company’s common stock and Series B preferred stock to the participating noteholders in exchange for their 5.75% Notes (the “Exchange Transaction”). In the Exchange Transaction, the participating noteholders in the aggregate received $3,153 in cash and 5,015,349 shares of common stock (after conversion of the Series B preferred stock issued in the Exchange Transaction), which represented approximately 82% of the Company’s outstanding capital stock immediately after the Exchange Transaction. The Company’s existing shareholders retained ownership of their outstanding 1,075,248 shares of common stock, which represented approximately 18% of the outstanding capital stock.

To facilitate the closing of the Exchange Transaction and also to provide for the terms on which the existing senior lenders would continue to finance the Company’s working capital needs, the Company and its existing senior lenders also executed definitive loan agreements that provided for certain amendments and maturity date extensions to the Company’s senior revolving credit facility (the “Credit Facility”) and eliminated the Equity Appreciation Right (the “EAR”) then held by the senior lenders (the “Senior Debt Restructuring”). The Senior Debt Restructuring provided for the forgiveness of indebtedness in the amount of $10,300. As a result of the Exchange Transaction and the Senior Debt Restructuring, the Company used substantially all of its cash on hand, after payment of transaction expenses, to repay $37,985 of its outstanding credit facility and eliminated an additional $119,961 of its outstanding indebtedness, which has resulted in substantial reductions in the Company’s interest expense. No provision for income taxes was recorded in 2003 since the gain from financial restructuring will not be subject to income tax.

The Credit Facility provides for a $70,700 revolving line of credit due May 1, 2004 and is subject to certain maturity date extensions, assuming the Company is in compliance with its covenants, in six-month increments through May 1, 2005. Availability of borrowings under the Credit Facility is subject to a borrowing base calculated as specified percentages of the Company’s eligible accounts receivable (as defined) in the aggregate. The Credit Facility’s financial covenants include monthly maintenance of cumulative EBITDA levels and an interest and subordinated indebtedness coverage ratio (both as defined in the amended agreement). The

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Credit Facility also contains restrictions on the payment of cash dividends on the Company’s capital stock and places additional limitations on share repurchases, acquisitions and capital expenditures. Finally, to replace the EAR previously included as part of the Credit Facility, the Company issued common stock purchase warrants to the lenders under the Credit Facility entitling them to purchase a total of 768,997 shares of common stock, or 10% of the outstanding common stock on a fully diluted basis as of the closing date of the financial restructuring. The Company engaged an independent valuation firm to assist in the determination of the fair value of these warrants and recorded $1,538 as additional shareholders’ equity with a corresponding reduction in the outstanding senior debt. These warrants are exercisable in whole or part over a 10-year period and the exercise price is $7.8025 per share, which was based on an assumed equity valuation for the Company of $60,000. The exercise price for these warrants exceeded the estimated fair value of the underlying equity at the issuance date. Interest rates payable under the Credit Facility are set at prime plus 425 basis points through June 2004 with increases during each six-month period through May 1, 2005.

The Company entered into an agreement with each of the former noteholders participating in the Exchange Transaction and each of its senior lenders to provide them with registration rights with respect to the shares of common stock issued in the financial restructuring and the shares of common stock issuable upon exercise of the warrants, as applicable.

The Company also amended and restated the shareholder rights agreement that governs the terms of preferred share purchase rights that currently accompany the common stock. These amendments included, among other things, the creation of exemptions preventing the following from triggering separation of the rights from the common stock: (i) beneficial ownership of capital stock by persons and entities that beneficially owned 15% or more of the Company’s capital stock as of the date of the financial restructuring or the date that the Series B preferred stock first became convertible into shares of the Company’s common stock, and their affiliates; (ii) beneficial ownership by any Significant Holder of capital stock of the Company acquired in accordance with the amended and restated certificate of incorporation and with the new tag-along rights that were also added to the rights agreement as part of the amendment and restatement; and (iii) beneficial ownership by any third party of capital stock of the Company acquired in a transfer from a Significant Holder that complied with the amended and restated certificate of incorporation and the tag-along rights. Under the tag-along rights, any holder (including certain holders of more than 2% acting together as a group) of 5% or more of the voting stock of the Company will be entitled to participate pro rata, for the same amount and form of consideration and otherwise on substantially the same terms and conditions, in any transfer by any Significant Holders of capital stock of the Company of 20% or more of the voting stock of the Company.

The Company also terminated its 1995 Stock Option Plan and adopted the 2003 Equity Incentive Plan in connection with the financial restructuring. See Note 13, “Capital Stock and Stock Options.”

Accounting for Financial Restructuring Transactions

The Company recorded the issuance of its equity securities in exchange for outstanding 5.75% Notes at the fair value of the newly issued equity securities, with the excess of the debt carrying value over the fair value of equity securities recorded as a gain. The forgiveness of $10,300 in senior debt will reduce future interest expense over the term of the amended Credit Facility, and the $1,110 of fees paid to the senior lenders was reflected as a reduction in the principal balances outstanding as required under accounting for troubled debt restructuring. The Company engaged an independent valuation firm to assist in the determination of fair value of the warrants issued in connection with the Senior Debt Restructuring and recorded $1,538 as additional shareholders’ equity with a corresponding reduction in the outstanding senior debt, with such amount recognized

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

as a component of interest expense over the term of the senior debt. The net gain on financial restructuring was not classified as an extraordinary item in accordance with the recently issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections.”

Debt Compliance

The Company’s ability to continue operating is largely dependent upon its ability to maintain compliance with the financial covenants of the Credit Facility. The financial covenants include a cumulative monthly EBITDA requirement and a monthly interest and subordinated indebtedness coverage ratio (both as defined). The amended Credit Facility defines consolidated EBITDA as consolidated net income before interest expense, income taxes, depreciation and amortization, non-cash impairment charges, restructuring and rationalization charges, professional fees relating to the debt restructuring and non-cash compensation expense for the stock options. For 2003, the Company exceeded the level of earnings required in these covenants. Based on the Company’s fiscal 2004 projections, which reflect slightly improving economic conditions, management believes the Company will be able to maintain compliance with the financial covenants for the next twelve months. The Company also believes that the operating trends in 2003 support the key assumptions in its 2004 operating plan. However, there can be no assurance that the economy or the Company will perform as expected or that further economic declines will not adversely impact the Company’s results of operations or its ability to comply with the financial covenants. In addition, the interest coverage ratio changes from an interest coverage ratio to a stricter interest and subordinated indebtedness coverage ratio on May 31, 2004. While the Company believes financial results in 2004 will be above the actual 2003 results, in the event that economic conditions weaken and/or the Company’s 2004 results fall below actual levels in 2003, the Company may not meet these financial covenants. The Company believes it will be in compliance with its financial covenants, however, there can be no assurance that the Company will be able to satisfy this stricter financial covenant. If the Company does violate future covenants, it would seek waivers and amendments from its lenders, but can give no assurance that any such waivers and amendments would be available at all or on acceptable terms. If the Company were unable to obtain a waiver of future covenant violations, the lenders would be entitled to require immediate repayment of all amounts outstanding under the Credit Facility. An acceleration of outstanding amounts under the Credit Facility would also cause a default under, and permit acceleration of, the Company’s remaining outstanding 5.75% Notes. In the event of one or more such defaults, the Company’s ongoing viability would be seriously threatened, and it would be forced to evaluate a number of strategic alternatives, including a further debt restructuring or other reorganization, the closure of certain operating locations or the sale of certain or all of its assets in order to continue to fund its operations. In the current economic environment, management believes that any such sale of assets would be at depressed prices that could be significantly lower than the net book value of assets sold and might not be sufficient to satisfy the Company’s liabilities.

3.    Basis of Presentation and Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Venturi, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in prior periods have been reclassified to conform to the 2003 presentation, including reclassifying professional fees paid in connection with the Company’s recently completed financial restructuring from restructuring and rationalization charges to gain (loss) on financial restructuring, net. See Note 2, “Comprehensive Financial Restructuring.”

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The Company’s fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001 are referred to in these financial statements as years 2003, 2002 and 2001, respectively.

The Company is organized into two divisions: the Technology Services division (“Technology Services”), which provides information technology staffing and consulting services in a range of computer-related disciplines and technology tools for human capital management, and the Staffing Services division (“Staffing Services”), which provides a variety of temporary office, clerical, accounting and finance, light technical and light industrial staffing services. All of the Technology Services and Staffing Services branch offices are located in the United States and Canada, and none are franchised or licensed.

Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue at the time its services are performed. Substantially all revenues of the Company are derived from or generated in connection with the sale of staffing and consulting services. Permanent placement revenues are recognized when employment candidates accept offers of permanent employment. Allowances are established, based upon historical data, to estimate losses due to placed candidates not remaining employed through the Company’s guarantee period, typically 90 days or less.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Computer software costs consist of costs to purchase and develop software. The Company capitalizes internally developed software costs in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” whereby the costs are capitalized only after it is probable that the project will be completed and the software will be used for the function intended. The majority of capitalized software costs are depreciated on a straight-line basis over a period of six years. Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

Goodwill and Other Intangible Assets

•	The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), at the beginning of 2002. Goodwill, which was previously amortized on a straight-line basis over the periods benefited, is no longer being amortized to earnings, but instead is subject to testing for impairment at least annually based on the fair value of these assets compared to their carrying value. Intangible assets determined to have finite lives are amortized over their remaining useful lives.

•	The Company’s businesses have been acquired from unrelated third parties for cash and other consideration and have been accounted for using the purchase method of accounting. The assets and

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

liabilities of the entities acquired were recorded at their estimated fair values at the dates of the acquisitions. Goodwill has been recorded at historical cost. Other intangible assets consist mainly of covenants not to compete.

Certain of the Company’s acquisitions provided for additional purchase price consideration upon attainment of certain specified targets for various periods after closing of the acquisition. The Company paid $10,120 in contingent consideration in 2001 and completed its obligation to make additional earn-out payments on the acquired businesses. All consideration was recorded as additional purchase price when earned and increased the amount of goodwill.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Stock Options

The Company has adopted Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The Company plans to continue using the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not currently recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Operations, except primarily for the variable options described below.

In March 2000, the FASB issued Financial Accounting Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FIN 44 requires that stock options issued within six months of the cancellation date of prior options be accounted for as variable stock options. The majority of the options granted under the 2003 Equity Incentive Plan prior to December 28, 2003 were granted within six months from the date that options granted to the same recipients under the 1995 Stock Option Plan were cancelled, and therefore, these new stock options are subject to variable accounting until they are exercised, forfeited or expire unexercised.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The following disclosures are presented to reflect the Company’s pro forma net income (loss) for 2003, 2002 and 2001 as if the Company had applied the fair value recognition provision of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation. In preparing these disclosures, the Company has determined the value of all stock options granted under the 1995 Stock Option Plan, which was terminated, and the Company’s newly adopted 2003 Equity Plan using the Black-Scholes model and based on the following weighted average assumptions used for grants:

	2003	2002	2001
Risk-free interest rate	3.1%	4.2%	5.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	5 years	4.7 years	5.6 years
Expected volatility	84.4%	80.3%	68.1%

The fair value of the stock options granted under the 2003 Equity Plan in 2003 was approximately $2,531 in the aggregate. No options were granted under the 1995 Stock Option Plan in 2003 as that plan was terminated in connection with the financial restructuring. The fair value of the stock options granted under the 1995 Stock Option Plan and the Company’s Stock Purchase Plan (which was cancelled effective December 31, 2002) issuances in 2002 and 2001 were approximately $35 and $459, respectively. Had compensation expense been determined consistent with the fair value method, utilizing the assumptions set forth above and amortized over the vesting period, the Company’s net income (loss) would have been reduced to the following pro forma amounts:

	2003	2002	2001
Net income (loss), as reported	$92,883	$(350,527)	$(66,678)
Add: Stock option compensation included in reported net income	570	—	—
Deduct: Stock option compensation determined under fair value based method for all awards	(830)	(2,597)	(3,939)
Tax effect, net	103	1,039	1,576

Pro forma net income (loss)	$92,726	$(352,085)	$(69,041)

Basic and diluted earnings per share, as reported:	$20.00	$(327.53)	$(62.90)
Pro forma basic and diluted earnings per share:	$19.97	$(328.98)	$(65.12)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from management’s estimates. Estimates are used for, but not limited to, recoverability of goodwill, collectibility of accounts receivable and reserves against permanent placement revenues, workers’ compensation costs, restructuring and rationalization reserves, taxes and contingencies.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

4.    Recent Accounting Pronouncements:

In December 2002, the FASB issued SFAS 148 that amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. In 2003, the Company has included the required interim disclosures in Forms 10-Q and annual disclosures in Form 10-K.

Effective January 1, 2003, the Company adopted SFAS 145 that rescinds SFAS No. 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. See Note 2, “Comprehensive Financial Restructuring, Accounting for Financial Restructuring Transactions.”

Effective July 1, 2003, the Company adopted the FASB’s consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Adoption of this consensus had no material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

5.    Accounts Receivable:

Accounts receivable consisted of the following at December 28, 2003 and December 29, 2002:

	2003	2002
Trade accounts receivable	$79,189	$79,134
Less—Allowance for doubtful accounts	(3,487)	(2,956)

	$75,702	$76,178

The following table sets forth further information on the Company’s allowance for doubtful accounts:

Year Ended	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
December 28, 2003	$2,956	$2,170	$(1,639)	$3,487
December 29, 2002	2,451	3,084	(2,579)	2,956
December 30, 2001	3,799	7,077	(8,425)	2,451

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

6.    Property and Equipment, Net:

Property and equipment, net, consisted of the following at December 28, 2003 and December 29, 2002:

	2003	2002
Software and computer equipment	$28,608	$30,892
Furniture and other equipment	4,937	5,553
Leasehold improvements	1,467	2,017

	35,012	38,462
Less—Accumulated depreciation	(25,741)	(25,222)

	$9,271	$13,240

Depreciation expense was $4,978, $6,652 and $7,635 for 2003, 2002 and 2001, respectively.

7.    Long-term Debt:

Long-term debt at December 28, 2003 and December 29, 2002 was as follows:

	2003	2002
5.75% Notes due July 2004	$5,339	$115,000
Revolving credit facility	50,000	103,000
Deferred gain on financial restructuring, net	5,264	—
Other	370	648

	60,973	218,648
Less current portion	370	38,633

	$60,603	$180,015

The 5.75% Notes not exchanged in the financial restructuring are due July 2004. Interest on the 5.75% Notes is payable semi-annually. The 5.75% Notes are convertible into common stock of the Company at any time before maturity at an initial conversion price of $445.31 per share. Beginning in July 2000, the Company was permitted to redeem the 5.75% Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The 5.75% Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Credit Facility.

As a result of the completion of the Company’s financial restructuring and the execution of amendments and maturity date extensions, the Credit Facility provides for a $70,700 revolving line of credit due May 1, 2004 and is subject to certain maturity date extensions through May 1, 2005. The Company believes it will satisfy the requirements for extension beyond December 2004; therefore, the outstanding balance under the Credit Facility, which was $50,000 at December 28, 2003, was classified as long-term in the consolidated balance sheet. In addition, the Company intends to refinance the 5.75% Notes with borrowings under its Credit Facility and, therefore, has classified the 5.75% Notes as long-term at December 28, 2003. See Note 2, “Comprehensive Financial Restructuring.”

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The deferred gain on financial restructuring, net is comprised of the $10,300 senior debt forgiven, offset by certain fees paid and common stock purchase warrants issued to the senior lenders. The Company accounted for this transaction in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” which requires the deferred gain on financial restructuring, net, to be amortized, reducing future interest expense, over the term of the amended Credit Facility. For the year 2003, interest expense was $5,522, which was net of amortization of deferred gain on financial restructuring of $2,798. Interest rates payable under the Credit Facility are currently set at prime plus 425 basis points through June 30, 2004.

Four former noteholders, now significant shareholders, also are senior lenders under the Credit Facility, and held 80% of the facility commitments as of February 29, 2004.

During 2003, the maximum aggregate outstanding borrowing under the revolving credit facility was $103,000 and the average outstanding balance during the year was $66,775. In addition, approximately $9,539 of the revolving credit facility was used at December 28, 2003 for the issuance of undrawn letters of credit primarily to secure the Company’s workers’ compensation program. The daily weighted average interest rate under the revolving credit facility was 7.8% during 2003. The weighted average interest rate for the Company’s borrowings under the facility was 7.75% at December 28, 2003. As of February 29, 2004, the interest rate under the facility was 8.25%.

Scheduled maturities of long-term debt at December 28, 2003 were as follows:

2004	$370
2005	55,339

$55,709

8.    Goodwill Impairment:

Effective at the beginning of 2002, the Company adopted SFAS 142. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment. In the second quarter of 2002, the Company completed its initial valuation as of the adoption date, December 31, 2001, and in the fourth quarter of 2002 completed its annual test for impairment. In order to assess the fair value of its goodwill, the Company engaged an independent valuation firm to assist in determining the fair value. The fair value of each of the Company’s two reporting units was calculated as of December 31, 2001, December 29, 2002 and December 28, 2003, on an enterprise value basis using the market multiple approach and discounted cash flow approach. Under the market multiple approach, market ratios and performance fundamentals relating to similar public companies’ stock prices or enterprise values were applied to the reporting units to determine their enterprise value. Under the discounted cash flow approach, the indicated enterprise value was determined using the present value of the projected future cash flows to be generated considering appropriate discount rates. The discount rates used in the calculation reflected all associated risks of realizing the projected future cash flows. Certain of the valuation assumptions were based on management’s expectations for future performance of the Technology Services and Staffing Services reporting units. These assumptions include expected time frame of technology spending and broader economic recoveries as well as future growth rates in the Technology Services and Staffing Services businesses. A relatively high discount rate of 16-17% was utilized in the discounted cash flow valuation approach due principally to the inherent uncertainties associated with these assumptions.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Based upon the results of the initial valuation, which was completed in the second quarter of 2002, the Company recorded a goodwill impairment charge of $284,695 ($242,497 net of an income tax benefit of $42,198) as a cumulative effect of the change in accounting principle.

In the fourth quarter of 2002, the Company performed its annual impairment test and recorded an impairment charge of $89,935 as of December 29, 2002 for goodwill associated with its Technology Services operations. The Company experienced lower than expected operating profits and cash flows in 2002 for the Technology Services reporting unit. As a result of this trend and the overall industry expectations, the projected operating profits and cash flows for Technology Services operations were reduced for the next five years resulting in a reduction in the fair value of the Company’s goodwill. The decrease in fair value resulted in the recognition of the $89,935 impairment loss. The Company performed its annual impairment analysis in the fourth quarter of 2003 and determined there was no additional impairment at that time.

A reconciliation of goodwill for the years ended December 28, 2003 and December 29, 2002 is as follows:

	Technology Services	Staffing Services	Total
Balance, December 30, 2001	$376,538	$101,624	$478,162
Impairment loss resulting from SFAS 142 adoption	(245,373)	(39,322)	(284,695)
Impairment loss resulting from SFAS 142 annual test	(89,935)	—	(89,935)

Balance, December 29, 2002	41,230	62,302	103,532
2003 activity	—	—	—

Balance, December 28, 2003	$41,230	$62,302	$103,532

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The following table sets forth a reconciliation of net income (loss) and earnings per share information for 2003, 2002 and 2001 as adjusted for the non-amortization provisions of SFAS 142:

	2003	2002	2001
Net income (loss) before cumulative effect of accounting change, as reported	$92,883	$(108,030)	$(66,678)
Add: Goodwill amortization, net of tax	—	—	11,297

Adjusted net income (loss) before cumulative effect of accounting change	92,883	(108,030)	(55,381)
Cumulative effect of accounting change, net of tax	—	(242,497)	—

Adjusted net income (loss)	$92,883	$(350,527)	$(55,381)

Basic and diluted earnings per share:
Net income (loss) before cumulative effect of accounting change, as reported	$20.00	$(100.95)	$(62.90)
Add: Goodwill amortization, net of tax	—	—	10.65

Adjusted net income (loss) before cumulative effect of accounting change	20.00	(100.95)	(52.25)
Cumulative effect of accounting change, net of tax	—	(226.58)	—

Adjusted net income (loss)	$20.00	$(327.53)	$(52.25)

The Company’s intangible assets subject to amortization were fully amortized and written off in 2003. At December 29, 2002, the Company had intangible assets subject to amortization of $202, net, which are included in other assets on the Consolidated Balance Sheets. Non-compete agreements were amortized over a period of five years and trade names were amortized over a period of 10 years. Amortization expense for 2003, 2002 and 2001 was $202, $472 and $16,278, respectively.

Prior to the adoption of SFAS 142, the Company followed Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” to test for its goodwill and intangible asset impairment. The Company’s policy included a projection of undiscounted cash flows for each operating company to determine if the goodwill associated with that business component was recoverable. When the Company performed its analysis in the fourth quarter of 2001, it identified several operations, principally in the Technology Services division, for which negative cash flows were projected in early years and for which projected undiscounted cash flows were not sufficient to recover the carrying amount of related goodwill. As a result, the Company recorded a goodwill impairment charge of $56,779 in the fourth quarter of 2001. The impairment charges for Technology Services and Staffing Services were $41,027 and $15,752, respectively. These charges related to operations where future cash flows were projected to be negative and, accordingly, the impairment charge represented the entire carrying amount of the related goodwill.

9.    Restructuring and Rationalization Charges:

Beginning in 2001, the Company implemented a plan to restructure and rationalize certain operations. As a result, the Company recorded charges totaling $2,503, $4,650 and $15,259 in 2003, 2002 and 2001, respectively, comprised of the following components:

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Following is a summary of the accrued liability for cash restructuring and rationalization charges for 2003, 2002 and 2001:

	Employee Severance	Lease Costs	Other	Total
Initial charges	$1,678	$3,869	$434	$5,981
Cash payments	(1,636)	(760)	(113)	(2,509)

Accrued liability at December 30, 2001	42	3,109	321	3,472
2002 charges	1,915	2,689	—	4,604
Cash payments	(1,398)	(1,140)	(237)	(2,775)

Accrued liability at December 29, 2002	559	4,658	84	5,301
2003 charges	426	1,880	67	2,373
Cash payments	(959)	(1,805)	(151)	(2,915)

Accrued liability at December 28, 2003	$26	$4,733	$—	$4,759

Employee severance-related costs included the elimination of both administrative and income-producing employees. Under the workforce reduction plan, approximately 11.6%, 17.5% and 26% of the Company’s permanent workforce (or 106, 194 and 395 employees) were eliminated during 2003, 2002 and 2001, respectively. Lease abandonment and termination costs related primarily to office closures, branch consolidations and leased space reductions. Property abandonment costs consisted of the write-down of abandoned leasehold improvements and other equipment. These assets were written down to zero as they have been abandoned. The loss on the sale of business relates to the sale of one of the Company’s Technology Services offices in Dallas in December 2001. On the date of the sale, the net book value of this operation was $11,508 and consideration of $3,825 was received, resulting in the write-down of $7,683 of goodwill for the year ended December 30, 2001. This business was included in the Technology Services segment and contributed $11,499 in revenues and $310 in net income in 2001.

Of the remaining accrued liability at December 28, 2003, the Company expects to pay approximately $1,734 during 2004 and the balance, primarily lease payments, over the following six years.

10.    Accrued Liabilities:

Accrued liabilities consisted of the following at December 28, 2003 and December 29, 2002:

	2003	2002
Accrued wages, benefits and other personnel costs	$24,501	$25,364
Accrued interest	689	4,251
Accrued workers’ compensation benefits	4,794	3,856
Accrued restructuring and rationalization charges	1,734	3,115
Income taxes	24	17,755
Other	7,995	7,862

	$39,737	$62,203

See Note 14, “Income Taxes,” for further discussion of the Company’s income tax liabilities.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

11.    Other Long-term Liabilities:

Other long-term liabilities consisted of the following at December 28, 2003 and December 29, 2002:

	2003	2002
Deferred tax liabilities	$2,642	$342
Employee benefit obligations	3,435	3,514
Workers’ compensation reserves	2,397	1,928
Accrued restructuring and rationalization charges	3,024	3,232
Income taxes	2,000	—

	$13,498	$9,016

12.    Employee Benefit Plans:

The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). The Company suspended matching contributions to its 401(k) plans and profit sharing allocations to its non-qualified profit sharing plan in May 2003. Contributions charged to operating expenses were $224, $1,507 and $2,288 in 2003, 2002 and 2001, respectively.

The Company does not provide post-retirement health care or life insurance benefits to retired employees or post-employment benefits to terminated employees.

During 1999, the Company established a Supplemental Employee Retirement Plan (the “SERP”) for its then chief executive officer. In connection with such officer’s retirement in February 2000, the annual benefit payable under the SERP was fixed at $150. As of December 28, 2003, the Company had accrued approximately $1,419 for the SERP.

13.    Capital Stock and Stock Options:

The Company’s Board of Directors adopted the 2003 Equity Incentive Plan (the “2003 Equity Plan”) simultaneously with the completion of the Company’s financial restructuring. See Note 2, “Comprehensive Financial Restructuring.” The 2003 Equity Plan authorizes grants of stock options, stock appreciation rights (or “SARs”), restricted stock, deferred stock awards and performance awards (and dividend equivalent rights relating to options, SARs, deferred stock and performance awards), in the case of stock or option awards, for up to 794,835 shares, or 10.3%, of the Company’s fully diluted common stock. Awards under the 2003 Equity Plan are to be made to key employees, directors and consultants as selected by the Board of Directors or the Compensation Committee, but only if and to the extent that award recipients have cancelled all remaining stock options that they may have held under the 1995 Stock Option Plan. The duration of any option or SAR granted under the 2003 Equity Incentive Plan will not exceed 10 years. Following a termination of employment, vested options and/or SARs must be exercised within three months (12 months in the case of death or disability), except that options and SARs terminate immediately upon a termination for cause as defined in the relevant participant’s employment agreement, or as determined in the discretion of the Board of Directors or the Compensation Committee if no employment agreement exists. Any non-vested options, SARs or other awards issued under the 2003 Equity Plan will be forfeited upon any termination. The Board of Directors and Compensation Committee

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

retain the discretion to extend the post-employment exercise period of an option or SAR and to accelerate vesting of awards under the 2003 Equity Plan.

In addition, nonemployee directors (including the directors who administer the 2003 Equity Plan) are eligible to receive nondiscretionary grants of nonqualified stock options (“NQSOs”) under the 2003 Equity Plan. The NQSOs granted to nonemployee directors will be fully vested and exercisable upon grant, and the term of each such option will be 10 years. NQSOs could also be granted to an employee or consultant for any term specified by the Compensation Committee of the Board and provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, could be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the Compensation Committee) in one or more installments after the grant date.

As a condition to the completion of the financial restructuring, among others, the Board of Directors approved the granting of stock options for 503,400 shares, representing 6.5% of the Company’s fully diluted common stock, to certain of the Company’s executive officers. Of these initial grants, 348,000 options have an exercise price of $7.8025 per share, and the other 155,400 options have an exercise price of $11.7025 per share. The initial stock option grants to these officers vest monthly at an annual rate of 25%, and each will have 12 months following the termination of his employment (other than for cause) to exercise vested stock options held as of the termination date. In addition, the Company granted 1,000 stock options each to three directors at an exercise price of $7.8025. These options are fully vested and exercisable upon grant, and the term of each such option is 10 years. The $7.8025 exercise price was based on an aggregate assumed equity value of the Company of $60,000, and the $11.7025 exercise price was based on an aggregate assumed equity value of $90,000. The exercise price for these stock options exceeded the estimated fair value of the underlying equity at the issuance date. Following these initial grants, 288,435 shares, or 3.8%, of the Company’s fully diluted common stock remained authorized for issuance under the 2003 Equity Plan and were reserved for future grants. In September 2003, the Company granted an additional 169,700 options under the 2003 Equity Plan to key employees, including one executive officer who had not previously received a grant. These options vest 25% on each anniversary of the date of grant and have a term of 10 years. The majority of the options granted under the 2003 Equity Plan to date are subject to variable accounting because they were granted within six months after the date that options under the 1995 Stock Option Plan were cancelled. As a result, the Company will record non-cash compensation expense to the extent the fair value of the stock price exceeds the option exercise price during any applicable period.

The Company terminated its 1995 Stock Option Plan in connection with the financial restructuring. Additionally, a number of the Company’s employees, including each of the Company’s executive officers at the end of 2002 and all but one of the Company’s 2002 directors, irrevocably cancelled any and all rights that they had to exercise any and all stock options previously granted to each such person and agreed that all such options would be forfeited to the Company. These directors and employees held in the aggregate 87,601 of the stock options that were outstanding under the 1995 Stock Option Plan as of December 29, 2002. As a result of these voluntary forfeitures, other voluntary forfeitures by other participants and the expiration of other outstanding options in the ordinary course of business pursuant to their terms, only 13,498 stock options remained outstanding under the 1995 Stock Option Plan as of December 28, 2003, and these options have a weighted average exercise price of $230.01 per share. Although the 1995 Stock Option Plan has been terminated and no future option issuances will be made under it, these remaining outstanding stock options will continue to be exercisable in accordance with their terms.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The Company’s Board of Directors adopted the 2001 Non-Qualified Employee Stock Purchase Plan (the “2001 Stock Purchase Plan”) for the purpose of encouraging employee participation in the ownership of the Company. This plan replaced the 1997 Employee Stock Purchase Plan (the “1997 Stock Purchase Plan”), which was terminated in the first quarter of 2001. Purchases under the 2001 Stock Purchase Plan were made monthly at the market price of the common stock on the last day of the calendar month. Under the 1997 Stock Purchase Plan, employees could elect to have payroll deductions made to purchase common stock at a discount. In 2001, 16,954 shares of common stock were issued under the 1997 Stock Purchase Plan. During 2002 and 2001, 7,486 and 3,118 shares, respectively, of common stock were issued under the 2001 Stock Purchase Plan. The Company terminated the 2001 Stock Purchase Plan effective December 31, 2002.

A summary of stock option activity under the 2003 Equity Plan and the 1995 Stock Option Plan follows:

	Shares Under Option	Average Price Per Share
Outstanding, December 31, 2000	176,212	$217.00
Granted in 2001	12,875	43.75
Cancelled	13,767	226.75

Outstanding, December 30, 2001	175,320	203.50
Granted in 2002	2,300	23.25
Cancelled	64,115	264.00

Outstanding, December 29, 2002	113,505	165.75
Granted in 2003	676,100	9.04
Cancelled	100,007	156.98

Outstanding, December 28, 2003	689,598	$13.36

Exercisable, December 30, 2001	112,595	$268.50

Exercisable, December 29, 2002	79,042	$213.75

Exercisable, December 28, 2003	99,880	$38.43

The following table summarizes options outstanding and options exercisable under the 2003 Equity Plan and the 1995 Stock Option Plan as of December 28, 2003, and the related weighted average remaining contractual life (years) and weighted average exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life	Average Exercise Price	Options Exercisable	Average Exercise Price
$ 7.80—$ 10.00	504,700	9.4	$8.13	61,245	$7.81
$ 10.01—$ 20.00	171,400	9.3	11.70	25,897	11.70
$ 20.01—$100.00	2,994	6.6	63.04	2,234	63.11
$100.01—$576.96	10,504	4.7	277.60	10,504	277.60

	689,598	9.3	$13.36	99,880	$38.43

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

On February 6, 1996, the Company declared a dividend of one nonvoting preferred share purchase right (a “Right”) for each outstanding share of common stock. This dividend was paid on February 27, 1996 to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 20% of the common stock, each right would become exercisable (the “Distribution Date”). Each Right entitled the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of preferred stock, subject to adjustment. In addition, each Right entitled the right holder to certain other rights as specified in the Company’s rights agreement. The Rights are not exercisable prior to the Distribution Date. In March 2003, the agreement governing the Rights was amended to permit the issuance of capital stock and warrants to holders of the 5.75% Notes and the senior lenders in the Company’s financial restructuring without causing the Rights to become exercisable even though certain of these holders and senior lenders received a beneficial interest in more than 20% of the common stock as a result of the transactions.

14.    Income Taxes:

The provision (benefit) for income taxes for 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Income (loss) before income taxes and cumulative effect of change in accounting principle	$79,615	$(107,427)	$(76,364)

Provision (benefit) for income taxes:
Current benefit
Federal	$(15,618)	$(20,530)	$(11,858)
State	50	(235)	(169)

Total current benefit	(15,568)	(20,765)	(12,027)

Deferred provision
Federal	4,184	21,368	2,235
State	(1,884)	—	106

Total deferred provision	2,300	21,368	2,341

Total provision (benefit) for income taxes	$(13,268)	$603	$(9,686)

The reconciliation of the effective tax rate is as follows:

	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.4	—	4.3
Effect of cancellation of debt instrument	(62.8)	—	—
Effect of NOL impairment	177.3	—	—
Effect of increase in valuation allowances	(170.9)	(34.3)	(23.1)
Effect of nondeductible amortization and other	1.3	(1.3)	(3.5)

Total	(16.7)%	(0.6)%	12.7%

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The Company recorded an income tax benefit of $13,268 in the fourth quarter of 2003 related to certain federal tax benefits recognized after the completion of a review by the IRS of the Company’s federal income tax returns for the years 1996 through 2002.

The components of the Company’s net deferred tax liability were as follows at December 28, 2003 and December 29, 2002:

	2003	2002
Deferred income tax assets:
Goodwill impairment	$27,914	$76,428
Accrued workers’ compensation and other	2,990	2,557
Allowance for doubtful accounts	1,172	964
Accrued benefits	3,480	1,498
Net operating loss carryforward	5,123	101,983
Other	11,493	7,409
Valuation allowances	(51,070)	(187,111)

Total deferred tax assets	$1,102	$3,728

Deferred tax liabilities:
Property and equipment	$3,022	$3,734
Other	722	336

Total deferred tax liabilities	$3,744	$4,070

Net deferred tax liability (included in Other Long-term Liabilities)	$2,642	$342

As of December 28, 2003 and December 29, 2002, the Company had deferred income tax assets of $27,914 and $76,428, respectively, related to the goodwill impairment charges recorded by the Company. The Company also had federal and state net operating loss carryforwards with a tax benefit of $5,123 and $101,983, respectively, most of which expire primarily after the year 2012. The Company has recorded valuation allowances totaling $51,070 and $187,111 as of December 28, 2003 and December 29, 2002, respectively, primarily related to the goodwill impairment, net operating loss carryforwards and the loss on the sale of one of the Company’s Technology Services offices in Dallas. These valuation allowances were recorded as the Company concluded it is more likely than not that these deferred income tax assets would not be realized. Although realization is not assured, the Company has concluded that it is more likely than not that the remaining deferred tax assets will be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the net deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

15.    Earnings Per Share:

The following table reconciles net income (loss) and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of 2003, 2002 and 2001:

	2003	2002	2001
Basic and diluted earnings per share:
Income (loss) before cumulative effect of change in accounting principle	$92,883	$(108,030)	$(66,678)
Add: Interest expense on 5.75% Notes, net of tax	—	—	—

Diluted income (loss) before cumulative effect of change in accounting principle	92,883	(108,030)	(66,678)
Cumulative effect of change in accounting principle	—	(242,497)	—

Diluted net income (loss)	$92,883	$(350,527)	$(66,678)

Weighted average common shares outstanding	4,643,598	1,070,226	1,060,136
Add: Dilutive employee stock options	—	—	—
Add: Assumed conversion of 5.75% Notes	—	—	—

Diluted weighted average common shares outstanding	4,643,598	1,070,226	1,060,136

Basic and diluted earnings per share:
Income (loss) before cumulative effect of change in accounting principle	$(20.00)	$(100.95)	$(62.90)
Cumulative effect of change in accounting principle	—	(226.58)	—

Net income (loss)	$(20.00)	$(327.53)	$(62.90)

Stock options to purchase 689,598, 113,505 and 175,320 shares of common stock were outstanding for 2003, 2002 and 2001, respectively, but were excluded from the computation of earnings per diluted share because their effect was antidilutive. The conversion of the 5.75% Notes into common shares was excluded from the computation of earnings per diluted share in 2003, 2002 and 2001 because their effect was antidilutive. The common stock purchase warrants issued in 2003, which entitle the lenders under the Credit Facility to purchase a total of 768,997 shares of common stock, were also excluded from the computation of earnings per diluted share because their effect was antidilutive.

16.    Financial Instruments:

Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and the 5.75% Notes approximated the book value at December 28, 2003, due to the short-term nature of these instruments. The fair value of the Company’s borrowings under the revolving credit facility and

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

other long-term debt approximated the book value at December 28, 2003 because of the variable rate associated with the borrowings. See Note 2, “Comprehensive Financial Restructuring.”

Concentration of Credit Risk

The Company maintains cash and cash equivalents with various financial institutions, that at times exceeds federally insured limits.

Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers in the ordinary course of its business.

17.    Commitments and Contingencies:

Operating Leases

The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Total rent expense under operating leases amounted to $7,306, $8,813 and $10,692 for 2003, 2002 and 2001, respectively. Operating leases for facilities are usually renewable at the Company’s option and include escalation clauses linked to inflation.

Future minimum annual rentals for the next five years are as follows:

	Gross Rentals	Sublease Income	Net Rentals
2004	$8,753	$(1,275)	$7,478
2005	7,031	(1,158)	5,873
2006	4,568	(723)	3,845
2007	2,847	(598)	2,249
2008	1,280	(510)	770
Thereafter	2,013	(488)	1,525

	$26,492	$(4,752)	$21,740

Insurance

The Company maintains self-insurance programs for workers’ compensation and medical and dental claims. The Company limits its exposure for workers’ compensation and medical claims through stop loss arrangements with third party insurance companies. The Company accrues liabilities under the workers’ compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 28, 2003, the Company had standby letters of credit with a bank in connection with a portion of its workers’ compensation program.

The Company is subject to claims and legal actions in the ordinary course of business. The Company maintains professional liability insurance for most of these losses.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Employment Agreements

The Company has agreements with several executive officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs.

Legal Proceedings

The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

18.    Segment Information:

The Company is organized in two segments: Technology Services and Staffing Services. Technology Services provides technical staffing, training and information technology consulting services and technology tools for human capital management. Staffing Services provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before unallocated corporate expenses, restructuring and rationalization charges, stock option compensation, amortization of goodwill and intangible assets, interest expense, gain (loss) on financial restructuring, net and income taxes. Because of the Company’s substantial goodwill, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for Technology Services and Staffing Services for 2003, 2002 and 2001:

Operating Results

	2003	2002	2001
Revenues
Technology Services	$244,319	$295,387	$447,862
Staffing Services	250,228	262,361	284,465

Total revenues	494,547	557,748	732,327
Gross profit
Technology Services	56,852	72,007	114,524
Staffing Services	49,798	57,794	77,144

Total gross profit	106,650	129,801	191,668
Segment operating income
Technology Services	9,956	13,457	28,994
Staffing Services	9,785	11,263	18,161

Total segment operating income, as defined	19,741	24,720	47,155
Unallocated corporate expenses	14,356	16,161	16,050
Amortization of goodwill and intangible assets	202	472	16,278
Goodwill impairment	—	89,935	56,779
Restructuring and rationalization charges	2,503	4,650	15,259
Stock option compensation expense	570	—	—
Interest expense	5,522	17,301	18,278
Gain (loss) on financial restructuring, net	83,027	(3,628)	(875)

Income (loss) before income taxes and cumulative effect of change in accounting principle	$79,615	$(107,427)	$(76,364)

Other Financial Information

Accounts receivable, net
Technology Services	$49,849	$46,318
Staffing Services	25,853	29,860

Total accounts receivable, net	$75,702	$76,178

Venturi Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

19.    Summary of Quarterly Financial Information (Unaudited):

The following table sets forth quarterly financial information for each quarter in 2003 and 2002:

	2003
	First	Second	Third	Fourth
Revenues	$120,716	$122,509	$124,222	$127,100
Gross profit	25,075	26,638	27,265	27,672
Restructuring and rationalization charges	(99)	(2,016)	(236)	(152)
Stock option compensation expense	—	—	(267)	(303)
Operating income (loss)	(1,806)	(844)	2,282	2,478
Gain (loss) on financial restructuring, net	(1,501)	84,634	(28)	(78)
Net income (loss)	(7,699)	83,046	2,058	15,478
Diluted earnings per share	$(7.16)	$15.61	$0.33	$2.54

	2002
	First	Second	Third	Fourth
Revenues	$142,053	$141,732	$137,681	$136,282
Gross profit	33,761	33,349	31,716	30,975
Goodwill impairment	—	—	—	(89,935)
Restructuring and rationalization charges	(258)	(668)	(452)	(3,272)
Operating income (loss)	1,500	1,687	2,131	(91,816)
Gain (loss) on financial restructuring, net	(5)	(680)	(549)	(2,394)
Cumulative effect of change in accounting principle, net of taxes	(242,497)	—	—	—
Net loss	(249,631)	(2,721)	(2,159)	(96,016)
Diluted earnings per share	$(233.75)	$(2.55)	$(2.02)	$(89.44)

Venturi Partners, Inc. and Subsidiaries

Unaudited Consolidated Statements of Operations

For the Nine Months Ended September 26, 2004 and September 28, 2003

(in thousands, except per share data)

	Nine months ended
	Sept. 26, 2004	Sept. 28, 2003
Revenues	$403,374	$367,447
Direct costs of services	318,179	288,469

Gross profit	85,195	78,978
Operating expenses:
Selling, general and administrative	73,217	72,749
Depreciation and amortization	3,081	3,980
Goodwill impairment	41,700	—
Restructuring and rationalization charges	3,396	2,351
Stock option compensation (income)	(304)	267

Operating income (loss)	(35,895)	(369)
Interest expense	876	5,332
Gain (loss) on financial restructuring, net	—	83,105

Income (loss) before income taxes	(36,771)	77,404
Provision (benefit) for income taxes	(422)	—

Net income (loss)	$(36,349)	$77,404

Basic earnings per common share	$(5.97)	$18.60
Diluted earnings per common share	$(5.97)	$18.60
Weighted average basic shares outstanding	6,089,938	4,161,484
Weighted average diluted shares outstanding	6,089,938	4,161,484

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc. and Subsidiaries

Unaudited Consolidated Balance Sheets

September 26, 2004 and December 28, 2003

(in thousands, except share data)

	September 26, 2004	December 28, 2003
Assets
Current Assets:
Cash and cash equivalents	$1,059	$508
Accounts receivable, net of allowance for doubtful accounts of $3,610 and $3,487 in 2004 and 2003, respectively	80,009	75,702
Prepaid expenses and other current assets	3,708	4,527
Recoverable income taxes	—	35

Total current assets	84,776	80,772

Property and equipment, net	6,657	9,271
Goodwill	61,832	103,532
Other assets	797	785

Total assets	$154,062	$194,360

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$56,392	$370
Accounts payable	10,958	15,471
Accrued wages, benefits and other	47,098	39,737

Total current liabilities	114,448	55,578

Long-term debt—
Convertible subordinated notes	—	5,339
Revolving credit facility	—	55,264
Other long-term liabilities	11,586	13,498

Total liabilities	126,034	129,679

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $.01 par value; shares authorized 5,000; no shares issued and outstanding	—	—
Common stock, $.01 par value; shares authorized 95,000; 6,090 shares issued and outstanding	61	61
Additional paid-in capital	295,977	296,281
Retained earnings (accumulated deficit)	(268,010)	(231,661)

Total shareholders’ equity	28,028	64,681

Total liabilities and shareholders’ equity	$154,062	$194,360

The accompanying notes are an integral part of these balance sheets.

Venturi Partners, Inc. and Subsidiaries

Unaudited Consolidated Statements of Shareholders’ Equity

For the Nine Months Ended September 26, 2004

(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount
Balance, December 28, 2003	6,090	$61	$296,281	($231,661)	$64,681
Stock option compensation	—	—	(304)	—	(304)
Net loss	—	—	—	(36,349)	(36,349)

Balance, September 26, 2004	6,090	$61	$295,977	($268,010)	$28,028

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc. and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

For the Nine Months Ended September 26, 2004 and September 28, 2003

(in thousands)

	Nine months ended
	Sept. 26, 2004	Sept. 28, 2003
Cash flows from operating activities:
Net income (loss)	$(36,349)	$77,404
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,081	3,980
Amortization of deferred gain on financial restructuring, net	(2,961)	(1,811)
Goodwill impairment	41,700	—
Stock option compensation	(304)	267
Gain on financial restructuring, net	—	(83,105)
Deferred income taxes	(632)	—
Changes in assets and liabilities:
Accounts receivable	(4,307)	3,785
Recoverable income taxes	35	25,351
Accounts payable and accrued liabilities	1,770	273
Other, net	959	956

Net cash provided by operating activities	2,992	27,100

Cash flows from investing activities:
Purchase of property and equipment, net	(467)	(642)

Net cash used in investing activities	(467)	(642)

Cash flows from financing activities:
Repayments under credit facility	(11,900)	(47,700)
Borrowings under credit facility	15,900	6,000
Repayment of 5.75% Convertible Subordinated Notes	(5,339)	—
Credit facility amendment fees	(354)	(1,680)
Repayments of other debt, net	(281)	(648)
Restructuring payments to bondholders	—	(1,314)
Payment for fractional shares in reverse stock split	—	(4)

Net cash used in financing activities	(1,974)	(45,346)

Net increase (decrease) in cash and cash equivalents	551	(18,888)
Cash and cash equivalents at beginning of period	508	22,623

Cash and cash equivalents at end of period	$1,059	$3,735

Supplemental cash flow information:
Cash payments during the period for—
Interest	$3,612	$9,507
Income taxes	154	2

The accompanying notes are an integral part of these statements.

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(dollars in thousands, except per share data)

1.    General

The unaudited consolidated financial statements included herein have been prepared in accordance with the instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles; however, they do include all adjustments of a normal recurring nature that, in the opinion of management, are necessary to present fairly the results of operations of Venturi Partners, Inc. and its subsidiaries (collectively, the “Company”) for the interim periods presented. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2003. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire year.

2.    Subsequent Events

On September 30, 2004, the Company and certain of its subsidiaries completed a merger transaction with COMSYS Holding, Inc. In the merger, VTP, Inc., a subsidiary of the Company, merged with and into COMSYS Holding, Inc. COMSYS Holding continued as the surviving entity and is now a wholly owned subsidiary of the Company. In connection with the merger, the Company issued new shares of its common stock to stockholders of COMSYS Holding, which resulted in former COMSYS Holding stockholders owning approximately 55.4% of the Company’s outstanding common stock on a fully diluted basis. The Company also amended and restated its charter to, among other things, change its name to “COMSYS IT Partners, Inc.” The merger was intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

In connection with the merger, and as a condition to its closing, on September 30, 2004, the Company sold its Staffing Services business to Compass CS, Inc. (“Compass”) for $30,300 in cash. After provision for certain escrows and the payment of transaction expenses, the Company received approximately $25,500 in net cash proceeds from this sale transaction, which it used to repay indebtedness. The stock purchase agreement provides for a closing balance sheet adjustment, which will be calculated in the fourth quarter of fiscal 2004. The purchaser in this transaction is affiliated with The Compass Group International LLC, the parent entity of two of the largest stockholders of the Company. A member of the Company’s board of directors is a director of Compass CS, as well as a principal of The Compass Group International LLC and another Compass Group principal serves as a board observer for the Company’s Board of Directors.

In connection with the consummation of the merger, the Company and its U.S. subsidiaries entered into a Credit Agreement with Merrill Lynch Capital, as administrative agent, ING Capital LLC, as documentation agent, GMAC Commercial Finance LLC, as syndication agent, and a syndicate of lenders. The Credit Agreement provides for a two-year term loan of $15,000, which was funded on September 30, 2004, and which is scheduled to be repaid in eight equal quarterly principal installments commencing on December 31, 2004, and a five-year revolving credit facility of up to $100,000. The term loan bears interest at LIBOR plus 3.0% or, at the Company’s option, the prime rate plus 2.0% per annum. Revolving credit facility loans bear interest at LIBOR plus a margin that can range from 2.25% to 2.50% or, at the Company’s option, the prime rate plus a margin that can range from 1.25% to 1.50%, each depending on the Company’s total debt to adjusted EBITDA ratio. The Credit Agreement also provides for a quarterly commitment fee of 0.5% per annum of the unused portion of the revolving credit facility and fees for each letter of credit issued under the facility. The Company and certain of its subsidiaries guarantee the loans and obligations under the Credit Agreement. The loans and obligations of the Company and its subsidiaries under the Credit Agreement and guarantees are secured by a perfected first priority

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

security interest in substantially all of the assets of the Company and its U.S. subsidiaries, as well as the shares of capital stock of the Company’s direct and indirect U.S. subsidiaries and 65% of the capital stock of its direct and indirect non-U.S. subsidiaries.

In addition, the Company and its U.S. subsidiaries, entered into a Term Loan Credit Agreement with Merrill Lynch Capital, as administrative agent, Heritage Bank, SSB, as collateral agent, and a syndicate of lenders. The Term Loan Credit Agreement provides for a term loan of $70,000, which was funded on September 30, 2004, and which matures on April 30, 2010. The term loan bears interest at LIBOR plus 7.5% or, at the Company’s option, the prime rate plus 6.5%. The Company and certain of its subsidiaries guarantee the loans and obligations under the Term Loan Credit Agreement. The loans and obligations of the Company and its subsidiaries under the Term Loan Credit Agreement and guarantees are secured by a second priority security interest in substantially all of the assets of the Company and its U.S. subsidiaries, as well as the shares of capital stock of the Company’s direct and indirect U.S. subsidiaries and 65% of the capital stock of its direct and indirect non-U.S. subsidiaries.

The Company’s total outstanding indebtedness on September 30, 2004 consisted of approximately $135,000, which included approximately (1) $15,000 under the term loan at an interest rate of LIBOR plus 3.0%, (2) $50,000 under the revolving credit facility at an interest rate of LIBOR plus 2.5%, and (3) $70,000 under the Term Loan Credit Agreement at an interest rate of LIBOR plus 7.5%. The excess availability under the revolving credit facility on September 30, 2004 was approximately $19,000, which is net of required reserves for merger related restructuring costs of $23,000 and a minimum availability amount of $5,000.

In connection with the merger, the Company entered into a second amendment to its Amended and Restated Rights Agreement dated as of April 14, 2003. This amendment generally provided that the Rights (as defined in the rights agreement) would not become exercisable as a result of execution of the merger agreement and completion of the transactions contemplated thereby. The amendment also provided that the rights agreement would terminate immediately prior to the effectiveness of the merger.

3.    2003 Comprehensive Financial Restructuring

In April 2003, the Company completed a comprehensive financial restructuring with its senior lenders and the holders of $109,661 outstanding principal amount of its 5.75% Convertible Subordinated Notes due 2004 (the “5.75% Notes”) in which it issued new shares of the Company’s capital stock to the participating noteholders in exchange for their 5.75% Notes (the “Exchange Transaction”). In the Exchange Transaction, the participating noteholders in the aggregate received $3,153 in cash and 5,015,349 shares of common stock (after conversion of preferred stock initially issued in the Exchange Transaction), which represented approximately 82% of the Company’s outstanding capital stock immediately after the Exchange Transaction. The Company’s existing shareholders retained ownership of their outstanding 1,075,248 shares of common stock, which represented approximately 18% of the outstanding capital stock.

To facilitate the closing of the Exchange Transaction, the Company also restructured its senior debt (the “Senior Debt Restructuring”). In the Senior Debt Restructuring, the senior lenders forgave indebtedness in the amount of $10,300, eliminated existing equity appreciation rights associated with the revolving credit facility and agreed to certain further amendments. As a result of the Exchange Transaction and the Senior Debt Restructuring, the Company used substantially all of its cash on hand, after payment of transaction expenses, to repay $37,985 of its outstanding credit facility and eliminated an additional $119,961 of its outstanding indebtedness, which resulted in substantial reductions in the Company’s interest expense. No provision for income taxes was recorded in 2003 since the gain from financial restructuring was not subject to income tax.

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

The amended revolving credit facility (the “Restructuring Credit Facility”) provided for a $70,700 revolving line of credit due November 1, 2004. The Company issued common stock purchase warrants to the lenders under the Restructuring Credit Facility entitling them to purchase a total of 768,997 shares of common stock, or 10% of the outstanding common stock on a fully diluted basis as of the closing date of the financial restructuring. The Company engaged an independent valuation firm to assist in the determination of the fair value of these warrants and recorded $1,538 as additional shareholders’ equity with a corresponding reduction in the related outstanding senior debt. These warrants are exercisable in whole or part over a 10-year period at an exercise price of $7.8025 per share, which was based on an assumed equity valuation for the Company of $60,000. The exercise price for these warrants exceeded the estimated fair value of the underlying equity at the issuance date.

The Company entered into an agreement with each of the former noteholders participating in the Exchange Transaction and each of its senior lenders to provide them with registration rights with respect to the shares of common stock issued in the financial restructuring and the shares of common stock issuable upon exercise of the warrants, as applicable.

4.     Stock Options

The Company has adopted Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The Company plans to continue using the intrinsic-value method of accounting for stock-based awards granted to employees and, accordingly, does not currently recognize compensation expense for its stock-based awards to employees in the Consolidated Statements of Operations, except primarily for the variable options described below.

In March 2000, the FASB issued Financial Accounting Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FIN 44 requires that stock options issued within six months of the cancellation date of prior options be accounted for as variable stock options. Because most of the options granted by the Company under the 2003 Equity Incentive Plan prior to December 28, 2003 were granted within six months from the date that options granted to the same recipients under the 1995 Stock Option Plan were cancelled, these new stock options are subject to variable accounting until they are exercised, forfeited or expire unexercised.

The following disclosures are presented to reflect the Company’s pro forma net income (loss) for the periods ended September 26, 2004 and September 28, 2003 as if the Company had applied the fair value recognition provision of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation. In preparing these disclosures, the Company has determined the value of all outstanding stock options granted under the 1995 Stock Option Plan, which was terminated, and the Company’s 2003 Equity Incentive Plan, in each case using the Black-Scholes model and based on the following weighted average assumptions used for grants:

	Period Ended Sept. 26, 2004	Period Ended Sept. 28, 2003
Risk-free interest rate	3.1%	3.1%
Expected dividend yield	0.0%	0.0%
Expected life	5	5
Expected volatility	81.7%	84.4%

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

The fair value of stock options granted under the 2003 Equity Plan in the first nine months of 2004 and the first nine months of 2003 was approximately $38 and $2,556, respectively. Had compensation expense been determined consistent with the fair value method, utilizing the assumptions set forth above and the straight-line amortization method over the vesting period, the Company’s net income (loss) would have reflected the following pro forma amounts:

	Sept. 26, 2004	Sept. 28, 2003	Sept. 26, 2004	Sept. 28, 2003
Net income (loss), as reported	$1,435	$2,058	$(36,349)	$77,404
Add: Stock option compensation included in reported net income	(1,128)	267	(304)	267
Deduct: Stock option compensation determined using a fair value based method for all awards	(223)	(272)	(771)	(508)
Tax effect	540	2	430	97

Pro forma net income (loss)	$624	$2,055	$(36,994)	$77,260

Earnings per share, as reported:
Basic	$0.24	$0.34	$(5.97)	$18.60
Diluted	$0.23	$0.33	$(5.97)	$18.60
Pro forma earnings per share:
Basic	$0.10	$0.34	$(6.07)	$18.57
Diluted	$0.10	0.33	(6.07)	18.57

5.    Restructuring Charges and Transaction Related Costs

The Company recorded $3,304 in the third quarter of 2004 related to professional services rendered in connection with the merger with COMSYS Holding and the sale of the Staffing Services division. Approximately $2,548 of these fees related to the Company’s merger with COMSYS Holding and the remaining $756 related to the sale of the Staffing Services division.

Beginning in 2001, the Company implemented a plan to restructure and rationalize certain operations. The Company recorded charges totaling $92 and $236, in the third quarter of 2004 and the third quarter of 2003, respectively, primarily related to lease termination and employee severance costs.

Following is a summary of the accrued liability for cash restructuring and rationalization charges for the period ended September 26, 2004:

	Employee Severance	Lease Costs	Professional Fees	Total
Accrued liability at December 28, 2003	$26	$4,733	$—	$4,759
Cash payments	(20)	(525)	—	(545)

Accrued liability at March 28, 2004	6	4,208	—	4,214
Cash payments	—	(452)	—	(452)

Accrued liability at June 27, 2004	6	3,756	—	3,762
Charges	—	92	3,304	3,396
Cash payments	—	(405)	(1,723)	(2,128)

Accrued liability at September 26, 2004	$6	$3,443	$1,581	$5,030

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

The accrued professional fees were substantially paid at the closing of the merger and sale transactions (see Note 2). Of the remaining accrued liability at September 26, 2004, the Company expects to pay approximately $1,565 over the next 12 months and the balance, which primarily consists of lease payments, over the following seven years. In connection with the sale of the Commercial Staffing division, the buyer assumed up to $745 of accrued restructuring costs, which primarily consists of lease costs.

6.    Goodwill

The Company completed its annual impairment assessment in the fourth quarter of 2003 and determined there was no further impairment at that time. In order to assess the fair value of its goodwill, the Company engaged an independent valuation firm to assist in determining the fair value. The fair value of each of the Company’s two reporting units was calculated as of December 28, 2003 on an enterprise value basis using the market multiple and discounted cash flow approaches. Under the market multiple approach, market ratios and performance fundamentals relating to similar public companies’ stock prices or enterprise values were applied to the reporting units to determine their enterprise value. Under the discounted cash flow approach, the indicated enterprise value was determined using the present value of the projected future cash flows to be generated considering appropriate discount rates. The discount rates used in the calculation reflected all associated risks of realizing the projected future cash flows. Certain of the valuation assumptions were based on management’s expectations for future performance of the Technology Services and Staffing Services reporting units. These assumptions include the expected time frame of technology spending and broader economic recoveries as well as future growth rates in the Technology Services and Staffing Services businesses. A discount rate of 16-17% was utilized in the discounted cash flow valuation approach due principally to the inherent uncertainties associated with these assumptions.

Subsequent to March 28, 2004, the Company entered into substantive negotiations with Compass for the sale of its Staffing Services division. The negotiations were concluded in July 2004. The Company recognized an impairment loss of $41,700 associated with Staffing Service’s goodwill in the second fiscal quarter of 2004 based on the estimated proceeds to be received in connection with the Stock Purchase Agreement. The primary reasons for impairment were, among other factors, the downward adjustment in projected results of the Staffing Services division, caused in part by the loss of certain key customers, and increased discounting of those future results based on the current assessment of risk inherent in the business.

7.    Debt

The Company’s debt consisted of the following at September 26, 2004 and December 28, 2003:

	Sept. 26, 2004	December 28, 2003
5.75% Notes due July 2004	$—	$5,339
Revolving credit facility	54,000	50,000
Deferred gain on financial restructuring, net	2,303	5,264
Other	89	370

	56,392	60,973
Less current portion	56,392	370

	$—	$60,603

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

The 5.75% Notes were due in July 2004, and were paid in full at their stated maturity.

Subsequent to September 26, 2004, the merger and sale transactions were completed. As a result, the revolving credit facility was paid in full and the Company entered into new financing arrangements. See Note 2 for a complete description of the transactions and related financing agreements.

For the nine months ended September 26, 2004, interest expense was $876, which was net of amortization of deferred gain on financial restructuring of $2,961.

8.    Earnings Per Share

The following table reconciles net income (loss) and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the nine-month periods ended September 26, 2004 and September 28, 2003:

	Nine months ended
	Sept. 26, 2004	Sept. 28, 2003
Basic and diluted earnings per share:
Net income (loss)	$(36,349)	$77,404

Weighted average common shares outstanding	6,089,938	4,161,484
Add: Dilutive stock options and warrants	—	—
Add: Assumed conversion of 5.75% Notes	—	—

Diluted weighted average common shares outstanding	6,089,938	4,161,484

Earnings per share:
Basic	$(5.97)	$18.60
Diluted	$(5.97)	$18.60

Stock options to purchase 186,895 and 339,075 shares of Common Stock were outstanding under the 2003 Equity Incentive Plan and the 1995 Stock Option Plan during the quarters ended September 26, 2004 and September 28, 2003, respectively, but were excluded from the computation of earnings per diluted share because their effect was antidilutive. The common stock purchase warrants issued in 2003, which entitle the lenders under the Restructuring Credit Facility to purchase a total of 768,997 shares of common stock, were also excluded from the computation of earnings per diluted shares for the quarter ended September 28, 2003 because their effect was antidilutive.

9.    Commitments and Contingencies

The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

During the first quarter of 2004, the Company entered into a significant new lease agreement for its Corporate offices with rent (approximately $257 per year and escalating annually) commencing December 1, 2004 and ending December 31, 2014. As a result of the merger, the Company does not expect to occupy these offices and will attempt to mitigate its obligations under this lease.

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

10.    Segment Information:

Prior to the completion of the merger and sale transactions discussed above, we were organized in two segments: Technology Services and Staffing Services. Technology Services provides technical staffing, training and information technology consulting services and technology tools for human capital management. Staffing Services provides temporary staffing services, placement of full-time employees and on-site management of temporary employees. The Company evaluates segment performance based on income from operations before unallocated corporate expenses, restructuring and rationalization charges, stock option compensation, amortization of goodwill and intangible assets, interest expense, gain (loss) on financial restructuring, net, and income taxes. Because of the Company’s substantial goodwill, management does not consider total assets by segment an important management tool and, accordingly, the Company does not report this information separately. The table below presents segment information for Technology Services and Staffing Services for the nine-month periods ended September 26, 2004 and September 28, 2003:

	Nine months ended
	Sept. 26, 2004	Sept. 28, 2003
Total revenues
Technology Services	$202,374	$181,302
Staffing Services	201,000	186,145

Total revenues	403,374	367,447
Gross profit
Technology Services	46,717	42,038
Staffing Services	38,478	36,940

Total gross profit	85,195	78,978
Operating income
Technology Services	10,586	6,872
Staffing Services	8,540	6,452

Total segment operating income, as defined	19,126	13,324

Unallocated corporate expenses	10,229	10,903
Goodwill impairment	41,700	—
Restructuring and rationalization charges	3,396	2,351
Stock option compensation expense (income)	(304)	267
Amortization of intangible assets	—	172
Interest expense	876	5,332
Gain on financial restructuring, net	—	83,105

Income (loss) before income taxes	$(36,771)	$77,404

Venturi Partners, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements—(Continued)

(dollars in thousands, except per share data)

The following table sets forth identifiable assets by segment at September 26, 2004 and December 28, 2003:

	Sept. 26, 2004	December 28, 2003
Accounts receivable, net
Technology Services	$51,757	$49,849
Staffing Services	28,252	25,853

Total accounts receivable, net	$80,009	$75,702

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

COMSYS IT Partners, Inc.

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Robert W. Baird & Co.

Harris Nesbitt

SunTrust Robinson Humphrey

                , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by the Registrant in connection with the registration of the common stock.

SEC registration fee		$7,062
NASD filing fee		6,500
Nasdaq listing fee		*
Selling stockholders expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers.

Delaware Law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Indemnification Agreements

We have entered into indemnification agreements with our Group A directors under which we have agreed to indemnify such directors for any damages, judgments, fines, penalties, amounts paid in settlement and costs, attorneys’ fees and any other expenses of establishing a right to indemnification under such indemnification agreements in connection with any threatened, pending or completed claim, action, suit or proceeding in which such directors were involved as parties or otherwise by reason of the fact that they are or were directors of our corporation, or served at our request as directors, trustees, officers, employees or agents of another entity, trust or enterprise, provided that (i) such directors acted in good faith and in a manner which they reasonably believed in or not opposed to the best interest of our corporation, and (ii) in the case of a criminal proceeding, in addition had no reasonable cause to believe that their conduct was unlawful. Under these indemnification agreements, we are obligated to advance expenses to our Group A directors (except the amount of any settlement), subject to our receipt of the requisite undertaking by such directors to repay such advances, if it is ultimately determined that such expenses were not reasonable or that such directors are not entitled to indemnification.

Notwithstanding the foregoing, we are not obligated to indemnify any of our Group A directors in connection with any claim made against such director: (i) to the extent that payment is actually made to such director under a valid, enforceable and collectible insurance policy; (ii) to the extent that such director is indemnified and actually paid otherwise than pursuant to the indemnification agreement; (iii) in connection with a judicial action by or in the right of our corporation, in respect of any claim as to which such director is adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless there is a court determination to the contrary; (iv) if it is proved by final adjudication to have been based upon or attributable to such director’s gain of any personal profit or advantage to which he was not legally entitled; (v) for a disgorgement of profits made from the purchase and sale by such director of securities pursuant to Section 16(b) of the Exchange Act, or similar provisions of any state statutory law or common law; (vi) for certain acts of active and deliberate dishonesty; and (vii) when indemnification is prohibited by applicable law.

In addition, COMSYS Holding, our subsidiary, is a party to indemnification agreements with certain of our executive officers, including Michael T. Willis, who also serves as our Group B director. Pursuant to such indemnification agreements, COMSYS Holding is obligated to indemnify each such officer to the fullest extent permitted by our certificate of incorporation, our bylaws and applicable law, as the same exists or may hereafter be amended or replaced (but only to the extent that such change authorizes broader indemnification rights than were permitted prior thereto). COMSYS Holding will indemnify each such indemnitee against any and all expenses or losses in the event any such indemnitee was, is or becomes party to, or was or is threatened to be made party to, or was or is otherwise involved in, any proceeding, whether civil, criminal, administrative or investigative, by virtue of his or her status as director, officer, employee, partner, member, manager, trustee, fiduciary or agent of our corporation or another entity, trust or enterprise (when holding such corporate status at COMSYS Holding’s request). COMSYS Holding also agreed to indemnify such indemnitee against any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the indemnification agreement. Notwithstanding the foregoing, no indemnification obligations arise (i) in the event a proceeding was initiated or brought voluntarily by such indemnitee against COMSYS Holding or its directors, officers, employees or other indemnities and the board of directors has not authorized or consented to the initiation of such proceeding, or (ii) for an accounting of profits made from the purchase and sale by such indemnitee of COMSYS Holding securities within the meaning of Section 16(b) of the Exchange Act or any similar successor statute.

COMSYS Holding also agreed to indemnify any indemnitee who, by reason of his or her corporate status described in the immediately preceding paragraph, is a witness in any proceeding to which such person is not a party, against all expenses actually and reasonably paid or incurred by such indemnitee in connection therewith. COMSYS Holding is also obligated to advance any expenses (except the amount of any settlement) actually and reasonably paid or incurred by the indemnitee in connection with any proceeding (except those proceedings initiated by such indemnitee which are not authorized by the board of directors) to the fullest extent permitted by law upon delivery of the requisite undertaking to repay such advances, if it is ultimately adjudicated that such person is not entitled to indemnification.

Merger Agreement

The Agreement and Plan of Merger dated as of July 19, 2004, as amended, referred to as the merger agreement, provides for the continuation, after the merger, of all rights to indemnification by COMSYS Holding or any of its subsidiaries in favor of any person or entity who is, has been, or becomes prior to the effective time of the merger an officer, director or employee of COMSYS Holding or any of its subsidiaries, any person who acts as a fiduciary under any employee benefit plan of COMSYS Holding or its subsidiaries, and any other person whom COMSYS Holding has designated in its certificate of incorporation as being entitled to indemnification rights. We will be responsible for paying and performing such indemnification obligations.

The merger agreement provides that for six years after the merger, we will indemnify and defend the indemnified parties referenced above and hold them harmless against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in these capacities that occurred at or prior to the merger. We will also reimburse each such indemnified party for any legal or other expenses they reasonably incur in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as the expenses are incurred.

In addition, for a period of at least six years following the merger, we will maintain directors’ and officers’ liability insurance for the benefit of our present and former officers and directors with respect to claims arising from actions or omissions occurring before the merger. This insurance must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as the coverage currently provided to these individuals, subject to the limitation that we will not be required to spend an amount in any year that is more than 300% of the aggregate annual premiums we currently pay for this insurance.

Item 15.    Recent Sales of Unregistered Securities.

We previously disclosed in a current report on Form 8-K filed with the SEC on October 6, 2004, that, in connection with the consummation of the merger of Venturi and Old COMSYS on September 30, 2004, we issued a total of approximately 9.372 million shares of common stock to the Old COMSYS stockholders in the merger representing 55.4% of our outstanding common stock on a fully diluted basis. In addition, Wachovia Investors, Inc., the holder of Old COMSYS’ subordinated debt, exchanged approximately $22.4 million of such debt for approximately 22,400 shares of our new Series A-1 preferred stock. In connection with these issuances, we relied upon the exemption from registration available under Rule 506 of Regulation D and Section 4(2) of the

Securities Act of 1933, as amended. The transaction did not involve any public offering and was otherwise in compliance with the requirements of Rule 506.

Item 16.    Exhibits and Financial Statement Schedules.

(a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger dated as of July 19, 2004 among the Company, Venturi Technology Partners, LLC, VTP, Inc., COMSYS Information Technology Services, Inc., COMSYS Holding, Inc. and certain COMSYS Holding stockholders named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on July 21, 2004).

2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of September 3, 2004 among the Company, Venturi Technology Partners, LLC, VTP, Inc., COMSYS Information Technology Services, Inc., COMSYS Holding, Inc. and certain COMSYS Holding stockholders named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 10, 2004).

2.3	Stock Purchase Agreement dated as of July 19, 2004 among the Company, PFI Corp. and Compass CS, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on July 21, 2004).

2.4	Amendment to Stock Purchase Agreement dated as of March 28, 2005 among the Company, PFI Corp. and CBS Personnel Holdings, Inc. (formerly known as Compass CS, Inc.) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.1	Registration Rights Agreement, dated as of September 30, 2004, by and among the Company and the stockholders party thereto (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on November 2, 2004).

4.2	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A/A filed with the SEC on November 2, 2004).

4.3	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.4	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners, L.P. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.5#	Common Stock Purchase Warrant dated as of April 14, 2003, issued by the Company in favor of BNP Paribas (incorporated by reference to Exhibit 99.16 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2003).

4.6	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q filed with the SEC on August 13, 2003).

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

Exhibit Number	Description

5.2**	Opinion of Robinson Bradshaw & Hinson.

10.1	Credit Agreement dated as of September 30, 2004 among COMSYS Services LLC, Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, ING Capital LLC, as Documentation Agent, GMAC Commercial Finance LLC, as Syndication Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.2	First Amendment to Credit Agreement dated as of October 27, 2004 among COMSYS Services LLC, Venturi Technologies Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.3	Consent and Second Amendment to Credit Agreement dated as of January 1, 2005 among COMSYS Services LLC, Venturi Technologies Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., Merrill Lynch Capital, as Administrative Agent, ING Capital LLC, as Documentation Agent, GMAC Commercial Finance LLC, as Syndication Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.4	Holdings Guaranty dated as of September 30, 2004 by COMSYS Holding, Inc., COMSYS IT Partners, Inc. and PFI Corp. in favor of Merrill Lynch Capital in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.5	Term Loan Credit Agreement dated as of September 30, 2004 among COMSYS Services LLC, Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, Heritage Bank, SSB, as Collateral Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.6	Consent and First Amendment to Term Loan Credit Agreement dated as of January 1, 2005 among COMSYS Services LLC, COMSYS Information Technologies Services, Inc., COMSYS IT Partners, Inc., PFI Corp., Venturi Technology Partners, LLC, COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, Heritage Bank, SSB, as Collateral Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.7	Holdings Guaranty dated as of September 30, 2004 by COMSYS Holding, Inc., COMSYS IT Partners, Inc. and PFI Corp. in favor of Heritage Bank, SSB in its capacity as Collateral Agent and Merrill Lynch Capital in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.8†	2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on November 9, 2004).

10.9†	2003 Equity Incentive Plan (incorporated by reference to Annex C to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 9, 2004).

10.10†	Old COMSYS 2004 Management Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

Exhibit Number	Description

10.11†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and Ken R. Bramlett, Jr. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.12†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and James C. Hunt (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.13†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and Larry L. Enterline (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.14†	Separation Agreement dated January 24, 2005 between the Company and Tom Stafford (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.15†	Amended and Restated Employment Agreement dated December 30, 2003, between COMSYS Information Technology Services, Inc. and Michael T. Willis (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.16†	Employment Agreement dated May 1, 2001 between COMSYS Information Technology Services, Inc. and Joseph C. Tusa, Jr. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.17†	Employment Agreement dated May 2, 2001 between COMSYS Information Technology Services, Inc. and Margaret G. Reed (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.18†	First Amendment to Employment Agreement dated March 2, 2004 between COMSYS Information Technology Services, Inc. and Margaret G. Reed (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.19†	Employment Agreement dated July 16, 2004 between COMSYS Information Technology Services, Inc. and David L. Kerr (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.20†	Employment Agreement dated April 14, 2003 between Personnel Group of America, Inc. and Michael Barker (incorporated by reference to Exhibit 99.12 to the Current Report on Form 8-K filed with the SEC on April 25, 2003).

10.21†	Amendment to Employment Agreement dated October 1, 2004 between the Company and Michael Barker (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.22**	Form of Indemnification Agreement between COMSYS IT Partners, Inc. and each of the directors and executive officers.

21.1	List of Significant Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

23.4**	Consent of Robinson Bradshaw & Hinson (included in Exhibit 5.2).

24.1*	Power of Attorney (included on signature page).

#	This exhibit is substantially identical to Common Stock Purchase Warrants issued by the Company on the same date to each of Bank of America, N.A. and Bank One, N.A., and to Common Stock Purchase Warrants, reflecting a transfer of a portion of such Common Stock Warrants issued by us (i) as of the same date to each of Inland Partners, L.P., Links Partners, L.P., MatlinPatterson Global Opportunities Partners L.P. and R2 Investments, LDC and (ii) n August 6, 2003 to Mellon HBV SPV LLC.
*	Filed herewith.
**	To be filed by amendment.
†	Management contract of compensatory plan or arrangement.

(b) The following financial statement schedule is filed herewith:

Schedule II—Valuation and Qualifying Accounts and Reserves

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 4th day of April, 2005.

COMSYS IT PARTNERS, INC.

By:	/S/ JOSEPH C. TUSA, JR.
Name:	Joseph C. Tusa, Jr.
Title:	Senior Vice President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints David L. Kerr, Margaret G. Reed and Joseph C. Tusa, Jr., and each of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 4th, 2005.

Signature	Title

/S/ MICHAEL T. WILLIS Michael T. Willis	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer) Director

/S/ JOSEPH C. TUSA, JR. Joseph C. Tusa, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/S/ LARRY L. ENTERLINE Larry L. Enterline	Director

/S/ FREDERICK W. EUBANK II Frederick W. Eubank II	Director

/S/ TED A. GARDNER Ted A. Gardner	Director

/S/ VICTOR E. MANDEL Victor E. Mandel	Director

/S/ KEVIN M. MCNAMARA Kevin M. McNamara	Director

S-1

Signature	Title

/S/ CHRISTOPHER R. PECHOCK Christopher R. Pechock	Director

/S/ ARTHUR C. ROSELLE Arthur C. Roselle	Director

/S/ ELIAS J. SABO Elias J. Sabo	Director

S-2

Schedule II

COMSYS IT Partners, Inc. and Subsidiaries

Valuation and Qualifying Accounts and Reserves

		Additions
	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period
Accounts receivable:
December 31, 2002	$6,821	$4,876	$—	$(5,964)	$5,733
December 31, 2003	5,733	(182)	—	(796)	4,755
January 2, 2005	4,755	(1,295)	1,805	(2,070)	3,195

(1)	Additions from acquisition.

COMSYS IT PARTNERS, INC.

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger dated as of July 19, 2004 among the Company, Venturi Technology Partners, LLC, VTP, Inc., COMSYS Information Technology Services, Inc., COMSYS Holding, Inc. and certain COMSYS Holding stockholders named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on July 21, 2004).

2.2	Amendment No. 1 to Agreement and Plan of Merger dated as of September 3, 2004 among the Company, Venturi Technology Partners, LLC, VTP, Inc., COMSYS Information Technology Services, Inc., COMSYS Holding, Inc. and certain COMSYS Holding stockholders named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on September 10, 2004).

2.3	Stock Purchase Agreement dated as of July 19, 2004 among the Company, PFI Corp. and Compass CS, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on July 21, 2004).

2.4	Amendment to Stock Purchase Agreement dated as of March 28, 2005 among the Company, PFI Corp. and CBS Personnel Holdings, Inc. (formerly known as Compass CS, Inc.) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.1	Registration Rights Agreement, dated as of September 30, 2004, by and among the Company and the stockholders party thereto (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on November 2, 2004).

4.2	Amended and Restated Registration Rights Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A/A filed with the SEC on November 2, 2004).

4.3	Voting Agreement, dated as of September 30, 2004, by and among the Registrant and the stockholders party thereto (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.4	Voting Agreement, dated as of September 30, 2004, between the Registrant and MatlinPatterson Global Opportunities Partners, L.P. (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2004).

4.5#	Common Stock Purchase Warrant dated as of April 14, 2003, issued by the Company in favor of BNP Paribas (incorporated by reference to Exhibit 99.16 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2003).

4.6	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.0 to the Quarterly Report on Form 10-Q filed with the SEC on August 13, 2003).

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

Exhibit Number	Description

5.2**	Opinion of Robinson Bradshaw & Hinson.

10.1	Credit Agreement dated as of September 30, 2004 among COMSYS Services LLC, Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, ING Capital LLC, as Documentation Agent, GMAC Commercial Finance LLC, as Syndication Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.2	First Amendment to Credit Agreement dated as of October 27, 2004 among COMSYS Services LLC, Venturi Technologies Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.3	Consent and Second Amendment to Credit Agreement dated as of January 1, 2005 among COMSYS Services LLC, Venturi Technologies Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., Merrill Lynch Capital, as Administrative Agent, ING Capital LLC, as Documentation Agent, GMAC Commercial Finance LLC, as Syndication Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.4	Holdings Guaranty dated as of September 30, 2004 by COMSYS Holding, Inc., COMSYS IT Partners, Inc. and PFI Corp. in favor of Merrill Lynch Capital in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.5	Term Loan Credit Agreement dated as of September 30, 2004 among COMSYS Services LLC, Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS IT Partners, Inc., PFI Corp., COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, Heritage Bank, SSB, as Collateral Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.6	Consent and First Amendment to Term Loan Credit Agreement dated as of January 1, 2005 among COMSYS Services LLC, COMSYS Information Technologies Services, Inc., COMSYS IT Partners, Inc., PFI Corp., Venturi Technology Partners, LLC, COMSYS Holding, Inc., Merrill Lynch Capital, as Administrative Agent, Heritage Bank, SSB, as Collateral Agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.7	Holdings Guaranty dated as of September 30, 2004 by COMSYS Holding, Inc., COMSYS IT Partners, Inc. and PFI Corp. in favor of Heritage Bank, SSB in its capacity as Collateral Agent and Merrill Lynch Capital in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on October 6, 2004).

10.8†	2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on November 9, 2004).

10.9†	2003 Equity Incentive Plan (incorporated by reference to Annex C to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 9,2004).

Exhibit Number	Description

10.10†	Old COMSYS 2004 Management Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.11†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and Ken R. Bramlett, Jr. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.12†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and James C. Hunt (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.13†	Separation Agreement dated September 1, 2004 between Venturi Partners, Inc. and Larry L. Enterline (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2004).

10.14†	Separation Agreement dated January 24, 2005 between the Company and Tom Stafford (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.15†	Amended and Restated Employment Agreement dated December 30, 2003, between COMSYS Information Technology Services, Inc. and Michael T. Willis (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.16†	Employment Agreement dated May 1, 2001 between COMSYS Information Technology Services, Inc. and Joseph C. Tusa, Jr. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.17†	Employment Agreement dated May 2, 2001 between COMSYS Information Technology Services, Inc. and Margaret G. Reed (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.18†	First Amendment to Employment Agreement dated March 2, 2004 between COMSYS Information Technology Services, Inc. and Margaret G. Reed (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.19†	Employment Agreement dated July 16, 2004 between COMSYS Information Technology Services, Inc. and David L. Kerr (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.20†	Employment Agreement dated April 14, 2003 between Personnel Group of America, Inc. and Michael Barker (incorporated by reference to Exhibit 99.12 to the Current Report on Form 8-K filed with the SEC on April 25, 2003).

10.21†	Amendment to Employment Agreement dated October 1, 2004 between the Company and Michael Barker (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

10.22**	Form of Indemnification Agreement between COMSYS IT Partners, Inc. and each of the directors and executive officers.

21.1	List of Significant Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2005).

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

Exhibit Number	Description

23.3**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

23.4**	Consent of Robinson Bradshaw & Hinson (included in Exhibit 5.2).

24.1*	Power of Attorney (included on signature page).

#	This exhibit is substantially identical to Common Stock Purchase Warrants issued by the Company on the same date to each of Bank of America, N.A. and Bank One, N.A., and to Common Stock Purchase Warrants, reflecting a transfer of a portion of such Common Stock Warrants issued by us (i) as of the same date to each of Inland Partners, L.P., Links Partners, L.P., MatlinPatterson Global Opportunities Partners L.P. and R2 Investments, LDC and (ii) on August 6, 2003 to Mellon HBV SPV LLC.
*	Filed herewith.
**	To be filed by amendment.
†	Management contract of compensatory plan or arrangement.

E-4